    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 2001.

                                            REGISTRATION STATEMENT NO. _________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          ----------------------------

                           SOUTHERN COMMUNITY BANCORP
             (Exact name of registrant as specified in its charter)

         Florida                         6021                     59-3619325

(State or jurisdiction of         (Primary Standard            (I.R.S. Employer
    incorporation or                  Industrial                Identification
      organization)              Classification Code               Number)
                                       Number)


                             250 North Orange Avenue
                             Orlando, Florida 32801
                                 (407) 648-1844
          (Address and telephone number of principal executive offices)

                          ----------------------------

                            Charlie W. Brinkley, Jr.
                      Chairman and Chief Executive Officer
                           Southern Community Bancorp
                             250 North Orange Avenue
                             Orlando, Florida 32801
                                 (407) 648-1844
            (Name, address and telephone number of agent for service)


                                   Copies to:


Alfred G. Smith, II, Esq.                  John P. Greeley, Esq.
Shutts & Bowen LLP                         Smith, Mackinnon, Greeley, Bowdoin,
201 S. Biscayne Boulevard, Suite 1500      Edwards, Brownlee & Marks, P.A.
Miami, Florida 33131                       255 South Orange Avenue, Suite 800
(305) 379-9147                             Orlando, Florida 32801
(305) 381-9982 (fax)                       (407) 843-7300
                                           (407) 843-2448 (fax)

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------
    Title of Each                                       Proposed             Proposed
       Class of                                          Maximum              Maximum
   Securities to be      Amount to be                Offering Price          Aggregate           Amount of
      Registered          Registered                    Per Unit           Offering Price     Registration Fee
   ----------------     -------------                --------------        --------------     ----------------
    Common Stock        683,206 Shares(1)                  N/A               $10,398,945      $2,599.74 (2)


         (1) The number of shares of common stock, par value $1.00 per share of Southern Community Bancorp to be registered pursuant to this Registration Statement is based upon the number of shares of common stock, par value $1.00 per share, of Peninsula Bancorp presently outstanding or reserved for issuance under various plans or otherwise expected to be issued pursuant to the consummation of the proposed transaction to which this Registration Statement relates, multiplied by the exchange ratio of 0.625 shares of Southern common stock for each share of Peninsula common stock.

         (2) Pursuant to Rule 457(f) under the Securities Act, the registration fee is based on the book value of the Peninsula common stock computed as of December 31, 2000 ($9.51 per share) and computed on the basis of the estimated maximum number of such shares (1,093,130) that may be exchanged for Southern common stock.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                             PENINSULA BANCORP, INC.
                        1030 International Speedway Drive
                          Daytona Beach, Florida 32114

                         ------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        To be held on ____________, 2001

                         ------------------------------


To the Shareholders of Peninsula Bancorp, Inc.:


         Notice is hereby given that a special meeting of shareholders of Peninsula Bancorp, Inc. will be held at the offices of Peninsula Bank, 1030 International Speedway Drive, Daytona Beach, Florida 32114 at _____ p.m. on ____________, 2001, for the following purposes:

         (1) To consider and vote upon an Agreement and Plan of Merger, dated as of December __, 2000 between Peninsula Bancorp, Inc. and Southern Community Bancorp pursuant to which Peninsula will merge into Southern. In the merger, each share of Peninsula common stock outstanding on the effective date of the merger will be converted into 0.625 shares of Southern common stock. You can find a copy of the merger agreement in Appendix A to the accompanying proxy statement/prospectus.

         (2) To transact other business, if any, that may properly come before the special meeting or any adjournment or postponement of the special meeting.

         Only shareholders of record at the close of business on _________, 2001 are entitled to receive notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

         Dissenters rights are available under Florida law to Peninsula shareholders with respect to the merger. Please see the section entitled "Dissenters' Rights" beginning on page 48 of the accompanying proxy statement/prospectus for a discussion of the availability of dissenters rights and the procedures required to be followed to assert dissenters' rights in connection with the merger.

         We look forward to seeing you at the special meeting. Your vote is important. Please mark, sign and return your proxy card, whether or not you plan to attend the special meeting.

         THE PENINSULA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER.

                                          By Order of the Board of Directors,

                                          /s/ Thomas H. Dargan, Jr.
                                          --------------------------------------
                                              President

                           [LOGO OF PENINSULA BANCORP]
                               [LOGO OF SOUTHERN]

      PROXY STATEMENT OF                                    PROSPECTUS OF
    PENINSULA BANCORP, INC.                           SOUTHERN COMMUNITY BANCORP

                                ----------------

         Your board of directors has unanimously approved a merger transaction in which Peninsula will merge into Southern. Your board believes this strategic transaction provides Peninsula with growth and strategic opportunities that would not have been available to us on a stand-alone basis. In addition, it provides you with the opportunity to participate as a shareholder in a rapidly growing banking organization.

         In the merger, each of your shares of Peninsula common stock will be converted into 0.625 of a share of Southern common stock. The conversion of your shares of Peninsula common stock generally will not be taxable.

         In order to complete this merger, Peninsula needs your approval. This document is being furnished to you in connection with the solicitation of proxies by Peninsula's board of directors for its use at the special meeting of shareholders.

         The special meeting will be held at the offices of Peninsula Bank, 1030 International Speedway Drive, Daytona Beach, Florida 32114, at _____ p.m. on __________, 2001. At the special meeting, you will be asked to consider and vote upon the merger agreement.

         Your board of directors believes that the merger is in the best interests of Peninsula and its shareholders and encourages you to vote "FOR" approval of the merger agreement. Peninsula's financial advisor, Professional Bank Services, Inc., has issued its opinion to the Peninsula board of directors that the consideration to be received by the shareholders of Peninsula under the merger agreement is fair and equitable from a financial perspective.

         INVESTING IN THE SHARES OF SOUTHERN INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 18. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The shares of Southern to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of Southern, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

         The shares of Southern are not listed on any national securities exchange or the NASDAQ Stock Market.

                    ----------------------------------------

         The date of this proxy statement/prospectus is_____________, 2001, and it is being mailed or otherwise delivered to Peninsula shareholders on or about that date.

                      REFERENCES TO ADDITIONAL INFORMATION

         This proxy statement/prospectus incorporates important business and financial information about Southern from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus, by requesting them in writing or by telephone from Southern at the following address:

                           Southern Community Bancorp
                             250 North Orange Avenue
                             Orlando, Florida 32801
                       Attention: Charlie W. Brinkley, Jr.
                        Telephone Number: (407) 648-1844

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY ______, 2001 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

         See "Where You Can Find More Information" on page 132 for further information.

                                TABLE OF CONTENTS

REFERENCES TO ADDITIONAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE SOUTHERN/PENINSULA MERGER................   1

SUMMARY..................................................................   1

         Information regarding Southern and Peninsula....................   1
         Establishment of new stock option plan..........................   4
         Selected Financial Data of Southern.............................   6
         Selected Financial Data of Peninsula............................   7

PRO FORMA FINANCIAL INFORMATION..........................................   8
         Pro Forma Per Share Data........................................   8
         Pro Forma Condensed Combined Capitalization.....................  10
         Pro Forma Condensed Combined Balance Sheet......................  11
         Pro Forma Condensed Combined Statements of Earnings.............  13

RISK FACTORS.............................................................  18

FORWARD-LOOKING STATEMENTS...............................................  22

PENINSULA SPECIAL MEETING................................................  23
         Record Date.....................................................  23
         Quorum; Effect of Abstentions and Broker Non-Votes..............  23
         Proxies.........................................................  23
         Vote Required...................................................  24
         Recommendation of Board of Directors............................  25

THE MERGER...............................................................  26
         Background of the Merger........................................  26
         Peninsula's Reasons for the Merger..............................  27
         Opinion of financial adviser to Peninsula.......................  28
         Southern's Reasons For The Merger...............................  33
         Effective Time of the Merger....................................  34
         Distribution of Southern Stock Certificates.....................  34
         Fractional Shares...............................................  35
         Federal Income Tax Consequences.................................  35
         Management and Operations after the Merger......................  37
         Post-Merger Compensation and Benefits...........................  37
         Interests of Certain Persons in the Merger......................  37

MERGER AGREEMENT.........................................................  39
         The Merger......................................................  39

         Assumption of Peninsula Stock Options...........................  40
         Establishment of Stock Option Plan..............................  40
         Covenants.......................................................  40
         Representations and Warranties..................................  42
         Additional Covenants  ..........................................  44
         Conditions to the Completion of the Merger......................  44
         Termination of the Merger Agreement.............................  45
         Amendments and Waiver...........................................  46
         Regulatory Approvals............................................  46
         Accounting Treatment............................................  47
         Resales of Southern Common Stock................................  47
         Dissenters' Rights..............................................  48

DESCRIPTION OF SOUTHERN'S CAPITAL STOCK..................................  50
         Common Stock....................................................  50
         Anti-Takeover Provisions........................................  50
         Staggered Board Proposal........................................  52
         Transfer Agent and Registrar....................................  52
         Limited Liability and Indemnification...........................  52
         Shares Eligible For Future Sale.................................  53

CERTAIN DIFFERENCES IN THE RIGHTS OF SOUTHERN SHAREHOLDERS
         AND PENINSULA SHAREHOLDERS......................................  54
         Authorized Capital..............................................  54
         Amendment of Articles of Incorporation..........................  54
         Notice of Meetings of Shareholders..............................  54
         Special Meetings of Shareholders................................  55
         Record Date.....................................................  55
         Number of Directors; Classified Board of Directors..............  55
         Removal of Directors............................................  56
         Indemnification.................................................  56
         Shareholder Inspection Rights; Shareholder Lists................  56

SUPERVISION AND REGULATION...............................................  57
         General.........................................................  57
         Holding Company Regulations.....................................  57
         Bank Regulation.................................................  59
         Capital Adequacy Requirements...................................  60
         Dividends.......................................................  61
         Other Laws......................................................  61
         Interstate Banking and Branching................................  62
         Financial Modernization.........................................  63

INFORMATION CONCERNING SOUTHERN..........................................  64
         General.........................................................  64

         Strategy........................................................  64
         Southern Community Bank.........................................  64
         Southern Community Bank of Southwest Florida....................  65
         Southern Community Insurance Agency, Inc........................  65
         Southern Community Banc Mortgage LLC............................  65
         Products and Services...........................................  66
         Asset and Liability Management..................................  68
         Correspondent Banking...........................................  69
         Other Services..................................................  69
         Customers.......................................................  69
         Competition.....................................................  70
         Facilities......................................................  70
         Employees.......................................................  71
         Legal Proceedings...............................................  71
         Management of Southern..........................................  72
         Executive Compensation..........................................  75
         Salary Continuation Agreements..................................  76
         Restricted Stock Agreement with Mr. Brinkley....................  76
         Employee Incentive Stock Option Plan............................  77
         Employee Stock Purchase Plan....................................  79
         Securities Ownership of Certain Beneficial Owners and
           Management of Southern........................................  81

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS OF SOUTHERN...........................  84
         Selected Financial Data of Southern.............................  84
         Southern's Results of Operations for the Years ended
           December 31, 1999 and December 31, 2000.......................  88
         Capital Expenditures............................................  89
         Asset Quality and Credit Risk...................................  89
         Non-Performing Assets and Past Due Loans........................  93
         Allowance and Provision for Loan Losses.........................  93
         Southern's Financial Condition..................................  95
         Liquidity and Rate Sensitivity..................................  98
         Capital......................................................... 103
         Impact of Inflation and Changing Prices......................... 105
         Quantitative and Qualitative Disclosures About Market Risk...... 105
         Future Accounting Requirements.................................. 105

INFORMATION CONCERNING PENINSULA......................................... 106
         Business of Peninsula........................................... 106
         Services Offered................................................ 106
         Competition and Other Market Factors............................ 107
         Employees....................................................... 107
         Management of Peninsula......................................... 107
         Background of Directors......................................... 108
         Compensation of Directors....................................... 110

         Indebtedness of Management...................................... 110
         Incentive Stock Option Plan..................................... 110
         Directors Stock Option Plan..................................... 111
         Security Ownership of Peninsula................................. 111
         Information About Voting Securities............................. 113
         Dividends....................................................... 113

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
         OPERATIONS AND FINANCIAL CONDITION OF PENINSULA................. 114
         Results of Operations for the Years Ended
           December 31, 1999 and 2000.................................... 114
         Capital Expenditures............................................ 118
         Asset Quality and Credit Risk................................... 119
         Non-Performing Assets and Past Due Loans........................ 122
         Allowance and Provision for Loan Losses......................... 123
         Financial Condition............................................. 125
         Liquidity and Rate Sensitivity.................................. 128
         Capital......................................................... 130
         Impact of Inflation and Changing Prices......................... 131
         Quantitative and Qualitative Disclosures About Market Risk...... 131
         Future Accounting Requirements.................................. 131

LEGAL MATTERS............................................................ 132

EXPERTS.................................................................. 132

OTHER MATTERS............................................................ 132

WHERE YOU CAN FIND MORE INFORMATION...................................... 132


EXHIBITS:

Exhibit A -- Agreement and Plan of Merger
Exhibit B -- Opinion of Professional Bank Services, Inc.
Exhibit C -- Dissenters Provisions of Florida Business Corporation Act Exhibit D -- Consolidated Financial Statements of Southern
Exhibit E -- Consolidated Financial Statements of Peninsula

            QUESTIONS AND ANSWERS ABOUT THE SOUTHERN/PENINSULA MERGER

Q:       WHAT AM I BEING ASKED TO VOTE ON?

A: You are being asked to vote to approve and adopt the merger agreement entered into between Southern and Peninsula and the merger contemplated by the merger agreement. In the merger, Peninsula will be merged with and into Southern. After the merger is completed, Peninsula Bank will be a wholly owned subsidiary of Southern.

Q:       WHAT WILL I RECEIVE IN THE MERGER?

A: If the merger is completed, Peninsula shareholders will receive 0.625 of a share of Southern common stock for each share of Peninsula common stock owned by them. Southern will not issue factional shares. Instead, Peninsula shareholders will receive a cash payment for any factional shares.

Q:       DOES PENINSULA'S BOARD SUPPORT THE MERGER?

A: Yes. Peninsula's Board of Directors has unanimously determined that the merger is fair to, and in the best interest of, Peninsula and its shareholders and recommends that Peninsula shareholders vote for approval and adoption of the merger agreement and the merger. The directors and executive officers of Peninsula have indicated that they intend to vote for the approval of the merger agreement.

Q:       WHEN AND WHERE IS THE SPECIAL MEETING OF SHAREHOLDERS?

A: The special meeting will take place on _______, _______ __, 2001 at ___ a.m., local time, at the offices of Peninsula Bank located in Daytona Beach, Florida.

Q:       WHO CAN VOTE AT THE PENINSULA SPECIAL MEETING OF SHAREHOLDERS?

A: You can vote at the special meeting if you own shares of Peninsula common stock at the close of business on ________, _________ __, 2001. As of the close of business on that date, approximately 994,830 shares of Peninsula common stock were outstanding.

Q:       WHAT VOTE IS REQUIRED TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE
         MERGER?

A: Approval and adoption of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the shares of Peninsula common stock outstanding on the record date. Shareholders will have one vote for each share of Peninsula common stock owned by them.

Q:       WHAT HAPPENS IF I DO NOT VOTE?

A: Since the affirmative vote of the holders of a majority of the outstanding shares is required to approve the merger agreement and the merger, a failure to vote will have the same effect as a vote "against" the merger.

Q: DOES THE CONSUMMATION OF THE MERGER REQUIRE THE APPROVAL OF SOUTHERN SHAREHOLDERS?

A:       No.  Southern shareholders are not required to approve the merger.

Q:       WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote. Sign and return the proxy card in the enclosed prepaid return envelope marked "Proxy" as soon as possible, so that your shares may be represented and voted at the special meeting to be held on _______________ ___, 2001.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions provided by your broker. Your failure to instruct your broker to vote your shares will be the equivalent of voting against the approval of the merger agreement.

Q:       CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. There are three ways in which you may revoke your proxy and change your vote. First, you may send a written notice to the President of Peninsula stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy.

Q:       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, Southern will send you written instructions explaining how you should exchange your stock certificates.

Q:       WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We expect the merger to be completed during the second quarter of 2001. We are working towards completing the merger as quickly as possible. To do so, the shareholders of Peninsula must approve the merger agreement and the merger and we must obtain the banking and other regulatory approvals that are necessary to complete the merger.

Q:       CAN I EXERCISE DISSENTERS RIGHTS IN CONNECTION WITH THE MERGER?

A: Yes. The shareholders of Peninsula are entitled to dissenter's rights in connection with the merger. To exercise your dissenter's rights, you must comply with the procedures described on page 48 of this proxy statement/prospectus.

Q: WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS PROXY STATEMENT/PROSPECTUS?

A: You should contact Thomas H. Dargan, Jr., at Peninsula, 1030 International Speedway Drive, Daytona Beach, Florida 32114, telephone
         (904) 252-2265.

                                     SUMMARY

         THIS BRIEF SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY STATEMENT/PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. EACH ITEM IN THIS SUMMARY REFERS TO THE PAGE WHERE THAT SUBJECT IS DISCUSSED IN MORE DETAIL. YOU SHOULD CAREFULLY READ THE ENTIRE PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS TO WHICH WE REFER TO UNDERSTAND FULLY THE MERGER. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 128 ON HOW TO OBTAIN COPIES OF THOSE DOCUMENTS. IN ADDITION, THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS. WE ENCOURAGE YOU TO READ THE MERGER AGREEMENT BECAUSE IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

INFORMATION REGARDING SOUTHERN AND PENINSULA

SOUTHERN COMMUNITY BANCORP
250 North Orange Avenue
Orlando, Florida  32801
(407) 648-1844

         Southern Community Bank is a Florida based bank holding company organized in 1999. Southern currently conducts most of its activities through Southern Community Bank, which is based in Orlando, Florida. This bank commenced operations in December 1998 and currently has a main office and three branches in the Orlando, Florida area. As of December 31, 2000, Southern Community Bank had total assets of approximately $210.8 million. Southern expects that Southern Community Bank will open two additional branches in the Orlando market during the next eighteen months. In January 2001, Southern opened Southern Community Bank of Southwest Florida, a new bank based in Bonita Springs, Florida. Southern expects that the new bank will open a branch in Naples, Florida during the next three months.

PENINSULA BANCORP, INC.
1030 International Speedway Drive
Daytona Beach, Florida 32114
(904) 252-2265

         Peninsula is a bank holding company organized in April 1999. Peninsula acquired Peninsula Bank in January 2000, and its principal activity to date has been to provide advisory services to and to coordinate the general policies of Peninsula Bank.

         Peninsula's only subsidiary is Peninsula Bank, which accounts for all of Peninsula's consolidated assets. Peninsula Bank is a Florida state bank organized in 1998.

         Peninsula's principal office is located in Daytona Beach, Florida and it maintains branches in Ormond Beach, Florida and Port Orange, Florida. Subject to the receipt of prior regulatory approval, Peninsula Bank intends to establish another branch office in Orange City in Volusia

County within the next 12 months. At December 31, 2000, Peninsula Bank had total assets of $50.4 million.

SOUTHERN WILL BE THE SURVIVING CORPORATION (SEE PAGE 39)

         Peninsula will be merged with and into Southern. Southern will be the surviving corporation after the merger. The directors and officers of Southern in office before the merger will continue to serve as the directors and officers of Southern after the merger. Additionally, four persons selected by the Board of Directors of Peninsula, will also become directors of Southern after the merger. These individuals are George D. Anderson, Thomas H. Dargan, Jr., P. T. Fleuchaus and Sanford Miller, each of whom currently serve as a director of Peninsula.

MERGER CONSIDERATION WILL BE 0.625 SOUTHERN SHARES FOR EACH PENINSULA SHARE (SEE PAGE 39)

         When the merger is complete, each of your shares of Peninsula common stock will be converted into 0.625 of a share of Southern common stock. In the case of fractional shares, you will receive cash instead of a fractional share.

         For example, if you hold 1,000 shares of Peninsula common stock, then you will received 625 shares of Southern common stock.

SHARE INFORMATION AND MARKET PRICES OF SOUTHERN COMMON STOCK

         Southern common stock is not traded on any securities exchange or public market. To the best of Southern's knowledge, there has been little secondary trading in the stock.

GENERALLY, THE MERGER WILL BE A TAX-FREE TRANSACTION FOR PENINSULA SHAREHOLDERS (SEE PAGE 35)

         Southern expects that for United States federal income tax purposes, you will not recognize any gain or loss in the merger, except in connection with any cash that you may receive instead of a fractional share of Southern common stock or as a result of the exercise of dissenters' appraisal rights. Your holding period for the Southern common stock received in the merger, which determines how any gain or loss should be treated for federal income tax purposes upon future sales of Southern common stock, generally will include your holding period for the Peninsula common stock exchanged in the merger.

PENINSULA AND SOUTHERN HAVE RECEIVED A LEGAL OPINION THAT THE FEDERAL INCOME TAX TREATMENT WILL BE AS DESCRIBED IN THIS DOCUMENT. (SEE PAGE 35)

         This tax treatment may not apply to certain Peninsula shareholders, including shareholders who are non-U.S. persons or dealers in securities. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences for you.

PENINSULA BOARD UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THE MERGER AGREEMENT (SEE PAGE 27)

         The Peninsula board believes that the merger is in your best interests and has unanimously approved the merger agreement. The Peninsula board of directors recommends that you vote "FOR" approval of the merger agreement and the merger. The directors and executive officers of Peninsula have indicated that they intend to vote for the approval of the merger agreement.

PENINSULA'S FINANCIAL ADVISOR SAYS CONSIDERATION TO BE RECEIVED BY PENINSULA SHAREHOLDERS UNDER THE MERGER AGREEMENT IS FAIR AND EQUITABLE TO PENINSULA SHAREHOLDERS FROM A FINANCIAL PERSPECTIVE (SEE PAGE 28)

         Professional Bank Services, the financial advisor to Peninsula in connection with the merger, has delivered an opinion to the Peninsula board that the consideration to be received by Peninsula shareholders under the merger agreement is fair and equitable from a financial perspective. We have attached a copy of the opinion of this proxy statement/prospectus as Appendix B. You should read the opinion in full to understand the assumptions made, matters considered and the limitations of the review undertaken by Professional Bank Services in providing this opinion.

         Professional Bank Services will receive fees of approximately $11,000, plus reimbursement of its expenses, for its services as financial advisor to Peninsula in connection with the merger.

SPECIAL MEETING TO BE HELD ON _______, 2001 (SEE PAGE 23)

         The special meeting of Peninsula shareholders will be held at ____ p.m. on ________, 2001, at the offices of Peninsula Bank, 1030 International Speedway Drive, Daytona Beach, Florida 32114. At the special meeting, you will be asked to consider and vote to approve the merger agreement which provides for the merger of Peninsula into Southern.

RECORD DATE SET AT _________, 2001; MAJORITY VOTE OF OUTSTANDING SHARES IS REQUIRED TO APPROVE MERGER (SEE PAGE 23)

         You can vote at the special meeting if you owned Peninsula common stock at the close of business on ____________, 2001. As of that date, there were 994,830 shares of Peninsula common stock issued and outstanding and entitled to be voted at the special meeting. The affirmative vote of the holders of a majority of the votes entitled to be cast on the merger agreement is required for approval. The directors and executive officers of Peninsula beneficially owned, as of the record date, and are entitled to vote 389,000 of the outstanding shares of Peninsula common stock, which represents approximately 39.1% of the outstanding shares of Peninsula common stock. The Peninsula directors and executive officers have indicated that they intend to vote their shares for approval of the merger agreement.

STOCK OPTIONS WILL BE ASSUMED (SEE PAGE 40)

         At the effective time of the merger, Southern will assume each outstanding option to purchase shares of Peninsula common stock. These options will become the right to purchase a number of shares of Southern common stock equal to the number of shares of Peninsula common stock that were subject to the option multiplied by 0.625, at an exercise price equal to the current exercise price divided by 0.625. The other terms and conditions of the options will remain the same. As of the date of this proxy statement/prospectus, Peninsula had issued options covering 78,300 shares of its common stock. Under the terms of the merger agreement, these options will be converted into options to acquire 48,938 shares of Southern common stock on the effective date of the merger.

ESTABLISHMENT OF NEW STOCK OPTION PLAN (SEE PAGE 40)

         Under the terms of the merger agreement, Southern has agreed that it will adopt a stock option plan for the benefit of the directors and employees of Peninsula Bank. The plan will authorize Southern to issue options to directors and employees of Peninsula Bank to purchase up to an additional 76,883 shares of Southern common stock. The plan will be administered by a committee consisting of directors of Southern who are also directors of Peninsula Bank. The shareholders of Southern will vote on the adoption of the plan at the annual meeting of the shareholders of Southern. The effectiveness of the plan is contingent upon the approval of Southern's shareholders.

DISSENTERS' RIGHTS (SEE PAGE 48)

         Under Florida law, if you do not vote for the merger agreement and you properly and timely exercise your rights to dissent to the merger, you may demand a cash payment for the "fair value" of your shares of Peninsula common stock. To exercise these rights, you must comply with all procedural requirements of the Florida Business Corporation Act, the relevant sections of which are attached to this document as Appendix C.

SOUTHERN WILL USE PURCHASE ACCOUNTING TREATMENT (SEE PAGE 47)

         Southern will account for the merger as a purchase for financial reporting purposes.

CERTAIN PERSONS HAVE INTERESTS IN THE MERGER (SEE PAGE 37)

         Some of Peninsula's directors and officers have interests in the merger that are different from, or in addition to, their interests as shareholders of Peninsula.

         P. T. Fleuchaus, a director of Peninsula, is the owner of 4,000 shares of the common stock of Southern.

         The directors of Peninsula will be eligible to participate in the new stock option plan to be established by Southern for the benefit of the directors and employees of Peninsula Bank. The plan will authorize Southern to issue options to directors and employees of Peninsula covering up to 76,883 shares of Southern common stock.

         Southern has also agreed that for a period of six years after the merger it will indemnify the directors and officers of Peninsula against all liability arising out of actions or omissions occurring on or prior to the effective date of the merger to the extend authorized by Florida Law.

         Certain of the directors and executive officers of Peninsula hold stock options which entitle them to purchase, in the aggregate, up to 78,300 shares of Peninsula's common stock. Under the terms of the merger agreement, these options will be assumed by Southern and converted into options to require shares of Southern's common stock after taking into account the exchange ratio in the merger.

         Upon the consummation of the merger, the board of directors of Southern will be expanded to add four persons selected by the board of directors of Peninsula. These individuals will be George D. Anderson, Thomas H. Dargan, Jr.,
P. T. Fleuchaus and Sanford Miller, each of whom currently serve as a director of Peninsula.

         The board of Peninsula was aware of these interests and took them into account in approving the merger.

SOUTHERN COMMON STOCK WILL BE FREELY TRANSFERABLE BY NON-AFFILIATES
(SEE PAGE 47)

         Southern common stock issued in the merger will be freely transferable by you unless you are deemed to be an "affiliate" of Peninsula under applicable federal securities laws. Generally, "affiliates" include directors, certain executive officers and 10% or greater shareholders.

CONDITIONS THAT MUST BE SATISFIED FOR THE MERGER TO OCCUR (SEE PAGE 44)

         Completion of the merger is subject to various conditions which include:

         o approval and adoption of the merger agreement by Peninsula shareholders;

         o receipt of all banking and other regulatory consents and approvals necessary to permit completion of the merger; and

         o other customary contractual conditions set forth in the merger agreement.

REGULATORY APPROVALS SOUTHERN MUST OBTAIN FOR THE MERGER (SEE PAGE 46)

         Southern cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System and the State of Florida Department of Banking and Finance. Southern has filed applications with the Federal Reserve and the Florida Department of Banking for approval of the merger.

         Southern cannot be certain when or if Southern will obtain the regulatory approvals. However, Southern does not know of any reason why Southern should not obtain them in a timely manner.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 45)

         Peninsula and Southern can mutually agree at any time to abandon the merger and terminate the merger agreement, even if Peninsula shareholders have approved it. Also, either of our boards can decide, without the consent of the other, to abandon the merger if any of the following occur:

         o The other party breaches the merger agreement in a material way and does not, or cannot, correct the breach in 30 days.

         o        The merger has not been completed by June 30, 2001.

         In addition, Southern may abandon the merger if Peninsula's shareholders do not approve the merger agreement, or if Peninsula's board withdraws its recommendation to approve the merger or modifies its recommendation in a manner adverse to the interests of Southern.

Selected Financial Data of Southern

         The table below presents selected historical financial data for Southern. Southern derived the historical financial data from its audited financial statements for the fiscal years' ended December 31, 1999 and 2000. This data should be read in conjunction with the audited consolidated financial statements of Southern, including the notes to the financial statements, included elsewhere in this proxy statement/prospectus.

                                                          SOUTHERN
                                                   ------------------------
                                                          Year Ended
                                                          December 31
                                                   ------------------------
                                                      1999            2000

                                                     (Dollars in thousands,
                                                     except per share data)

Net interest income                                $ 2,213         $ 6,311

Provision for loan losses                              609           1,174

Non-interest income                                    116             595

Non-interest expense                                 3,216           5,033

Income tax provision (benefit)                        (554)            299

Net earnings (loss)                                   (942)            400

Basic and diluted earnings (loss) per share          (1.10)           0.40

SELECTED FINANCIAL DATA OF PENINSULA

         The table below presents selected historical financial data for Peninsula. Peninsula derived the historical financial data from its audited financial statements for the fiscal years' ended December 31, 1999 and 2000. This data should be read in conjunction with the audited consolidated financial statements of Peninsula, including the notes to the financial statements, included elsewhere in this proxy statement/prospectus.

                                                           PENINSULA
                                                  --------------------------
                                                          Year Ended
                                                          December 31
                                                  --------------------------
                                                   1999                 2000

                                                    (Dollars in thousands,
                                                    except per share data)

Net interest income                                $961               $1,684
Provision for loan losses                           276                  114
Non-interest income                                  73                  152
Non-interest expense                              1,217                1,551
Income tax provision (benefit)                      (92)                  46
Net income (loss)                                  (367)                 126
Basic and diluted (loss) income per share         (0.50)                0.14

                         PRO FORMA FINANCIAL INFORMATION

PRO FORMA PER SHARE DATA

         The following table summarizes the historical consolidated and pro forma net earnings and net worth of Southern and Peninsula after giving effect to the proposed merger at and for the year ended December 31, 2000. The pro forma data is based on the aggregate purchase price of $10,256,000, represented by 621,598 Southern common shares, for all of the outstanding shares of Peninsula at January 1, 2000 for the year ended December 31, 2000. Peninsula shares will be exchanged for Southern common shares, using an exchange ratio of
 .625 shares of Southern for each Peninsula share tendered. The information presented below is provided for informational purposes only and is not necessarily indicative of the combined financial position or results of operation which actually would have occurred if the transaction had been consummated at the date and for the periods indicated or which may be obtained in the future. This information should be read in conjunction with the separate consolidated financial statements and notes thereto of both Southern and Peninsula, the respective Management's Discussion and Analysis of Financial Condition and Results of Operations of both Southern and Peninsula and the other unaudited pro forma financial information, all included elsewhere in this Proxy Statement/Prospectus.


                                                                                 At or for the
                                                                                   Year Ended
                                                                                December 31, 2000
                                                                              ----------------------
                                                                              (Dollars in Thousands)

Shares outstanding at end of period:
         Assumed number of shares of Southern common stock issued                      621,598
         Shares of common stock of Southern before merger                            1,720,098
                                                                                   -----------

         Pro forma shares of Southern common stock outstanding after merger          2,341,696
                                                                                   ===========

Consolidated net earnings:
         Southern - historical                                                     $       400
         Peninsula - historical                                                            126
         Adjustments for the merger                                                         18(a)
                                                                                   -----------

              Combined entity - pro forma after merger                             $       544
                                                                                   ===========

Consolidated stockholders' equity:
         Southern - historical                                                     $    26,351
         Peninsula - historical                                                          9,464
         Net issuance of Southern common stock                                          10,256(b)
         Adjustments for the merger                                                     (9,464)(c)
                                                                                   -----------

              Combined entity - pro forma after merger                             $    36,607
                                                                                   ===========

Consolidated net earnings per share, basic and diluted:

         Southern - historical (d)                                                 $       .40
                                                                                   ===========
         Peninsula - historical (e)                                                $       .14
                                                                                   ===========

         Southern - proforma after merger                                          $       .34
                                                                                   ===========
         Peninsula - proforma after merger (h)                                     $       .21
                                                                                   ===========



                                                                               At or for the
                                                                                 Year Ended
                                                                              December 31, 2000
                                                                           ----------------------
                                                                           (Dollars in Thousands)
Dividends per share:
         Southern - historical                                                     $   --
                                                                                   ======
         Peninsula - historical                                                    $   --
                                                                                   ======
         Peninsula - proforma after merger                                         $   --
                                                                                   ======

Consolidated book value per share:
         Southern - historical (f)                                                 $15.32
                                                                                   ======
         Peninsula - historical (g)                                                $ 9.51
                                                                                   ======
         Southern - proforma after merger                                          $15.63
                                                                                   ======
         Peninsula - proforma after merger (h)                                     $ 9.77
                                                                                   ======

-------------------------------

(a) Reflects pro forma adjustments as detailed on the pro forma combined statements of operations.

(b) Represents gross proceeds from issuance of 621,598 Southern's shares at $16.50 per share (i.e., the offering price in Southern's recently completed public offering).

(c)      Represents elimination of stockholders' equity of Peninsula.

(d)      Computed using 994,591 for weighted-average shares outstanding.

(e) Computed using 930,069 for December 31, 2000 weighted-average shares outstanding.

(f) Computed using 1,720,098 at December 31, 2000 common shares outstanding.

(g)      Computed using 994,806 at December 31, 2000 common shares outstanding.

(h) Computed using the related Southern's proforma after merger amount multiplied by the exchange ratio.

PRO FORMA CONDENSED COMBINED CAPITALIZATION

The following table sets forth the capitalization of Southern at December 31, 2000 and the pro forma capitalization of Southern, after giving effect to the proposed merger assuming 621,598 shares of Southern shares are issued in the merger. The information presented below should be read in conjunction with the separate consolidated financial statements and notes thereto of Southern and Peninsula, the respective Management's Discussion and Analysis of Financial Condition and Results of Operations of Southern and Peninsula, and other unaudited pro forma financial information, all included elsewhere in this Proxy Statement/Prospectus.


                                                                                 At December 31, 2000
                                                         -------------------------------------------------------------------------
                                                                                                 Proforma
                                                                                                Adjustments
                                                                                              for Acquisition
                                                                                          -----------------------         Pro
                                                         Southern       Peninsula         Debit            Credit         Forma
                                                         --------       ---------        ---------        ---------      ---------
                                                                             (Dollars in thousands)

Deposits                                                 $ 182,225         39,267               --                4(1)     221,496
Other borrowings                                                --          1,495               --               --          1,495
                                                         ---------      ---------        ---------        ---------      ---------

           Total                                         $ 182,225         40,762               --                4        229,991
                                                         =========      =========        =========        =========      =========

Stockholders' equity:
     Common stock                                            1,720            995              995(2)           622(3)       2,342
     Additional paid-in capital                             25,173          8,953            8,953(2)         9,634(3)      34,807
     Accumulated deficit                                      (825)          (462)              --              462(2)        (825)
     Accumulated other comprehensive
           income (loss)                                       283            (22)              --               22(2)         283
                                                         ---------      ---------        ---------        ---------      ---------

           Total stockholders' equity                    $  26,351          9,464            9,948           10,740         36,607
                                                         =========      =========        =========        =========      =========



         (1) Represents the write-up for the deposits of Peninsula to estimated fair value.

         (2) Reflects the elimination of the stockholders' equity of Peninsula.

         (3) Reflects the issuance of 621,598 shares of Southern Common Stock at an assumed price of $16.50 per share as the consideration issued in the merger.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

The following Pro Forma Condensed Combined Balance Sheet reflects the consolidated balance sheet of Southern as of December 31, 2000, after giving effect to the proposed merger of Peninsula with Southern. The transaction will be accounted for as a purchase and is based on assumptions explained herein and in the Notes to Pro Forma Condensed Combined Balance Sheet and Statement of Operations. The information presented below should be read in conjunction with the separate consolidated financial statements and notes thereto of Southern and Peninsula, the respective Management's Discussion and Analysis of Financial Condition and Results of Operations of Southern and Peninsula and the other unaudited pro forma financial information, all included elsewhere in this Proxy Statement/Prospectus.

                                                                                   Adjustments for Acquisition
                                                                                  -----------------------------
                                                     Southern       Peninsula        Debit            Credit           Proforma
                                                    -----------    -----------    -----------       -----------       -----------
                       ASSETS                                                    (Dollars in thousands)
Cash and cash equivalents .......................   $    27,313         12,395             --                --            39,708
Securities available for sale ...................        18,746          5,348             --                --            24,094
Federal Home Loan Bank stock ....................           212             --             --                --               212
Loans receivable, net ...........................       150,734         30,283             --               319(2)        180,698
Premises and equipment, net .....................         9,705          1,997             --                --            11,702
Accrued interest receivable .....................         1,155            212             --                --             1,367
Deferred tax asset ..............................           250            109            129(11)            --               488
Goodwill ........................................            --             --            986(4)             --               986
Other assets ....................................         2,698             59             --                --             2,757
                                                    -----------    -----------    -----------       -----------       -----------

        Total ...................................   $   210,813         50,403          1,115               319           262,012
                                                    ===========    ===========    ===========       ===========       ===========

    LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
    Noninterest-bearing demand deposits .........   $    22,392          6,095             --                --            28,487
    Savings, NOW and money-market deposits ......        56,728         10,934             --                --            67,662
    Time deposits ...............................       103,105         22,238             --                 4(3)        125,347
                                                    -----------    -----------    -----------       -----------       -----------

        Total deposits ..........................       182,225         39,267             --                 4           221,496

Other borrowings ................................            --          1,495             --                --             1,495
Other liabilities ...............................         2,237            177             --                --             2,414
                                                    -----------    -----------    -----------       -----------       -----------

        Total liabilities .......................       184,462         40,939             --                 4           225,405
                                                    -----------    -----------    -----------       -----------       -----------

Stockholders' equity:
    Common stock ................................         1,720            995            995(5)            622(1)          2,342
    Additional paid-in capital ..................        25,173          8,953          8,953(5)          9,634(1)         34,807
    Retained earnings ...........................          (825)          (462)           462(5)           (825)
    Accumulated other comprehensive income (loss)           283            (22)            --                22(5)            283
                                                    -----------    -----------    -----------       -----------       -----------

        Total stockholders' equity ..............        26,351          9,464          9,948            10,740            36,607
                                                    -----------    -----------    -----------       -----------       -----------

        Total ...................................   $   210,813         50,403          9,948            10,744           262,012
                                                    ===========    ===========    ===========       ===========       ===========

Book value per share ............................   $     15.32           9.51                                              15.63
                                                    ===========    ===========                                        ===========

Common shares outstanding .......................     1,720,098        994,806                                          2,341,696
                                                    ===========    ===========                                        ===========


PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS

The following Pro Forma Condensed Combined Statements of Operations reflect the consolidated results of operations of Southern for the year ended December 31, 2000, after giving effect to the proposed acquisition of all of the outstanding stock of Peninsula by Southern in a transaction which will be accounted for as a purchase. The statements are based on the assumptions explained herein and in the Notes to Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations. The Pro Forma Condensed Combined Statements of Operations do not necessarily reflect the results of operations as they would have been if Southern and Peninsula had constituted a single entity during the year ended December 31, 2000. The information presented below should be read in conjunction with the separate consolidated financial statements and notes thereto of Southern and Peninsula, the respective Management's Discussion and Analysis of Financial Condition and Results of Operations of Southern and Peninsula, and the other unaudited pro forma financial information, all included elsewhere in this Proxy Statement Prospectus.



                                                                                 Year Ended December 31, 2000
                                                              ---------------------------------------------------------------
                                                                                              Proforma
                                                                                             Adjustments
                                                                                             for Merger
                                                                                      ------------------------      Proforma
                                                              Southern    Peninsula     Debit         Credit        Combined
                                                              ---------   ---------   ---------      ---------      ---------
                                                                                          (Dollars in Thousands)
Interest income:
    Loans receivable ......................................   $  10,702       2,558          --            109(6)      13,369
    Securities ............................................       1,123         309          --             --          1,432
    Other interest-earning assets .........................         687         425          --             --          1,112
                                                              ---------   ---------   ---------      ---------      ---------

        Total interest income .............................      12,512       3,292          --            109         15,913
                                                              ---------   ---------   ---------      ---------      ---------

Interest expense:
    Deposits ..............................................       6,149       1,540          --              2(7)       7,687
    Other borrowings ......................................          52          68          --             --            120
                                                              ---------   ---------   ---------      ---------      ---------

        Total interest expense ............................       6,201       1,608          --              2          7,807
                                                              ---------   ---------   ---------      ---------      ---------

Net interest income .......................................       6,311       1,684          --            111          8,106

        Provision for loan losses .........................       1,174         114          --             --          1,288
                                                              ---------   ---------   ---------      ---------      ---------

Net interest income after provision for loan losses               5,137       1,570          --            111          6,818
                                                              ---------   ---------   ---------      ---------      ---------

Noninterest income:
    Service changes on deposit accounts ...................         266         137          --             --            403
    Service charges and fees ..............................         215          15          --             --            230
    Earnings on bank owned life insurance .................          84          --          --             --             84
    Gain on sale of securities available for sale .........          30          --          --             --             30
                                                              ---------   ---------   ---------      ---------      ---------
        Total noninterest income ..........................         595         152          --             --            747
                                                              ---------   ---------   ---------      ---------      ---------

Noninterest expense:
    Salaries and employee benefits ........................       2,035         787          --             --          2,822
    Preopening expense ....................................         659          --          --             --            659
    Occupancy expense .....................................         980         266          --             --          1,246
    Data processing .......................................         287         153          --             --            440
    Other expense .........................................       1,072         345          49(8)          --          1,466
                                                              ---------   ---------   ---------      ---------      ---------

        Total noninterest expenses ........................       5,033       1,551          49             --          6,633
                                                              ---------   ---------   ---------      ---------      ---------

Earnings before income tax ................................         699         171          49            111            932

        Income taxes ......................................         299          45          44             --            388
                                                              ---------   ---------   ---------      ---------      ---------

Net earnings ..............................................   $     400         126          93            111            544
                                                              =========   =========   =========      =========      =========
Basic and diluted earnings per share ......................   $     .40         .14                                       .34
                                                              =========   =========                                 =========
Weighted-average shares outstanding (9) ...................     994,591     930,069                                 1,616,189
                                                              =========   =========                                 =========

NOTES TO PRO FORMA CONDENSED COMBINED BALANCE SHEET AND STATEMENTS OF OPERATIONS

         The Pro Forma condensed Combined Balance Sheet as of December 31, 2000, assumes the proposed merger of Peninsula with Southern occurred on December 31, 2000. The proposed merger of Peninsula with Southern will be accounted for as a purchase transaction and, in accordance with generally accepted accounting principles, the purchase price will be allocated to the assets and liabilities of Peninsula based upon their relative fair values, as determined by appraisals and studies to be undertaken as of the Effective Date. The adjustments will include, among others, a valuation of loans, a valuation of premises and equipment and a determination of the value in excess of book value, if any, of customer checking, savings and other deposit accounts. Any excess of the purchase price over the fair value of Peninsula's net assets will be allocated to goodwill.

         The Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2000, assumes that the proposed acquisition of Peninsula by Southern occurred on January 1, 2000.

         The Pro Forma financial information included in the Pro Forma Condensed Combined Balance Sheet and the Pro Forma Condensed Combined Statements of Operations assumes a purchase price of $10,256,000, represented by 621,598 Southern common shares valued at $16.50 per share (based on the offering price in Southern's recently completed public offering).

         The adjustments shown in these pro forma statements reflect approximate market values as of December 31, 2000, and do not reflect subsequent changes in interest rates. The actual adjustments as of the Effective Date can not be determined until that time and may have an impact on the pro forma financial position and results of operations which is different from that reflected in the accompanying Proforma Condensed Combined Balance Sheet and Statements of Operations.

(1) Reflects the issuance of 621,598 shares of Southern stock at an assumed price of $16.50 per share in exchange for 100% of the outstanding shares of Peninsula's common stock.

(2) Reflects the write-down of Peninsula's loans receivable to estimated fair value.

(3)      Reflects the write-up of Peninsula deposits to estimated fair value.

(4) Reflects the excess of the purchase price over the estimated fair value of the net assets acquired. Such excess has been allocated to goodwill.

(5)      Reflects the elimination of stockholders' equity of Peninsula.

(6) Reflects the amortization or accretion of the premium or discount from the write-up of the loan portfolio using the level yield method over the remaining estimated lives of the related loans.

(7) Reflects the amortization of the premium from the write-up of the deposits using the level-yield method over the remaining estimated life of the related deposits.

(8) Reflects the amortization of goodwill resulting from the purchase of Peninsula using the straight-line method over a period of twenty years.

(9) Computed using the weighted average number of shares of Southern at the dates indicated plus 621,598 shares of Southern issued as a result of the acquisition.

(10) Costs incurred by Southern to complete this merger are not expected to be material and accordingly have not been considered in these pro forma statements.

(11) Reflects the tax effect (40% effective tax rate) of the amortization of the write-down of Peninsula's loans receivable and deposits.

         The following table sets forth the pro forma effect on future periods results of operations, of the accretion and amortization of the valuation adjustments to be recorded in connection with the proposed merger of Peninsula with Southern. The actual effect of the accretion and amortization of these valuation adjustments may vary if the assumptions used are not realized.


                                                      Increase (Decrease) in Net Earnings
                  ------------------------------------------------------------------------------------------------------
                                                               (In thousands)

                    Accretion/                                                                               Net Effect
For the           (Amortization)          Amortization                                   Income              on Results
Year Ended         of Premium              of Premium                                      Tax                   of
December 31,         On Loans              On Deposits            Goodwill                Effect              Operations
------------      --------------          -------------           --------             -----------            ----------
 2001.............     $109                     2                    49                     44                     18
 2002.............      108                     1                    49                     44                     16
 2003.............      102                     1                    49                     41                     13
 2004.............       --                    --                    49                     --                    (49)
 2005.............       --                    --                    49                     --                    (49)
 2006.............       --                    --                    49                     --                    (49)
 2007.............       --                    --                    49                     --                    (49)
 2008.............       --                    --                    49                     --                    (49)
 2009.............       --                    --                    49                     --                    (49)
 2010.............       --                    --                    49                     --                    (49)
 2011.............       --                    --                    49                     --                    (49)
 2012.............       --                    --                    50                     --                    (50)
 2013.............       --                    --                    50                     --                    (50)
 2014.............       --                    --                    50                     --                    (50)
 2015.............       --                    --                    50                     --                    (50)
 2016.............       --                    --                    50                     --                    (50)
 2017.............       --                    --                    50                     --                    (50)
 2018.............       --                    --                    50                     --                    (50)
 2019.............       --                    --                    50                     --                    (50)
 2020.............       --                    --                    50                     --                    (50)

Total                  $319                     4                  (989)                  (129)                  (795)
                       ====                  ====                  ====                   ====                   ====



                                  RISK FACTORS

         In addition to the other information included in this proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposals to be voted on at the special meeting of shareholders.

SOUTHERN HAS INCURRED A SUBSTANTIAL LOSS SINCE IT COMMENCED OPERATIONS AND IT MAY CONTINUE TO INCUR LOSSES IN THE FUTURE.

         Southern commenced banking operations on December 15, 1998. From that date through December 31, 2000, Southern had an accumulated deficit of $826,000. This deficit is primarily due to the costs of opening Southern's two bank subsidiaries and establishing their respective businesses, including the opening of five offices. See "Management's Discussion and Analysis of Southern's Financial Condition and Results of Operations."

         Southern had net earnings of $400,000 in 2000 and expects to generate net earnings in 2001 and thereafter. Southern may, however, incur losses in 2001 and in subsequent years if it is unable to successfully grow and manage its bank subsidiaries. In this regard, a newly formed bank ordinarily incurs operating losses in its early periods of operations because of an inability to generate sufficient net interest income to cover operating expenses. Those operating losses can be significant and can occur for longer periods than planned depending on the bank's ability to control operating expenses and generate net interest income. In light of the foregoing, there is a risk that Southern may not achieve on going profitability.

SOUTHERN MAY ENCOUNTER UNEXPECTED FINANCIAL AND OPERATING PROBLEMS DUE TO ITS RAPID GROWTH.

         Southern has grown rapidly since it opened its existing bank in December 1998. As of December 31, 1999, Southern had total assets of $83.9 million. Its total assets grew by 251%, to $210.8 million, by December 31, 2000. Since opening, Southern has expanded to five offices, and expects to open two more offices in 2001. The merger with Peninsula will further accelerate Southern's growth. At December 31, 2000, Peninsula had total assets of $50.4 million. The addition of these assets would have caused Southern's total assets as of December 31, 2000 to grow to $261.2 million on a pro forma basis, or an additional 24%.

         Southern's rapid growth may result in unexpected financial and operating problems, including problems in its loan portfolio due to its unseasoned nature and problems in its operating procedures and policies which Southern has not yet discovered.

IF SOUTHERN CANNOT ATTRACT ADDITIONAL DEPOSITS AND INCREASE ITS CAPITAL, SOUTHERN WILL NOT BE ABLE TO GROW.

         Southern plans to significantly increase the level of its assets (including its loan portfolio). Southern's ability to increase its assets depends in large part on its ability to attract additional deposits at competitive rates. Southern intends to seek additional deposits by offering deposit products which are competitive with those offered by other financial institutions in its markets and by establishing personal relationships with its customers. There can be no assurance that these efforts will be successful.

         Furthermore, Southern's ability to increase its assets depends on its ability to maintain adequate levels of capital. In this connection, federal and state banking laws require each of Southern's banks to maintain certain minimum levels of capital relative to the size of their assets. Southern has also committed to the Federal Reserve to maintain the ratio of its total capital to risk-based assets at a minimum of 10% until January 2004. This exceeds the statutory requirement of 8%.

IF REAL ESTATE VALUES IN SOUTHERN'S MARKETS DECLINE, SOUTHERN'S LOAN PORTFOLIO WOULD BE IMPAIRED.

         A significant portion of Southern's loan portfolio consists of residential and commercial mortgages secured by real estate located in the Orlando and Bonita Springs/Naples areas. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, and acts of nature. If real estate prices decline in Southern's markets, the value of the real estate collateral securing Southern's loans could be reduced. Such a reduction in the value of Southern's collateral could increase the number of non-performing loans and adversely affect Southern's financial performance.

SOUTHERN MAY NOT BE ABLE TO COMPETE WITH ITS LARGER COMPETITORS FOR LARGER CUSTOMERS BECAUSE ITS LENDING LIMITS WILL BE LOWER THAN THEIRS.

         Southern will be limited in the amount each of its banks can loan a single borrower by the amount of each bank's capital. The legal lending limit for secured loans is 25% of capital and surplus. Due to the relatively small size of Southern's banks, Southern's lending limits are significantly less than those of its competitors. This may adversely affect Southern's ability to establish lending relationships with larger businesses in its target markets.

IF ADVERSE ECONOMIC CONDITIONS IN SOUTHERN'S TARGET MARKETS EXIST FOR A PROLONGED PERIOD, SOUTHERN'S FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.

         Southern's success will significantly depend upon economic conditions in central Florida and southwest Florida. A prolonged economic downturn or recession in these markets could cause Southern's non-performing assets to increase, which would cause operating losses, impaired liquidity and the erosion of capital. Such an economic dislocation or recession could result from a variety of causes, including a prolonged downturn in various industries upon which these markets depend, or natural disasters such as floods, tornadoes or hurricanes. Adverse changes in the economy of these areas could have a material adverse effect on Southern's business, future prospects, financial condition or results of operations.

SOUTHERN DOES NOT EXPECT TO PAY DIVIDENDS ON ITS COMMON STOCK FOR THE FORESEEABLE FUTURE.

         As a holding company, Southern will have no significant independent sources of revenue. Accordingly, Southern's principal source of funds will be cash dividends and other payments that Southern receives from its bank subsidiaries. Southern expects that its bank subsidiaries will retain their earnings in order to increase their capital. Furthermore, Southern's bank subsidiaries' ability to pay dividends is restricted under Federal and state banking law. As a result, Southern does not anticipate that it will pay dividends on its common stock in the foreseeable future.

SOUTHERN MAY NEED TO RAISE ADDITIONAL CAPITAL WHICH COULD DILUTE YOUR OWNERSHIP.

         Southern may need to raise additional capital in the future to support its business, expand its operations, or maintain its minimum capital requirements as set forth by Southern's applicable bank regulatory agencies. At the present time, Southern does not have any plans to sell additional shares of common stock or other equity securities, other than any shares which Southern may issue under existing stock options. However, Southern believes that it will need to sell additional shares in the future in order to support the planned expansion of its banks. If Southern does sell additional shares of common stock to raise capital, the sale will dilute your ownership interest and such dilution could be substantial.

CERTAIN PROVISIONS OF FLORIDA LAW MAY DISCOURAGE OR PREVENT A TAKEOVER OF SOUTHERN AND RESULT IN A LOWER MARKET PRICE FOR ITS COMMON STOCK.

         Florida law, as well as certain federal regulations, contain certain anti-takeover provisions that apply to Southern. Additionally, Southern is currently planning to amend its articles to add further anti-takeover provisions. While these provisions may provide Southern with flexibility in managing its business, they could discourage potential buyers from seeking to acquire Southern, even though certain shareholders may wish to participate in the transaction. These provisions could also adversely affect the market price of Southern's common stock. See "Description of Southern's Capital Stock -- Anti-Takeover Provisions" for a discussion of these anti-takeover provisions.

YOU MAY HAVE DIFFICULTY RESELLING YOUR SHARES BECAUSE IT IS UNLIKELY THAT A PUBLIC MARKET FOR SOUTHERN'S SHARES WILL DEVELOP AFTER THE MERGER.

         There is no established public market for Southern's common stock and Southern does not expect a public market to develop in the future. Southern does not currently have any brokers or other persons who make a market in its common stock and Southern does not intend to solicit brokers to establish a market in the future. Additionally, Southern does not intend to seek the listing of its shares on any securities exchange or inclusion of its shares on NASDAQ.

         The absence of a public market for Southern's shares will make it difficult for you to resell your shares and is likely to depress the prices which you would receive from any sale of your shares.

         SOUTHERN'S EXECUTIVE OFFICERS AND DIRECTORS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER SOUTHERN AFTER THE MERGER WHICH COULD DELAY OR PREVENT A CHANGE OF CONTROL FAVORED BY OTHER SHAREHOLDERS.

         Southern's executive officers and directors, if acting together, would be able to significantly influence all matters requiring approval by its shareholders, including election of directors and the approval of mergers or other business combination transactions. Southern's executive officers and directors beneficially own 571,000 of Southern's outstanding shares, representing 32.3% of the total number of shares outstanding as of March 1, 2001. See "Security Ownership of Certain Beneficial Owners and Management of Southern."

         The interests of these shareholders may differ from the interests of other shareholders, and these shareholders, acting together, would be able to influence significantly all matters requiring approval by shareholders. As a result, these shareholders could approve or cause us to take actions of which you disapprove or that are contrary to your interests and those of other investors.

THE VALUE OF THE MERGER CONSIDERATION THAT PENINSULA SHAREHOLDERS WILL RECEIVE WILL DEPEND ON THE VALUE OF THE SOUTHERN COMMON STOCK AT THE EFFECTIVE TIME OF THE MERGER.

         In the merger, Peninsula shareholders will receive 0.625 shares of Southern common stock in exchange for each of their shares of Peninsula common stock. The value of the Southern common stock is likely to vary between the date of this proxy statement/prospectus and the effective time of the merger because of business, competitive, market and regulatory conditions, or changes in the operations or prospects of Southern or Peninsula. After the merger, the value of the Southern common stock may also change over time due to changes in economic, business, competitive market and regulatory factors. Because the value of the merger consideration depends on the value of the shares of Southern common stock at the effective time of the merger, the value of the merger consideration that Peninsula shareholders will receive in the merger cannot now be determined. If the value of Southern common stock declines prior to the effective time of the merger, then the value of the merger consideration to be received by the shareholders of Peninsula in the merger will correspondingly decline.

SOUTHERN MAY NOT REALIZE ALL OF THE ANTICIPATED BENEFITS OF THE MERGER.

         The success of the merger depends, in part, on the ability of Southern to realize the anticipated synergies, cost savings and growth opportunities from integrating the businesses of Peninsula with its own. Southern's success in realizing these synergies, cost savings and growth opportunities and the timing of this realization, depends on the successful integration of Peninsula's operations into Southern's. Even if Southern is able to integrate the business operations of Peninsula successfully, Southern cannot assure you that this integration will result in the realization of the full benefits of the synergies, cost savings and growth opportunities that Southern currently expect to result from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination duplicative costs may not be possible or may take longer than anticipated and the benefits of the merger may be offset by costs incurred in integrating the companies.

                            FORWARD-LOOKING STATEMENTS

         This proxy statement/prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future financial condition, results of operations and business of Southern or Peninsula. These statements may include statements for the period following the consummation of the merger. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include the following possibilities:

         o costs or difficulties related to the combination of the businesses of Southern and Peninsula are greater than expected;

         o        retaining key personnel is more difficult than expected;

         o        post-merger income is lower than expected;

         o competitive pressure among financial institutions increases significantly;

         o effects of changes in interest rates on interest margins, loan volumes and asset valuations;

         o general economic conditions or conditions in target markets are less favorable than expected; and

         o legislation or regulatory changes adversely affect the businesses of Southern or Peninsula.

                           PENINSULA SPECIAL MEETING

         The board of Peninsula is providing this proxy statement/prospectus to you in connection with its solicitation of proxies for use at the special meeting of Peninsula's shareholders and at any adjournments or postponements of the special meeting. The special meeting will be held at the offices of Peninsula Bank, 1030 International Speedway Drive, Daytona Beach, Florida 32114 at ____ p.m. on ________, 2001. At the special meeting, you will be asked to consider and vote to approve the merger agreement which provides for the merger of Peninsula into Southern.

         Southern is also providing this proxy statement/prospectus to you as a prospectus in connection with the offer and sale by Southern of its shares of common stock as a result of Peninsula's merger into Southern.

         Your vote is important. Please complete, date and sign the enclosed proxy card and return it in the postage prepaid envelope provided.

RECORD DATE

         The Peninsula board has fixed the close of business on _______ __, 2001 as the record date for determining the Peninsula shareholders entitled to receive notice of and to vote at the special meeting. As of the record date, there were 994,830 issued and outstanding shares of Peninsula common stock held by approximately 65 holders of record. Only holders of record of Peninsula common stock as of the record date are entitled to notice of and to vote at the special meeting.

QUORUM; EFFECT OF ABSTENTIONS AND BROKER NONVOTES

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present. Abstentions will not be deemed to be cast either "FOR" or "AGAINST" the merger agreement. Because approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Peninsula common stock, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

         The proposal to approve the merger agreement is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal ("broker non-votes") will not be counted as votes cast on it.

PROXIES

         SOLICITATION. Proxies in the form included in the proxy card accompanying this proxy statement/prospectus are being solicited by the Peninsula board. Shares represented by properly executed proxies which are received in time and not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, those proxies will be voted "FOR" approval of the merger agreement and in the discretion of the proxies as to any other matter that may come before the special meeting, including a motion to adjourn or postpone the special meeting to another time or place for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against approval of the merger agreement will be voted in favor of any adjournment or postponement of the special meeting.

         Directors, officers and other employees of Peninsula or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Peninsula will arrange with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by such persons, and Peninsula will reimburse these persons for their reasonable out-of-pocket expenses.

         REVOCABILITY. You may revoke your proxy at any time before its exercise at the special meeting by:

         o giving written notice of revocation to the Secretary of Peninsula,

         o properly submitting a duly executed proxy bearing a later date, or

         o        voting in person at the special meeting.

         You should address all written notices of revocation and other communications with respect to revocation of proxies to Peninsula Bancorp, Inc., 1030 International Speedway Drive, Daytona Beach, Florida 32114 Attention:
Thomas H. Dargan, Jr., President. A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless notice of the death or incapacity is filed with Thomas H. Dargan, Jr. or other person responsible for tabulating votes on behalf of Peninsula, before the shares are voted.

VOTE REQUIRED

         The affirmative vote of the holders of a majority of the votes entitled to be cast on the merger agreement is required for approval. Each share of Peninsula common stock is entitled to one vote on each matter submitted to the meeting. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

         As of the record date, the directors and executive officers of Southern were the beneficial owners of 1,000 shares of Peninsula common stock. The directors and executive officers of Peninsula owned, as of the record date, and are entitled to vote 389,000 of the outstanding shares of Peninsula common stock, which represents approximately 39.1% of the outstanding shares of Peninsula common stock. These directors and executive officers have indicated that they intend to vote for the approval of the merger agreement.

RECOMMENDATION OF BOARD OF DIRECTORS

         The Peninsula board has approved unanimously the merger agreement, believes that the merger is in the best interests of Peninsula and recommends that you vote "FOR" approval of the merger agreement. See "The Merger -- Reasons of Peninsula for the Merger."

                                   THE MERGER

BACKGROUND OF THE MERGER

         On an ongoing basis, Southern management seeks to identify candidates for acquisitions and business combinations as part of its strategic plan.

         In August, 2000, Charlie W. Brinkley, Jr., chairman and chief executive officer of Southern, contacted Mr. Thomas Dargan, chief executive officer of Peninsula, to determine his interest in a possible merger of the two companies. During their discussions, Mr. Brinkley and Mr. Dargan decided that Southern and Peninsula should explore the possibility of a strategic combination of Southern and Peninsula.

         On September 5, 2000, the executive committees of the boards of Southern and Peninsula and Southern's financial adviser met in Daytona Beach to discuss the feasibility of a merger. On the basis of these discussions, the executive committees agreed that the companies should continue to explore a possible combination utilizing an exchange ratio of 0.625, which approximated the relative book values of the two companies.

         On September 11, 2000, Peninsula's board of directors accepted in principal the proposed terms of the transaction and authorized Mr. Dargan to negotiate the terms of a letter of intent with Southern.

         On September 21, 2000, Southern's board of directors also accepted in principal to the proposed terms and authorized Mr. Brinkley to proceed with negotiations of a letter of intent.

         On September 22, 2000, Peninsula retained Professional Bank Services, Inc. to serve as its financial adviser in connection with the proposed transaction with Southern.

         On September 25, 2000, Mr. Dargan and Mr. Brinkley, together with the legal counsel and certified public accountants for Southern and Peninsula, met in Altamonte Springs to discuss the proposed transaction and letter of intent. After a review of regulatory and due diligence matters, the parties agreed to enter into a letter of intent setting forth the principal terms of the merger. The parties subsequently signed the letter of intent and issued a press release announcing its execution.

         During October 2000 and the first half of November 2000, representatives of Southern and Peninsula conducted due diligence investigations and negotiated the terms of a merger agreement.

         On November 16, 2000, the board of directors of Southern met with its legal counsel and financial adviser to review the terms of the merger and the proposed merger agreement. Management reported on the results of its due diligence investigation of Peninsula. Counsel reviewed the proposed terms of the merger agreement and discussed the fiduciary duty of the board of directors in considering such a transaction. Following this discussion, Southern's board of directors unanimously approved the merger and the merger agreement subject to the completion of Southern's due diligence investigation.

         On November 20, 2000, the board of directors of Peninsula met to consider in detail the terms of the proposed transaction with Southern. Management reported on negotiations with Southern as well as Peninsula's role in the combined organization. In addition, the board of directors also heard a financial presentation from a representative of Professional Bank Services. The representative advised the board that it was the opinion of Professional Bank Services that the consideration to be received by Peninsula's shareholders under the merger agreement is fair from a financial perspective.

         During the next few weeks, the managements of Southern and Peninsula and their respective counsel completed their due diligence investigations and the preparation of a final version of the merger agreement.

         On December 14, 2000, Southern's board of directors unanimously approved the final version of the merger agreement and authorized Mr. Brinkley to sign the agreement on behalf of Southern.

         On December 18, 2000, the board of directors of Peninsula met again to review the terms of the proposed transaction and the merger agreement. During this meeting, legal counsel reviewed generally for the Peninsula board of directors the fiduciary duties of directors, including such duties in relation to the merger of financial institutions. During the meeting, a representative of Professional Bank Services confirmed its opinion that the consideration to be received by Peninsula's shareholders under the merger agreement is fair to Peninsula's shareholders from a financial perspective. Following discussion and review by the Peninsula board of directors of the terms and conditions of the merger agreement, and related information and issues, the board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Following such approval, Peninsula executed the merger agreement.

PENINSULA'S REASONS FOR THE MERGER

         The Peninsula board of directors, with the assistance of outside financial and legal advisors, evaluated the financial, legal and market considerations bearing on the decision to recommend the merger. The terms of the merger, including the exchange ratio, are a result of arm's-length negotiations between the representatives of Peninsula and Southern. In reaching its conclusion that the merger agreement is in the best interest of Peninsula and its shareholders, the Peninsula board of directors carefully considered the following material factors:

         o the exchange ratio of the proposed merger, including the fact that Peninsula shareholders will not recognize any gain or loss for federal income tax purposes on the receipt of Southern common stock in the merger.

         o a comparison of the terms of the proposed merger with comparable transactions.

         o information concerning the business, financial condition, results of operations and prospects of Peninsula and Southern.

         o competitive factors and trends towards consolidation in the banking industry.

         o the review by the Peninsula board of directors with its legal and financial advisors of the provisions of the merger agreement.

         o the opinion rendered by Professional Bank Services to the Peninsula board of directors that the consideration to be received by the shareholders of Peninsula under the merger agreement is fair and equitable to the Peninsula shareholders from a financial perspective.

         o the competitive and regulatory environment for financial institutions generally.

         o that the merger affords an opportunity to minimize the potential displacement of Peninsula employees due to the lack of overlap in the banking offices of Peninsula and Southern.

         o alternatives to the merger, including continuing to operate Peninsula as an independent banking organization.

         o the value to be received by the Peninsula shareholders in the merger in relation to the historical book value, earnings and dividends per share of Peninsula common stock.

         The Peninsula board of directors believes that by becoming part of a larger organization with greater resources, Peninsula will be able to expand more rapidly, serve its customers and communities better and provide a broad array of services that will be competitive in Volusia County and central Florida. In addition, Southern will be able to provide greater career opportunities for Peninsula's employees.

         While each member of the Peninsula board of directors individually considered the foregoing and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Peninsula board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Peninsula's shareholders.

         Peninsula's board unanimously recommends that you vote "FOR" the merger agreement.

OPINION OF FINANCIAL ADVISER TO PENINSULA

         Professional Bank Services was engaged by Peninsula to advise the Peninsula's board of directors as to the fairness of the consideration, from a financial perspective, to be paid by Southern to the Peninsula shareholders under the merger agreement.

         Professional Bank Services is a bank consulting firm with offices in Louisville, Chicago, Nashville, New York, Orlando and Washington, D.C. As part of its investment banking business,

Professional Bank Services is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither Professional Bank Services nor any of its affiliates has a material relationship with Peninsula or Southern or any material financial interest in Peninsula or Southern. Professional Bank Services was selected to advise Peninsula's board of directors based upon its familiarity with Florida financial institutions and knowledge of the banking industry as a whole.

         You should consider the following when reading the discussion of the opinion of Professional Bank Services in this document:

         o The summary of the opinion set forth in this prospectus/proxy statement is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix B to this document. You should read the opinion in its entirety for a full discussion of the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Professional Bank Services in connection with its opinion.

         o The opinion of Professional Bank Services is addressed to Peninsula's board and is substantially identical to the written opinion delivered to Peninsula's board dated December 18, 2000.

         o Professional Bank Services expressed no opinion as to the price at which Southern common stock would actually be trading at any time.

         o The opinion of Professional Bank Services does not address the relative merits of the merger and the other business strategies considered by Peninsula's board, nor does it address the Peninsula board decision to proceed with the merger.

         o The opinion of Professional Bank Services is rendered to Peninsula's board in connection with the merger does not constitute a recommendation to any Peninsula shareholder as to how he or she should vote at the special meeting.

         No limitations were imposed by Peninsula's board or its management upon Professional Bank Services with respect to the investigations made or the procedures followed by Professional Bank Services in rendering its opinion.

         Although Professional Bank Services evaluated the fairness, from a financial perspective, of the consideration to be issued to the shareholders of Peninsula in the merger, the exchange ratio itself was determined by Peninsula and Southern through arms-length negotiations.

         Professional Bank Services performed certain analyses described herein and presented the range of exchange ratios for Peninsula resulting from such analyses to the board of directors of Peninsula in connection with its advice as to the fairness of the consideration to be paid by Southern.

         A fairness opinion of Professional Bank Services was delivered to the board of directors of Peninsula on December 18, 2000, at a special meeting of the board of directors and has been updated as of the date of this prospectus/proxy statement. A copy of the fairness opinion, which includes a summary of the assumptions made and information analyzed in deriving the fairness opinion, is attached as Appendix B to this proxy statement/prospectus and should be considered and read in its entirety.

         In arriving at its fairness opinion, Professional Bank Services reviewed certain publicly available business and financial information relating to Peninsula and Southern. Professional Bank Services considered certain financial and other market data of Peninsula and Southern. Professional Bank Services also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, Professional Bank Services did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by Professional Bank Services were based on assumptions and financial data provided by Peninsula and Southern and believed by Professional Bank Services to be reasonable and to reflect currently available information. Professional Bank Services did not make an independent evaluation or appraisal of the assets of Peninsula or Southern.

         As part of preparing the fairness opinion, Professional Bank Services performed a due diligence review of Southern and its wholly owned subsidiary, Southern Community Bank. As part of the due diligence, Professional Bank Services reviewed the following information:

         - December 31, 1998 and 1999 independent audit report for Southern;

         - Southern's common stock offering prospectus dated July 17, 2000 and amended prospectus dated November 15, 2000;

         - the board and committee minutes for Southern during 1999 and 2000;

         - the most recent board materials provided to the directorate of Southern Bank dated September 14, 2000;

         - June 30, 2000, Southern Bank Consolidated Report of Condition and Income, as filed with the Federal Deposit Insurance Corporation;

         - pending litigation status report dated September 18, 2000, as provided by independent legal counsel;

         - independent internal audit review reports regarding accounting and internal controls for various Southern Bank operational areas issued during 1999 and 2000;

         - independent consumer compliance review reports for Southern Bank issued during 1999 and 2000; independent loan review reports for Southern Bank issued during 1999 and 2000;

         - most recent regulatory reports of examination for Southern Bank; internally prepared loan data listings for large borrowers, insider related credits, overdrafts, participation purchased/sold and delinquencies; and

         - information regarding Southern Bank's funds management activities including, investment security portfolio listings, interest rate sensitivity analysis, liquidity and large deposit data.

         In addition, a selected loan file review of Southern Bank's largest credit relationships was performed by Professional Bank Services and Peninsula's senior management, along with interviews of Southern's senior management.

         As part of preparing its fairness opinion, Professional Bank Services reviewed and discussed with Southern, its ability to seek and obtain the necessary regulatory approvals and consummate the transaction. Accordingly, Southern advised that they were confident in their ability to proceed with the merger agreement.

         Professional Bank Services performed a review and analysis of the historic performance of Peninsula and its wholly owned subsidiary, Peninsula Bank including:

         - a review and analysis of the historic performance of the Peninsula and Peninsula Bank; December 31, 1999 independent audit report of Peninsula Bank; June 30, 2000 unaudited financial statements of Peninsula Bank;

         - December 31, 1998, December 31, 1999, March 31, 2000 and June 30, 2000 Reports of Condition and Income as filed by Peninsula Bank with the Federal Deposit Insurance Corporation;

         -        June 30, 2000 Uniform Bank Performance Reports for Peninsula
                  Bank; and

         - pro-forma financial projections for December 31, 2000 through December 31, 2005 for Peninsula as provided by management.

         In addition, Professional Bank Services reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared as well as other financial studies, analyses and investigations as deemed relevant for the purposes of its opinion. In review of the aforementioned information, Professional Bank Services took into account its assessment of general market and financial conditions, its experience in other transactions, and its knowledge of the banking industry.

         In connection with rendering the fairness opinion and preparing its written report presented to Peninsula's board of directors, Professional Bank Services performed a variety of financial analyses, including those summarized herein. The summary does not purport to be a complete description of the analyses performed by Professional Bank Services in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, Professional Bank Services believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Professional Bank Services made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Peninsula's or Southern's control. The analyses performed by Professional Bank Services are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

         EXCHANGE RATIO COMPARISON ANALYSIS: In performing this analysis, Professional Bank Services utilized certain techniques and assumptions to determine calculated exchange ratios with which to compare the actual exchange ratio to be utilized in the merger. The determination of the comparative exchange ratios was based on a review of the current and projected book value and earnings for Peninsula and Southern for the period ending July 31, 2000, as well as for the years ending December 31, 2000 through 2005. In addition, the book values and earnings were determined on both a basic and fully diluted basis. The exchange ratios determined in the analysis were utilized individually and in the aggregate for comparison regarding the fairness of the proposed exchange ratio.

         In the proposed transaction, each share of the Peninsula's common stock, issued and outstanding immediately prior to the merger, will be converted into the right to receive 0.625 shares of Southern common stock.

         BOOK VALUE BASIS ANALYSIS: Professional Bank Services reviewed Peninsula and Southern's balance sheets, outstanding stock options and shares to be issued in Southern's current offering. Accordingly, Professional Bank Services determined the appropriate adjustments as necessary. The resulting exchange ratios that were calculated on a basic and fully diluted book value basis for the period ending July 31, 2000 were determined to be 0.6275 to 1 and
0.6283 to 1, respectively.

         A projected basic and fully diluted book value analysis was also performed for the periods ending December 31, 2000 through December 31, 2005. This analysis is based on the projected asset and earnings growth for Peninsula and Southern, as provided by management, regarding the future operating results for the periods ending December 31, 2000 through December 31, 2005. The resulting range of exchange ratios that were calculated on a basic and fully diluted basis were determined to be between 0.5190 and 0.6202 to 1, and 0.5313 and 0.6214 to 1, respectively.

         PROJECTED EARNINGS VALUE BASIS ANALYSIS: Professional Bank Services performed an analysis to determine exchange ratios based on the projected basic and fully diluted earnings per share values of Professional Bank Services and Southern for the period ending July 31, 2000 and for the years ending of December 31, 2000 through December 31, 2005. Professional Bank Services reviewed Peninsula and Southern's current and projected earnings and made the appropriate adjustments relative to outstanding stock options and shares issued in Southern's recent offering. The resulting exchange ratios that were calculated on a basic and fully diluted earnings value basis for the period ending July 31, 2000 were determined to be 0.2899 to 1 and 0.3175 to 1, respectively.

         A projected basic and fully diluted earnings value analysis was also performed for the periods ending December 31, 2000 through December 31, 2005. This analysis was based on the projected asset and earnings growth for the Company and Southern, as provided by management, regarding the future operating results for the periods ending December 31, 2000 through December 31, 2005. The resulting range of exchange ratios that were calculated on a basic and fully diluted earnings value basis were determined to be between 0.2802 and 0.4158 to 1, and 0.3073 and 0.4337 to 1, respectively.

         The fairness opinion is directed only to the question of whether the consideration to be received by the Peninsula's shareholders under the merger agreement is fair and equitable from a financial perspective to Peninsula shareholders and does not constitute a recommendation to any Peninsula shareholder to vote in favor of the affiliation. No limitations were imposed on Professional Bank Services regarding the scope of its investigation or otherwise by Peninsula.

         Based on the results of the various analyses described above, Professional Bank Services concluded that the consideration to be received by Peninsula's shareholders under the merger agreement is fair and equitable from a financial perspective to the shareholders of Peninsula.

         Professional Bank Services will receive fees of approximately $11,000 for all services performed in connection with the sale of Peninsula and the rendering of the fairness opinion. In addition, Peninsula has agreed to indemnify Professional Bank Services and its directors, officers and employees, from liability in connection with the transaction, and to hold Professional Bank Services harmless from any losses, actions, claims, damages, expenses or liabilities related to any of Professional Bank Services' acts or decisions made in good faith and in the best interest of Peninsula.

SOUTHERN'S REASONS FOR THE MERGER

         Southern's board of directors approved the merger agreement on December 14, 2000, based on the board's consideration of the following factors:

         o        The exchange ratio of the proposed merger.

         o Information concerning the business, financial condition, results of operation and prospects of Peninsula and Southern.

         o The benefits of a combination of Southern and Peninsula arising from the integration of their operations.

         o The ability of Peninsula Bank to operate as a local community bank in the manner contemplated in Southern's business strategy.

         o        The background and experience of Peninsula's management.

         Based on these factors, Southern's board determined that the transaction is in the best interest of Southern and its shareholders.

EFFECTIVE TIME OF THE MERGER

         The merger will be consummated if it is approved by Peninsula shareholders, and, unless waived, Southern and Peninsula obtain all required consents and approvals and satisfy the other conditions to the obligations of the parties to consummate the merger. The merger will become effective on the date and at the time that articles of merger reflecting the merger is filed with the Secretary of State of Florida, or a later date or time that is indicated in the articles. Southern and Peninsula have generally agreed to cause the effective date to occur within ten days after the last of the conditions to the completion of the merger has been satisfied or waived or any other date to which Southern and Peninsula agree in writing.

         Southern and Peninsula each has the right, acting unilaterally, to terminate the merger agreement if the merger is not completed by June 30, 2001. See "The Merger -- Amendment, Waiver and Termination" for further information.

DISTRIBUTION OF SOUTHERN STOCK CERTIFICATES

         As promptly as practical after the effective date of the merger, Southern will send transmittal materials to you for use in exchanging certificates representing shares of Peninsula common stock for shares of Southern common stock. You should not surrender your certificates for exchange until you receive the letter of transmittal and instructions. Southern will deliver certificates for Southern common stock and/or a check for any fractional share interest or dividends or distributions once it receives your Peninsula common stock certificates. Southern will not be liable to any former Peninsula shareholder for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         Southern is not required to pay any dividends or other distributions on Southern common stock with a record date occurring after the effective time to any former Peninsula shareholder who has not delivered his or her Peninsula stock certificate for exchange. Holders of unexchanged certificates will not be eligible to vote until his or her certificates are exchanged for Southern common stock certificates. All paid dividends and other distributions and a check for any amount representing a fractional share interest will be delivered to each shareholder who has exchanged his or her certificates, in each case without interest.

         There will be no transfers of shares of Peninsula common stock on Peninsula stock transfer books after the effective time. Peninsula common stock certificates presented for transfer after the effective time will be canceled and exchanged for Southern common stock certificates and a check for any amount to be paid for a fractional share interest.

FRACTIONAL SHARES

         Southern will not issue any fractional shares of Southern common stock. Instead, you will receive cash without interest for any fractional share interest. The amount of cash received will be determined by multiplying that fraction by $16.50. You will not be entitled to dividends, voting rights or any other shareholder rights with respect to any fractional share interest.

FEDERAL INCOME TAX CONSEQUENCES

         The following section describes the material U.S. federal income tax consequences of the merger to holders who hold shares of Peninsula common stock as capital assets and is the opinion of Shutts & Bowen LLP, counsel to Southern. This section does not address state, local or foreign tax consequences of the merger.

         This section is based on the federal tax laws that are currently in effect. These laws are subject to change at any time, possibly with retroactive effect. This is not a complete description of all of the consequences of the merger in your particular circumstances. This section does not address the U.S. federal income tax considerations applicable to certain classes of shareholders, including:

         o        financial institutions;

         o        insurance companies;

         o        tax-exempt organizations;

         o        dealers in securities or currencies;

         o        traders in securities that elect to mark to market;

         o persons who hold Peninsula common stock as part of a straddle or conversion transaction;

         o persons who are not for United States federal income tax purposes:

                  --       a citizen or resident of the United States;

                  --       a domestic corporation;

                  -- an estate whose income is subject to United States federal income tax regardless of its source; or

                  -- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust;

         o persons who acquired or acquire shares of Peninsula common stock pursuant to the exercise of employee stock options or otherwise as compensation;

         o        persons who exercise their dissenters' appraisal rights; and

         o persons who do not hold their shares of Peninsula common stock as a capital asset.

         In connection with the filing of this document, Southern and Peninsula have received an opinion of Shutts & Bowen LLP. The opinion states that:

         o the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. tax code; and

         o each of Peninsula and Southern will be a party to the reorganization within the meaning of Section 368(b) of the U.S. tax code.

         In addition, Shutts & Bowen's opinion states that no gain or loss will be recognized by Peninsula shareholders who receive shares of Southern common stock solely in exchange for shares of Peninsula common stock, except that gain or loss may be recognized as to cash received instead of a fractional share interest or in connection with the exercise of dissenters rights.

         This opinion is dated as of the date of this proxy statement/prospectus and will be updated as of the effective date of the merger. It was based upon the facts, representations and assumptions outlined in the opinion. Counsel relied upon representations contained in letters received from Peninsula and Southern in rendering the opinion. This tax opinion is not binding on the Internal Revenue Service. Neither Southern nor Peninsula has requested or will request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

         Peninsula shareholders who exchange all of their shares of Peninsula common stock for shares of Southern common stock pursuant to the merger will be subject to the following material U.S. federal income tax consequences:

         o no gain or loss will be recognized by a Peninsula shareholder, except with respect to a Peninsula shareholder who receives cash instead of a fractional share of Southern common stock or in connection with the exercise of dissenters rights;

         o the aggregate adjusted tax basis of shares of Southern common stock received by a Peninsula shareholder will be the same as the aggregate adjusted tax basis of the shares of Peninsula common stock exchanged therefor, reduced by any amount allocable to a fractional share interest for which cash is received; and

         o the holding period of shares of Southern common stock received by a Peninsula shareholder, including any fractional share deemed issued and then redeemed for cash, will include the holding period of the Peninsula common stock exchanged therefor.

         Cash received by a Peninsula shareholder instead of a fractional share of Southern common stock or in connection with the exercise of dissenters rights will be treated as received in redemption of the fractional share interest. The shareholder would generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and the shareholder's adjusted tax basis in the Peninsula common stock exchanged therefor. This capital gain or loss would be long-term capital gain or loss if the Peninsula shareholder's holding period in the shares of Peninsula common stock allocable to the fractional share interest is more than one year. Long-term capital gain of a non-corporate person is generally subject to a maximum federal tax rate of 20%. The deductibility of capital losses is subject to limitations for both individuals and corporations.

         The tax consequences of the merger may vary depending upon your particular circumstances. You should therefore consult your own tax advisor as to the specific tax consequences of the merger for you, including the application and effect of U.S. federal, state and local, foreign and other tax laws.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         Southern will be the surviving corporation resulting from the merger. It will continue to be governed by the laws of the State of Florida and will operate in accordance with its articles of incorporation and by-laws as in effect immediately prior to the effective time.

         Each of the persons serving as a director of Southern before the merger will continue to serve as a director following the merger. In addition, four persons who currently serve as directors of Peninsula will become directors of Southern. These persons are George Anderson, Thomas Dargan, P. T. Fleuchaus and Sanford Miller.

         The persons who serve as officers of Southern and Peninsula before the merger will continue to serve as officers of Southern and Peninsula after the merger.

POST-MERGER COMPENSATION AND BENEFITS

         Southern currently intends to provide employee benefits to employees of Peninsula and Peninsula Bank on terms and conditions which, when taken as a whole, are substantially similar to those currently provided by Southern and Southern Community Bank to similarly situated employees. Prior to the time that these benefits are provided, the employees of Peninsula or the Peninsula Bank will continue to receive benefits under employee benefit plans which in the aggregate are substantially comparable to those currently provided by Peninsula and Peninsula Bank.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Peninsula's management, including all of its directors, have interests in the merger in addition to the interests they may have as Peninsula's shareholders generally. These interests include, among others, indemnification rights of Peninsula directors and officers under the merger agreement.

         P. T. Fleuchaus, a director of Peninsula, is the owner of 4,000 shares of the common stock of Southern.

         The directors of Peninsula will be eligible to participate in the new stock option plan to be established by Southern for the benefit of the directors and employees of Peninsula Bank. The plan will authorize Southern to issue options to directors and employees of Peninsula covering up to 76,883 shares of Southern common stock.

         Southern has also agreed that for a period of six years after the merger it will indemnify the directors and officers of Peninsula against all liability arising out of actions or omissions occurring on or prior to the effective date of the merger to the extend authorized by Florida Law.

         Certain of the directors and executive officers of Peninsula hold stock options which entitle them to purchase, in the aggregate, up to 78,300 shares of Peninsula's common stock. Under the terms of the merger agreement, these options will be assumed by Southern and converted into options to require shares of Southern's common stock after taking into account the exchange ratio in the merger. See "Treatment of Peninsula Options."

         Upon the consummation of the merger, the board of directors of Southern will be expanded to add four persons selected by the board of directors of Peninsula. These individuals will be George D. Anderson, Thomas H. Dargan, Jr.,
P. T. Fleuchaus and Sanford Miller, each of whom currently serve as a director of Peninsula.

                                MERGER AGREEMENT

         The following is a summary of the material terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. All shareholders are urged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

THE MERGER

         STRUCTURE OF THE MERGER. At the effective time of the merger, Peninsula will merge with and into Southern. Southern will remain as the surviving corporation and the separate existence of Peninsula shall cease. Peninsula Bank will become a wholly owned subsidiary of Southern immediately after the merger. Southern and Peninsula intend for the merger to qualify as a reorganization under the Internal Revenue Code.

         EFFECTIVE TIME OF THE MERGER. The closing of the merger will occur within 10 days after the fulfillment or waiver of the conditions described below under "-Conditions to the Completion of the Merger," unless Southern and Peninsula agree in writing upon another time or date. The merger will become effective upon the filing of articles of merger with the Florida Secretary of State. The filing of the articles of merger will take place at the time of the closing of the merger.

         MERGER CONSIDERATION. The merger agreement provides that each share of Peninsula common stock that is outstanding prior to the effective time of the merger will, at the effective time of the merger, be converted into the right to receive 0.625 shares of Southern common stock.

         CANCELLATION OF SHARES. Each share of Peninsula common stock held by Peninsula as treasury stock will be automatically canceled, and Southern will not exchange those shares for any securities of Southern or any other consideration.

         PROCEDURE FOR SURRENDER OF CERTIFICATES; FRACTIONAL SHARES. Soon after the closing of the merger, Southern will send a letter of transmittal, which is to be used to exchange Peninsula stock certificates for Southern stock certificates, to each former Peninsula shareowner. The letter of transmittal will contain instructions explaining the procedure for surrendering Peninsula stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

         Peninsula shareowners who surrender their stock certificates together with a properly completed letter of transmittal will receive stock certificates representing the shares of Southern common stock into which their shares of Peninsula common stock have been converted in the merger.

         After the merger, each certificate that previously represented shares of Peninsula common stock will represent only the right to receive the shares of Southern's common stock into which those shares of Peninsula common stock have been converted.

         Southern will not pay dividends to holders of Peninsula stock certificates in respect of the shares of Southern common stock into which the Peninsula shares represented by those certificates have been converted until the Peninsula stock certificates are surrendered to Southern.

         After the merger becomes effective, Peninsula will not register any further transfers of Peninsula shares. Any certificates for Peninsula shares that you present for registration after the effective time of the merger will be exchanged for Southern shares.

         Southern will not issue fractional shares in the merger. Instead, Southern shall pay to each of those shareholders otherwise entitled to a fractional share of Southern common stock an amount in cash determined by multiplying the fractional share interest to which the shareowner would otherwise be entitled by $16.50. After determining the amount of cash to be paid to shareowners otherwise entitled to a fractional share of Southern common stock, Southern shall pay those amounts to such holders of Peninsula common stock.

ASSUMPTION OF PENINSULA STOCK OPTIONS

         At the effective time of the merger, the right to receive shares of Peninsula common stock pursuant to each outstanding option to purchase shares of Peninsula common stock will become the right to purchase a number of shares of Southern common stock equal to the number of shares of Peninsula common stock that were subject to the option multiplied by 0.625, at an exercise price equal to the current exercise price divided by 0.625. Each such option, subject to the foregoing, will then be subject to the same terms and conditions as were in effect immediately prior to the merger.

ESTABLISHMENT OF STOCK OPTION PLAN

         Pursuant to the merger agreement, Southern's board of directors has also approved and submitted to Southern's shareholders a proposed Southern Community Bancorp Equity Incentive Plan which, among other things, would authorize the issuance by Southern of stock options and other stock awards to the employees and directors of Peninsula Bank with respect to an aggregate of 76,883 shares of Southern's common stock. The awards authorized under the Equity Incentive Plan are designed to replace the stock options authorized but not yet granted under Peninsula's existing stock option plans.

COVENANTS

         Southern and Peninsula have each undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants:

         ACQUISITION PROPOSALS. Peninsula shall not solicit or encourage inquiries or proposals with respect to, or, except as required by the fiduciary duties of its board of directors, furnish any non-public information relating to or participate in any negotiations or transactions concerning, any tender offer or exchange offer for or any proposal for the acquisition or purchase of all or a substantial portion of its assets, or a substantial equity interest in it or any of its subsidiary, or any merger or other business combination other than the merger contemplated by the merger agreement.

         OPERATIONS OF SOUTHERN AND PENINSULA PENDING CLOSING. Each of Southern and Peninsula has undertaken that it and its subsidiaries shall not:

         o declare, make or pay any dividend, or declare or make any distribution on, any shares of its capital stock except for dividends or distributions from Peninsula Bank to Peninsula or Southern Community Bank to Southern;

         o combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock;

         o enter into or amend any employment, severance or similar agreements or arrangements with, increase the rate of compensation or increase any employee benefit of (except normal individual increases in the ordinary course of business in accordance with existing policy consistent with past practice) or pay or agree to pay any bonus to any of its directors, officers or employees, except in accordance with plans or agreements existing and as in effect on the date of the merger agreement;

         o enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance, or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder or the right to exercise any employee stock options outstanding thereunder;

         o dispose of or discontinue any portion of any material assets, business or properties (except for the sale of foreclosed properties, or properties received in lieu of foreclosure, in the ordinary course of business, consistent with past practice);

         o merge, consolidate or enter into a business combination with, or acquire all or any substantial portion of, the business or property of any other entity (except for properties received through, or in lieu of, foreclosure in the ordinary course of business, consistent with past practice);

         o        amend its articles of incorporation or bylaws.

         o take any action or engage in any loan, deposit, investment or other transaction not in the usual, regular and ordinary course of business consistent with past practice, including, but not limited to, significantly changing asset liability sensitivity, making loans which are not consistent with past practice or otherwise changing its credit policies or standards, purchasing or selling securities except for purchases and sales of investment securities in the ordinary course of business consistent with past practice, entering into any material contract, except for this merger, to be performed after the date hereof, incurring any indebtedness for borrowed money, changing its capital structure, changing its business practices and changing its accounting methods or practices; or

         o        agree or commit to do or take any of the foregoing actions.

         BEST EFFORTS COVENANT. Each of Southern and Peninsula have agreed to use their best efforts to take or cause to be taken all actions necessary, proper or desirable so as to permit consummation of the merger at the earliest possible date.

         COMPLIANCE WITH TAKEOVER LAWS. Southern and Peninsula have agreed not to take any action that could cause the merger to be subject to Florida takeover laws and take all necessary steps to exempt the merger from Florida takeover laws, including challenging the validity or applicability of such takeover laws with respect to the merger.

         REGULATORY APPLICATIONS. Southern and Peninsula have agreed to use their respective best efforts to cause the merger to be consummated, including without limitation promptly preparing and filing any and all regulatory applications and disclosure documents.

         QUARTERLY INFORMATION. Southern and Peninsula have agreed to promptly provide each other after the end of each fiscal quarter after the merger with a list of all loans, extensions of credit or other assets that have been classified internally or by any regulatory examiner.

REPRESENTATIONS AND WARRANTIES

         The merger agreement contains certain generally reciprocal representations and warranties made by each party to the other. These generally reciprocal representations and warranties relate to:

         o corporate existence, qualification to conduct business and corporate standing and power;

         o corporate authorization to enter into and carry out obligations under the merger agreement, the enforceability of the merger agreement and actions by the Southern and Peninsula board of directors with respect to the merger agreement;

         o governmental consents, approvals, orders and authorizations required in connection with the merger;

         o absence of a breach of the articles of incorporation, by-laws, law or material agreements as a result of the merger;

         o        capitalization;

         o        financial statements;

         o        litigation;

         o        absence of undisclosed liabilities;

         o        affiliate transactions;

         o        regulatory matters;

         o payment of fees to finders and financial advisors in connection with the merger agreement;

         o        material contracts;

         o        assets;

         o        allowance for loan losses;

         o        absence of defaults;

         o        real property matters;

         o        personal property matters;

         o qualification of the merger as a reorganization under the Internal Revenue Code;

         o        ownership of subsidiaries;

         o        tax matters;

         o        insurance matters;

         o        employee benefit matters;

         o        labor matters;

         o        compliance with laws;

         o        environmental matters;

         o        absence of certain material changes or events since
                  December 31, 1999;

         o        intellectual property matters;

         o        dissenters' rights; and

         o        disclosure matters.

         The representations and warranties contained in the merger agreement do not survive the effective time of the merger.

ADDITIONAL COVENANTS

         INDEMNIFICATION. Southern is obligated, for six years after the merger to indemnify and hold harmless each person who is, or has been an executive officer or director of Peninsula or any of its subsidiaries with respect to acts or omissions by them in their capacities as executive officers or directors or taken at the request of Peninsula or any of its subsidiaries at any time on or prior to the effective time of the merger to the fullest extent permitted under applicable laws.

         EXPENSES. Southern and Peninsula have agreed to each pay their own costs and expenses incurred in connection with the merger agreement and the merger.

CONDITIONS TO THE COMPLETION OF THE MERGER

         The respective obligations of Southern and Peninsula to complete the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of various conditions which include, in addition to other customary closing conditions, the following:

         o approval and adoption of the merger agreement and the merger by the shareholders of Peninsula in accordance with Florida law.

         o all required approvals or consents of any governmental authority required for consummation of the merger will have been obtained, except no such approvals or consents shall impose any condition or requirement which would materially and adversely impact the economic or business benefits to Southern or the shareholders of Peninsula as a result of the merger.

         o all required approvals or consents of any third party required for consummation of the merger will have been obtained, except where the failure to obtain any such consents and approvals would not reasonably be expected to have a material adverse effect on Southern or Peninsula.

         o        expiration of the applicable statutory waiting periods.

         o the election or appointment of four additional directors of Southern in accordance with the terms of the merger agreement.

         o the representations and warranties of the other company contained in the merger agreement being true and correct on the closing date of the merger, as if they were made on that date, unless they were by their express provisions made as of a specific date, in which case they need be true and correct only as of that specific date, unless their failure to be true and correct would not have a material adverse effect on the merger.

         o the other company having performed and complied in all material respects all required obligations to be performed by it prior to the closing of the merger.

         o each company and its directors having received an opinion from counsel of the other company in form and substance reasonably satisfactory to the other company.

         o Peninsula having received an opinion from Professional Bank Services as to the fairness of the merger to the shareholders of Peninsula from a financial point of view.

         o Southern having received an opinion from The Carson Medlin Company as to the fairness of the merger to the shareholders of Southern from a financial point of view.

         o Southern shall have received a completed and executed placement agreement from each of Peninsula's officers and directors.

         o there being no law, injunction, order or decree applicable to the merger, including any pending or threatened law, injunction, order or decree, that restrains, enjoins or otherwise prohibits or makes illegal consummation of the merger or which could reasonably be expected to result in a material diminution of the benefits of the merger to Southern or the stockholders of Peninsula.

TERMINATION OF THE MERGER AGREEMENT

         RIGHT TO TERMINATE. The merger agreement may be terminated at any time prior to the closing of the merger agreement in any of the following ways:

         o        by the mutual consent of Southern and Peninsula;

         o        by either Southern or Peninsula:

                  o        if the merger is not completed as of June 30, 2001;
                           however, that date may be extended by the mutual written consent of Southern and Peninsula; or

                  o if there has been a material breach by the other company of any of the other company's representations, warranties, covenants or agreements contained in the merger agreement, and the breach would result in the failure to satisfy one or more of the conditions to the merger and the breach has not been cured within 30 days after written notice was received by the company in breach.

         o by Peninsula, if the Peninsula shareholders do not approve the merger agreement at the Peninsula special meeting;

         o by Southern, if the Peninsula board of directors fails to recommend the merger agreement to Peninsula's shareholders or withdraws, modifies or changes its approval or recommendation of the merger agreement and the merger in any manner adverse to Southern.

AMENDMENTS AND WAIVER

         Prior to the effective time of the merger, any provision of the merger agreement may be waived by the party benefitted by the provision or amended or modified by an agreement in writing between Southern and Peninsula, except that after the Peninsula shareholders approve the merger agreement, the consideration to be received by the Peninsula shareholders shall not be decreased.

REGULATORY APPROVALS

         FEDERAL RESERVE BOARD. The merger is subject to prior approval by the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956 (the "BHCA"). The BHCA requires the Federal Reserve Board, when considering a transaction such as this merger, to take into account the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the institutions and the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board must consider the record of performance of the acquiring institution in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by the institution.

         The BHCA also prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

         Pursuant to the BHCA, the merger may not be consummated until 30 days after Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve Board and the concurrence of the Department of Justice, the waiting period may be reduced to no less than 15 days. Southern and Peninsula believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Southern.

         FLORIDA DEPARTMENT OF BANKING. The merger is subject to prior approval by the Florida Department of Banking and Finance under section 658.28 of the Florida Banking Code. Under this provision, the Florida Banking Department may not approve the change of control of Peninsula Bank that would result from the merger unless it determines that Southern is qualified by reputation, character, experience and financial responsibility to control and operate Peninsula Bank in a legal and proper manner. The Florida Banking Department must also determine that the interests of Peninsula's shareholders, as well as those of the depositors and other creditors of Peninsula Bank and the public generally, will not be jeopardized by the proposed transaction.

         STATUS OF REGULATORY APPROVALS. Southern and Peninsula have filed all of the required applications and notices with respect to the merger and will promptly take other appropriate action with respect to any requisite approvals or other action of any governmental authority.

         The merger cannot proceed in the absence of the requisite regulatory approvals. Southern does not know if or when all of these regulatory approvals will be obtained. Also, these approvals may contain a condition, restriction or requirement that causes these approvals to fail to satisfy the conditions for the merger.

ACCOUNTING TREATMENT

         Southern expects to account for the merger as a "purchase," as that term is used under generally accepted accounting principals, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Peninsula as of the effective time will be recorded at their respective fair values and added to those of Southern. Any excess of the value of Southern common stock issued for Peninsula common stock over the fair value of Peninsula's net assets will be recognized as goodwill. Financial statements of Southern issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Peninsula.

RESALES OF SOUTHERN COMMON STOCK

         All shares of Southern common stock to be issued in the merger will be freely transferable under the Securities Act of 1933, except shares received by "affiliates" of Peninsula at the time of the special meeting. These affiliates may only sell their shares in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. "Affiliates" would typically include directors, executive officers, and beneficial owners of 10% or more of Peninsula's common stock.

         This proxy statement/prospectus does not cover resales of Southern common stock received by any person who may be deemed to be an affiliate of Peninsula. Peninsula has agreed in the merger agreement to use its reasonable best efforts to cause each person who may be deemed to be an "affiliate" of Peninsula to execute and deliver to Southern an affiliate agreement. Under these agreements, Peninsula's affiliates have agreed not to offer to sell, transfer or otherwise dispose of any of the shares of Southern common stock issued to them pursuant to the merger except in compliance with Rule 145, or in a transaction that is otherwise exempt from the registration requirements of, or in an offering which is registered under, the Securities Act. Southern may place restrictive legends on certificates representing Southern common stock issued to all persons who are deemed to be "affiliates" of Peninsula under Rule 145.

DISSENTERS' RIGHTS

         The following discussion is not a complete description of the law relating to dissenters' rights available under Florida law. This description is qualified by the full text of the relevant provisions the Florida Business Corporation Act, which are reprinted in entirety as Appendix C to this proxy statement/prospectus. If you desire to exercise dissenters' rights, you should review carefully the Florida Business Corporation Act and are urged to consult a legal advisor before electing or attempting to exercise these rights.

         Under the Florida Business Corporation Act ("FBCA"), shareholders of Peninsula have the right to dissent from the merger, and obtain payment of the fair value of their shares. If the merger is completed, holders of Peninsula common stock as of __________, 2001 who follow the procedures specified by Florida law will be entitled to receive in cash the "fair value" of their stock as of the day before the special meeting. Such value is exclusive of any appreciation in anticipation of the merger, unless such exclusion would be inequitable, but includes "a fair and equitable" rate of interest thereon. Shareholders who elect to follow such procedures are called "dissenting shareholders" in this document.

         A vote in favor of the merger agreement by a holder of Peninsula common stock will result in the waiver of the shareholder's right to demand payment for his or her shares under Florida law.

         Under Florida law, a shareholder of Peninsula may dissent from the merger by following the below procedures:

                  o the dissenting shareholder must deliver to Peninsula, prior to the special meeting called for in relation to the approval of the merger, written notice of his/her intent to demand payment for his/her shares;

                  o the dissenting shareholder must refrain from voting in favor of the merger;

                  o within ten (10) days after the date of the special meeting, Peninsula will give written notice of authorization of the merger by the shareholders to such dissenting shareholder; and

                  o within twenty (20) days after the giving of notice to the dissenting shareholder, the dissenting shareholder must file with Peninsula a notice of election and a demand for payment of the fair value of his or her shares.

         Any dissenting shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with Peninsula simultaneously with the filing of the election to dissent. A shareholder may dissent as to less than all of the shares of Peninsula common stock held by him or her, and in such event, he or she is treated as two separate shareholders. Once Peninsula offers to pay the dissenting shareholder for his or her shares, the notice of election cannot be withdrawn, except with the consent of Peninsula. However, the right of a dissenting shareholder to be paid the fair value of his or her shares will cease if:

                  o        the demand is withdrawn;

                  o        the proposed merger is abandoned;

                  o no demand or petition for determination of fair value by a court has been made or is filed within the time provided by law; or

                  o a court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by Florida law.

         Within ten (10) days after the later of the expiration of the period in which the dissenting shareholder may file his or her notice of election to dissent or the effective time of the merger, Peninsula is required to make a written offer to each dissenting shareholder to purchase the shares of Peninsula common stock at a price deemed by the surviving corporation to be the fair value of such shares.

         If, within thirty (30) days after the making of such offer, any shareholder accepts the offer, payment will be made within ninety (90) days after the later of the date such offer was made or the consummation of the merger. However, if within such thirty (30) day period the surviving corporation and the dissenting shareholder are unable to agree on a price, then the surviving corporation, within thirty (30) days after receipt of written demand from such dissenting shareholder given within sixty (60) days after the effective time of the merger, shall, or at its election within such period may, file an action in a court of competent jurisdiction in the county in which Peninsula maintained its registered office, requesting that the fair value of the shares of Peninsula common stock be determined. If Peninsula or the surviving corporation fails to file such proceedings, any dissenting shareholder may do so in the name of Peninsula. All dissenting shareholders, except for those that have agreed upon a value with the surviving corporation, are deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The surviving corporation shall pay each dissenting shareholder the amount found to be due within ten (10) days after final determination of the proceedings. Upon payment of such judgment, the dissenting shareholder will cease to have any interest in the shares of Peninsula common stock.

         Any judgment rendered in any dissent proceeding may, at the discretion of the court, include an allowance for interest at such rate as the court may deem fair. The court will determine the cost and expenses of any such dissent proceeding and such costs and expenses will be assessed against the surviving corporation. However, all or any part of such costs and expenses may be apportioned and assessed against the dissenting shareholders, in such amount as the court deems equitable, if the court determines that the surviving corporation made an offer to the dissenting shareholders and the shareholders' failure to accept such offer was arbitrary, vexatious or not in good faith. The expenses awarded by the court shall include compensation for, and reasonable expenses of, any appraiser but shall not include the fees and expenses of counsel or experts employed by any party. If the fair value of the shares of Peninsula common stock, as determined by the proceeding, materially exceeds the amount which the corporation initially offered to pay, or if no offer was made, the court, in its discretion, may award to any shareholder who is a party to the proceeding such sum as the court may determine to be reasonable compensation for any expert attorney or expert employed by the shareholder in the proceeding.

                     DESCRIPTION OF SOUTHERN'S CAPITAL STOCK

         Southern's authorized capital stock consists of 10,000,000 shares of common stock, par value $1.00 per share. As of the date of this proxy statement/prospectus, 1,769,813 shares of Southern's common stock were issued and outstanding.

COMMON STOCK

         Holders of Southern's common stock are entitled to receive ratably dividends, if any, declared by Southern's board of directors out of funds legally available for dividends. In the event of the liquidation, dissolution or winding up of Southern, holders of Southern's common stock are entitled to share ratably, based on the number of shares held, in the assets, remaining after payment of all the debts and liabilities of Southern.

         Holders of common stock are entitled to one vote per share on all matters submitted to the holders of common stock for a vote. Because holders of common stock do not have cumulative voting rights with respect to the election of directors, the holders of a majority of the shares of common stock represented at a meeting can elect all of the directors. Holders of common stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock which Southern may issue or to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

ANTI-TAKEOVER PROVISIONS

         GENERAL. The Florida Business Corporation Act contains provisions designed to enhance the ability of the board of directors to respond to attempts to acquire control of Southern. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some of Southern's shareholders deem to be in their best interest. These provisions may adversely affect the price that a potential purchaser would be willing to pay for Southern's common stock. These provisions may deprive you of the opportunity to obtain a takeover premium for your shares. These provisions could make the removal of Southern's incumbent management more difficult. These provisions may enable a minority of Southern's directors and the holders of a minority of Southern outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of the common stock.

         The following summarizes the anti-takeover provisions contained in the Florida Business Corporation Act.

         AUTHORIZED BUT UNISSUED STOCK. The authorized but unissued shares of common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable Southern's board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of Southern.

         EVALUATION OF ACQUISITION PROPOSALS. The Florida Business Corporation Act expressly permits the board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of Southern, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers, and other constituencies of Southern and its subsidiaries, on the communities and geographical areas in which they operate. Southern's board of directors may also consider the amount of consideration being offered in relation to the then current market price for outstanding shares of capital stock and Southern's then current value in a freely negotiated transaction. Southern's board of directors believes that these provisions are in the long-term best interests of Southern and its shareholders.

         CONTROL SHARE ACQUISITIONS. Southern is subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation's disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

         o acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;

         o acquisitions of shares possessing one-third or more but less than a majority of all voting power;

         o or acquisitions of shares possessing a majority of more of all voting power.

         Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption under certain circumstances of control shares with no voting rights.

         TRANSACTIONS WITH INTERESTED SHAREHOLDERS. Southern is subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or supermajority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire Southern.

STAGGERED BOARD PROPOSAL

         Southern's board of directors has adopted, and has recommended that its shareholders approve, an amendment to Southern's articles of incorporation to provide for staggered three-year terms for Southern's directors. If the proposed amendment is approved at the annual meeting of Southern's shareholders, Southern's board of directors would be divided into three classes, with each class initially consisting of three directors. The directors designated in Class I who are elected at the annual meeting would serve a one-year term running until the annual meeting in 2002. The directors designated in Class II would serve a two-year term until the annual meeting in 2003, and the directors designated in Class III would serve a three-year term until the annual meeting in 2004. Beginning with the annual meeting in 2002, each director would be elected for a term of three years. Upon consummation of the merger, the four members of Peninsula's board who would be added to Southern's board would be distributed among the three classes of directors so that the number of directors in each class would remain as nearly equal as possible.

         The existence of a staggered board may make it more difficult for a third party to acquire control of Southern.

TRANSFER AGENT AND REGISTRAR

         Southern currently acts as its own transfer agent and registrar for its common stock.

LIMITED LIABILITY AND INDEMNIFICATION

         Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless:

         o the director breached or failed to perform his duties as a director and

         o a director's breach of, or failure to perform, those duties constitutes:

         o a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

         o a transaction from which the director derived an improper personal benefit, either directly or indirectly,

         o        a circumstance under which an unlawful distribution is made,

         o in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or

         o in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

         A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Florida Business Corporation Act.

         Southern's articles of incorporation and bylaws provide that Southern shall, to the fullest extent permitted by applicable law, as amended from time to time, indemnify all of its directors, as well as any of its officers or employees to whom Southern have agreed to grant indemnification.

SHARES ELIGIBLE FOR FUTURE SALE

         Upon the completion of the merger, Southern will have approximately 2,391,581 shares of common stock outstanding (assuming none of Peninsula shareholders exercise any dissenters' rights). Except for shares held by Southern's affiliates, almost all of Southern's outstanding shares will be freely tradeable without restriction or registration under the Securities Act of 1933.

                      CERTAIN DIFFERENCES IN THE RIGHTS OF
                SOUTHERN SHAREHOLDERS AND PENINSULA SHAREHOLDERS

         You will automatically become a Southern shareholder at the effective time of the merger, unless you properly exercise your dissenters rights. Your rights as a Southern shareholder will be determined by Southern's articles of incorporation, Southern's bylaws and Florida law. The following is a summary of the material differences in the rights of shareholders of Southern and Peninsula. This summary is necessarily general and is not a complete discussion of, and is qualified by, the more detailed provisions of Florida law, Peninsula's articles of incorporation, Southern's articles of incorporation and the bylaws of each corporation.

AUTHORIZED CAPITAL

         SOUTHERN. Southern is authorized to issue 10,000,000 shares of common stock with par value of $1.00 per share. As of March 1, 2001, 1,769,813 shares of Southern common stock were issued and outstanding.

         PENINSULA. Peninsula is authorized to issue 10,000,000 shares of common stock with par value of $1.00 per share. As of the record date, 994,830 shares of Peninsula common stock were issued and outstanding.

AMENDMENT OF ARTICLES OF INCORPORATION

         SOUTHERN. The FBCA generally requires most amendments to a Florida corporation's articles of incorporation be adopted by the affirmative vote of a majority of the shares entitled to vote thereon upon recommendation of the Board of Directors, subject to amendments in certain minor respects which do not require stockholder action. Unless the FBCA requires a greater vote, amendments may be adopted by a majority of the shares entitled to vote, a quorum being present. The FBCA also permits the Board of Directors to amend or repeal the bylaws unless otherwise required by the FBCA or the stockholders. The stockholders entitled to vote have concurrent power to amend or repeal the bylaws.

         PENINSULA. The foregoing provision of the FBCA also govern amendments to Peninsula's articles of incorporation.

NOTICE OF MEETINGS OF SHAREHOLDERS

         SOUTHERN. The Southern bylaws provide that Southern must notify its shareholders between 10 and 60 days before any annual or special meeting of the date, time and place of the meeting. Southern must briefly describe the purpose or purposes of a special meeting.

         PENINSULA. The Peninsula bylaws contain shareholder meeting notice requirements which are substantially the same as those contained in Southern's bylaws.

SPECIAL MEETINGS OF SHAREHOLDERS

         SOUTHERN. A special meeting of the shareholders of Southern may be held when directed by the president, the board of directors, or when requested in writing by the holders of not less than 10% of all the shares entitled to vote at such meetings.

         PENINSULA. Peninsula's bylaws contain provisions regarding special meetings which are substantially the same as the provisions contained in Southern's bylaws.

RECORD DATE

         SOUTHERN. Southern's board of directors must fix a record date in order to determine who the shareholders of the corporation are for purposes of determining such things as the receipt of dividends or voting rights. This record date must not be more than 60 days in advance of the relevant determination and, in case of a meeting of shareholders, not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

         PENINSULA. Peninsula's bylaws contain provisions regarding the establishment of record dates which are substantially the same as the provisions contained in Southern's bylaws.

NUMBER OF DIRECTORS; CLASSIFIED BOARD OF DIRECTORS

         SOUTHERN. Southern's bylaws provide that Southern will have a minimum of 9 and a maximum of 17 directors. The number of directors may be increased or decreased from time to time by amendment to the bylaws, but no amendment may shorten the term of any incumbent director.

         Southern's board of directors has adopted, and has recommended that its shareholders approve, an amendment to Southern's articles of incorporation to provide for staggered three-year terms for Southern's directors. If the proposed amendment is approved at the annual meeting of Southern's shareholders, Southern's board of directors would be divided into three classes, with each class initially consisting of three directors. The directors designated in Class I who are elected at the annual meeting on would serve a one-year term running until the annual meeting in 2002. The directors designated in Class II would serve a two-year term until the annual meeting in 2003, and the directors designated in Class III would serve a three-year term until the annual meeting in 2004. Beginning with the annual meeting in 2002, each director would be elected for a term of three years. Upon consummation of the merger, the four members of Peninsula's board who would be added to Southern's board would be distributed among the three classes of directors so that the number of directors in each class would remain as nearly equal as possible.

         PENINSULA. The Peninsula bylaws provide for initial board of 11 members subject to increase from time to time by the board. At the present time, Peninsula's board consists of 11 directors. All of Peninsula's directors serve one-year terms and are elected each year at the annual meeting of Peninsula's shareholders.

REMOVAL OF DIRECTORS

         SOUTHERN. A director of Southern may be removed with or without cause by a vote of the holders of a majority of the shares entitled to vote at an election of directors.

         PENINSULA. A Peninsula director similarly may be removed with or without cause by a vote of holders of a majority of the shares entitled to vote at the election of directors.

INDEMNIFICATION

         SOUTHERN. Southern's bylaws, as permitted by Florida law, provide that in addition to any all rights and duties under applicable law, Southern shall indemnify and hold harmless all of its directors, officers, employees and agents, and former directors, officers, employees and agents from and against all liabilities and obligations, including attorneys' fees, incurred in connection with any actions taken or failed to be taken by such director, officer, employee and agent in their capacity as such to the fullest extent possible under law. In any event, it is mandatory for a Florida corporation to indemnify a director, officer, employee or agent against expenses actually and reasonably incurred in successfully defending an action, provided the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation.

         PENINSULA. Peninsula's bylaws contain indemnification provisions which are substantially the same as those set forth in the bylaws of Southern. Likewise, Peninsula is required to indemnify a director, officer, employer, agent against expenses actually and reasonably incurred in successfully defending an action, provided the person acted in good faith and in a manner reasonably believed to be in or not opposed to, the best interest of the corporation.

SHAREHOLDER INSPECTION RIGHTS; SHAREHOLDER LISTS

         SOUTHERN. Under Florida law, upon written notice of a demand to inspect corporate records, a stockholder is entitled to inspect corporate books and records. Except for certain categories of records, including the current articles of incorporation and bylaws, list of names and business addresses of current officers and directors, and minutes of stockholder meetings and communications directed to stockholders generally, the demand must be made in good faith with a proper purpose, and must state with reasonable particularity the purpose and the records desired to be inspected, and the records must relate directly to the purpose.

         Under Southern's bylaws, any person who has been a holder of record of 0.25% of the shares of Southern at least 6 months immediately before his demand or is the holder of record of at least 5% of the outstanding shares of any class has, on demand in writing and stating the purpose, the right to examine and make extracts of, at any reasonable time or times, for any proper purpose, relevant books, records of accounts and minutes and records of shareholders.

         PENINSULA. The inspection rights provided under Florida law are also available to the shareholders of Peninsula. Additionally, Peninsula's bylaws contain provisions regarding shareholder inspection rights which are substantially the same as the provisions set forth in the bylaws of Southern.

                           SUPERVISION AND REGULATION

GENERAL

         Southern and Peninsula are subject to an extensive body of state and federal banking laws and regulations which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of our operations. Southern and Peninsula are also affected by government monetary policy and by regulatory measures affecting the banking industry in general. The actions of the Federal Reserve System affect the money supply, and in general, the lending abilities of banks by increasing or decreasing the costs and availability of funds to the banks. Additionally, the Federal Reserve System regulates the availability of bank credit in order to combat recession and curb inflationary pressures in the economy by open market operations in United States government securities, changes in the discount rate on bank borrowings, and changes in the reserve requirements against bank deposits.

         The following is a brief summary of some of the statutes, rules and regulations which affect Southern and Peninsula. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of all applicable statutes or regulations. Any change in applicable laws or regulations may have a material adverse effect on the business and prospects of Southern and Peninsula.

HOLDING COMPANY REGULATIONS

         Southern and Peninsula are bank holding companies within the meaning of the Federal Bank Holding Company Act of 1956 and the Florida Interstate Banking Act. They are registered as bank holding companies with the Federal Reserve System and are required to file annual reports and other information regarding its business operations and those of any subsidiary. They are also subject to the supervision of, and to periodic inspections by, the Federal Reserve.

         The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

                  o acquiring all or substantially all of the assets of a bank;

                  o acquiring direct or indirect ownership or control of more than five percent of the voting shares of any bank; or

                  o merging or consolidating with another bank holding company.

         Except as authorized by the Gramm-Leach-Bliley Act of 1999, a bank holding company is generally prohibited by the Bank Holding Company Act from engaging in, or acquiring direct or indirect control of more than five percent of the voting shares of any company engaged in any business other than the business of banking or managing and controlling banks. Some of the activities the Federal Reserve has determined by regulation to be proper incidents to the business of banking, and thus permissible for bank holding companies, include:

                  o making or servicing loans and certain types of leases and related activities;

                  o engaging in certain insurance and discount brokerage activities;

                  o underwriting and dealing in government securities and certain other securities and financial instruments;

                  o providing certain data processing and data transmission services;

                  o acting in certain circumstances as a fiduciary or investment or financial advisor;

                  o        management consulting and counseling activities;

                  o issuing and selling retail monetary instruments such as money orders, savings bonds and travelers' checks;

                  o operating trust companies and non-bank depository institutions such as savings associations; and

                  o making investments in corporations or projects designed primarily to promote community welfare.

         In determining whether an activity is so closely related to banking as to be permissible for bank holding companies, the Federal Reserve is required to consider whether the performance of the particular activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition and gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests and unsound banking practices. Generally, bank holding companies are required to obtain prior approval of the Federal Reserve to engage in any new activity not previously approved by the Federal Reserve. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of any of its bank subsidiaries.

         The Bank Holding Company Act and the Federal Change in Bank Control Act, together with regulations promulgated by the Federal Reserve, require that, depending on the particular circumstances, either the Federal Reserve's approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or company acquiring control of a bank holding company, subject to certain exemptions. Control is conclusively presumed to exist when an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company has registered securities under
Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

         The Federal Reserve, pursuant to regulation and published policy statements, has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve's policy, a bank holding company may be required to provide financial support to a subsidiary bank at a time when, absent such Federal Reserve policy, it might not be deemed advisable to provide such assistance. Under the Bank Holding Company Act, the Federal Reserve may also require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary, other than a non-bank subsidiary of a bank, upon the Federal Reserve's determination that the activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

BANK REGULATION

         Southern Community Bank, Southern Community Bank of Southwest Florida and Peninsula Bank are all state banks organized under the laws of Florida. They are each subject to the supervision of the Florida Department of Banking and Finance and the FDIC. Their deposits are insured by the FDIC for a maximum of $100,000 per depositor. For this protection, the banks must pay a semi-annual statutory assessment and comply with the rules and regulations of the FDIC. The Florida Department of Banking and Finance and the FDIC regulate and monitor all areas of a bank's operations, including:

                  o        security devices and procedures;

                  o        adequacy of capitalization and loss reserves;

                  o        loans;

                  o        investments;

                  o        borrowings;

                  o        deposits;

                  o        mergers;

                  o        issuance of securities;

                  o        payment of dividends;

                  o        interest rates payable on deposits;

                  o        interest rates or fees chargeable on loans;

                  o        establishment of branches;

                  o        corporate reorganizations;

                  o        maintenance of books and records; and

                  o adequacy of staff training to carry out safe lending and deposit gathering practices.

In addition, banks are prohibited from engaging in tie-in arrangements in connection with any extension of credit, or the offer of any property or service. The regulatory requirements to which banks are subject also set forth various conditions regarding the eligibility and qualifications of their officers and directors.

CAPITAL ADEQUACY REQUIREMENTS

         Both bank holding companies and banks are subject to regulatory capital requirements imposed by the Federal Reserve and the FDIC which vary based on differences in risk profiles. The capital adequacy guidelines issued by the Federal Reserve are applied to bank holding companies on a consolidated basis with the banks owned by the holding company. The FDIC's risk-based capital guidelines apply directly to insured state banks regardless of whether they are subsidiaries of a bank holding company. Both agencies' requirements, which are substantially similar, provide that banking organizations must have capital (as defined in the rules) equivalent to 8% of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risks. Depending upon the riskiness of a particular asset, it is assigned to a risk category. For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

         Both the Federal Reserve and the FDIC have also adopted minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. The guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholder's equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated, and other qualifying term debt, preferred stock not qualifying for Tier 1, and a limited allowance for credit losses up to a designated percentage of risk-weighted assets. Under these guidelines, institutions must maintain a specified minimum ratio of "qualifying" capital to risk-weighted assets. At least 50% of an institution's qualifying capital must be "core" or "Tier 1" capital, and the balance may be "supplementary" or "Tier 2" capital. The guidelines imposed on the banks include a minimum leverage ratio standard of capital adequacy. The leverage standard requires top-rated institutions to maintain a minimum Tier 1 capital to assets ratio of 3%, with institutions receiving less than the highest rating required to maintain a ratio of 4% or greater, based upon their particular circumstances and risk profiles.

         Federal bank regulatory authorities have adopted regulations revising the risk-based capital guidelines to further ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank's financial condition and is inherent to the business of banking. Under the regulations, when evaluating a bank's capital adequacy, the revised capital standards now explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank's economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts.

         The foregoing capital guidelines could affect Southern and Peninsula and their banks in several ways. If the banks grow rapidly, their respective capital bases may become insufficient to support continued growth, making an additional capital infusion necessary. The capital guidelines could also impact the banks' ability to pay dividends. It is expected that the banks' capital levels will initially be more than adequate. Rapid growth, poor loan portfolio performance or poor earnings performance, or a combination of these factors, could change each company's capital position in a relatively short period of time. Failure to meet these capital requirements would require the banks to develop and file with the FDIC a plan describing the means and a schedule for achieving the minimum capital requirements. In addition, Southern and Peninsula would not be able to receive regulatory approval of any application that required consideration of capital adequacy, such as a branch or merger application, unless it could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

DIVIDENDS

         The ability of Southern and Peninsula to pay cash dividends depends entirely upon the amount of dividends paid by their bank subsidiaries. Additionally, the Florida Business Corporation Act provides that a Florida corporation may only pay dividends if the dividend payment would not render the corporation insolvent or unable to meet its obligations as they come due.

         Florida state banks are subject to regulatory restrictions on the payment of dividends, including a prohibition of payment of dividends from the banks' capital without the prior approval of the Florida Department of Banking and Finance and the FDIC. Except with the prior approval of the Florida Department of Banking and Finance, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, any Florida bank is required to transfer at least 20% of its net income to surplus until their surplus equals the amount of paid-in capital. The bank subsidiaries of Southern and Peninsula are not currently able to pay dividends because each of them have incurred a cumulative loss since inception.

OTHER LAWS

         State usury laws and federal laws concerning interest rates limit the amount of interest and various other charges collected or contracted by a bank. The lending operations of Southern and Peninsula are subject to federal laws applicable to credit transactions, such as the:

                  o Federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

                  o Community Reinvestment Act requiring financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including investing their assets in loans to low and moderate-income borrowers;

                  o Home Mortgage Disclosure Act requiring financial institutions to provide information to enable public officials to determine whether a financial institution is fulfilling its obligations to meet the housing needs of the community it serves;

                  o Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibitive factors in extending credit;

                  o Fair Credit Reporting Act governing the manner in which consumer debts may be collected by collection agencies; and

                  o the rules and regulations of various federal agencies charged with the responsibility of implementing such federal laws.

The deposit and certain other operations of Southern and Peninsula are also subject to provisions of the:

                  o Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

                  o Title V of the Gramm-Leach-Bliley Act of 1999 regarding disclosure of customers' nonpublic personal information which requires financial institutions to publish their policies concerning disclosure of such information and give customers the opportunity to opt out of unwanted disclosure; and

                  o Electronic Funds Transfer Act and Regulation E, issued by the Federal Reserve to implement that act, which govern automatic deposits to, and withdrawals from, deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

INTERSTATE BANKING AND BRANCHING

         Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, eligible bank holding companies in any state are permitted, with Federal Reserve approval, to acquire banking organizations in any other state. As such, all regional compacts and substantially all then-existing regional limitations on interstate acquisitions of banking organizations have been eliminated. The Interstate Banking and Branching Efficiency Act also removed substantially all of the then-existing prohibitions on interstate branching by banks. The authority of a bank to establish and operate branches within a state continues to be subject to applicable state branching laws. Subject to these laws, a bank operating in any state may now establish one or more branches within any other state without the establishment of a separate banking structure within the other state through the merger with an existing bank in that state. Under current Florida law, Florida banks may open branch offices throughout Florida with the prior approval of the Florida Department of Banking and Finance and the FDIC. In addition, with prior regulatory approval, Southern and Peninsula will be able to acquire existing banking operations in other states.

FINANCIAL MODERNIZATION

         The Gramm-Leach-Bliley Act of 1999 modernized of the federal bank regulatory framework by allowing the consolidation of banking institutions with other types of financial services firms, subject to various restrictions and requirements. In general, the Gramm-Leach-Bliley Act repealed most of the federal statutory barriers which separated commercial banking firms from insurance and securities firms and authorized the consolidation of such firms in a "financial services holding company." Neither Southern nor Peninsula has any immediate plans to utilize the structural options created by the Gramm-Leach-Bliley Act, but Southern may develop such plans in the future. In the meantime, Southern and Peninsula provide their customers with a range of financial products and services, including various insurance products and securities brokerage services, through cooperative arrangements with third-party vendors.

                         INFORMATION CONCERNING SOUTHERN

GENERAL

         Southern is a bank holding company which owns and operates Southern Community Bank, a Florida bank based in Orlando, Florida. Southern became a bank holding company on July 30, 1999 when Southern acquired all of the shares of Southern Community Bank in a share exchange with the shareholders of the bank.

         Southern opened a new Florida bank, Southern Community Bank of Southwest Florida, in Bonita Springs, Florida in January 2001.

STRATEGY

         Southern's goal is to operate its banks in the substantially the same manner as local community banks, emphasizing local leadership and local decision-making. The management of each bank will make its own credit decisions. Each bank will price and market its own loan and deposit products. Each bank will have its own board of directors, drawn mainly from members of the local business community. Each board will have full authority over the bank, in contrast to an "advisory" board which lacks authority. Each bank will endeavor to be an active supporter of local charities and civic organizations.

         Southern's strategy is to capitalize on the opportunities created by the consolidation in the Florida banking industry. Southern believes that this consolidation has reduced the levels of personalized services as the larger regional financial institutions have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. More specifically, many financial institutions have centralized their loan approval practices for small businesses, leaving less responsibility and authority with the traditional loan officer. By virtue of their banking experience in Florida, Southern's management believes that the most frequent customer complaints are based on a lack of personalized service and turnover in lending personnel, which limits the customer's ability to develop a relationship with his or her banker. As a result of these factors, Southern believes there currently exists a significant opportunity to attract and maintain customers who are dissatisfied with their banks. Southern also believes it can attract experienced management personnel within its identified markets.

         Southern's holding company structure provides flexibility for the future expansion of its banking business through the possible acquisition of other financial institutions and the formation of new banks. In addition, Southern's holding company structure also makes it easier to raise additional capital for its banks because Southern can issue securities without the need for prior banking regulatory approval. Any such acquisitions will be subject to regulatory approvals and other requirements.

SOUTHERN COMMUNITY BANK

         Southern currently conduct most of its activities through Southern Community Bank. Southern Community Bank is a Florida state-chartered bank which commenced operations in

December 1998. Southern Community Bank's principal office is located in the central business district in Orlando, Florida, and it maintains branch offices in the cities of Winter Park, Altamonte Springs and Longwood, Florida. All of these offices are located within less than one mile of Interstate Highway 4, which provides access from most communities located in the northern portion of the Orlando metropolitan area. The bank intends to establish two additional branch offices in central Florida within the next 12 to 18 months, one to be located in the southwest Orlando area and the other to be located in the vicinity of Lake Mary in Seminole County. The opening of these branches is subject to the receipt of prior regulatory approval. At December 31, 2000, the Southern Community Bank had total assets of approximately $210 million, including approximately $27 million in assets associated with its branch office in Bonita Springs.

         In July 2000, Southern Community Bank opened a branch office in Bonita Springs in Lee County, Florida. It transferred the assets and liabilities of this branch to Southern Community Bank of Southwest Florida in January 2001.

SOUTHERN COMMUNITY BANK OF SOUTHWEST FLORIDA

         Southern opened Southern Community Bank of Southwest Florida on January 2, 2001. This bank serves the Bonita Springs market.

         Southern has begun construction of a main office building for the new bank in Bonita Springs. Southern expects to complete this construction in the summer of 2001. Pending the completion of the permanent facility, the new bank conducts operations in a temporary modular facility located at this site.

         Southern's new bank also owns a bank site in Naples, Collier County, Florida, at which it expects to establish a branch office during the second quarter of 2001.

SOUTHERN COMMUNITY INSURANCE AGENCY, INC.

         Southern operates Southern Community Insurance Agency, Inc., a wholly owned subsidiary of Southern Community Bank. Southern Community Insurance Agency refers customers of Southern's banks to another insurance agency, Insurance Office of America, Inc., for the purchase of insurance products. Insurance Office of America pays Southern a percentage of the commissions generated from customers which are referred. Insurance Office of America is owned by one of Southern's directors, John Ritenour. This subsidiary has also entered into a similar arrangement with Chicago Title Insurance Company.

SOUTHERN COMMUNITY BANC MORTGAGE LLC

         In January 2001, Southern acquired a 50% equity interest in Southern Community Banc Mortgage LLC, a newly organized Florida limited liability company. The other member of the new company is American Heritage Mortgage Corporation, an unaffiliated mortgage lender based in Altamonte Springs, Florida. The company originates, processes and closes residential mortgage loans in central Florida. The company funds these loans through a warehouse line of credit to obtained by American Heritage from an unaffiliated lender. The loans are pre-sold on a cash-flow basis and are not retained by the company or any other affiliate of Southern. Southern has initially invested $30,000 in the company.

PRODUCTS AND SERVICES

         Southern offers a broad array of traditional banking products and services to its customers, including the products and services described below.

      DEPOSITS. Southern offers a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer term certificates of deposit. Southern has tailored the rates and terms of its accounts and time deposits to compete with the rates and terms in Southern's principal markets. Southern seeks deposits from residents, businesses and employees of businesses in these markets. The FDIC insures all of Southern's accounts up to the maximum amount permitted by law. In addition, Southern receives service charges which are competitive with other financial institutions in its markets, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

         LENDING ACTIVITIES. Southern uses its deposits, together with borrowings and other sources of funds, to originate and purchase loans. Southern offers a full range of short and medium-term small business and commercial, consumer and real estate loans. Southern generally seeks to allocate its loan portfolio as follows: 80% to real estate loans; 15% to small business and commercial loans; and 5% to consumer loans. Southern has a loan approval process which provides for various levels of officer lending authority. When a loan amount exceeds an officer's lending authority, it is reviewed by loan committee of the bank's board of directors which has ultimate lending authority.

         The risk of non-payment of loans is inherent in all loans. However, Southern carefully evaluates all loan applicants and attempt to minimize its credit risk exposure by use of thorough loan application and approval procedures that Southern has established for each category of loan. In determining whether to make a loan, Southern considers the borrower's credit history, analyze the borrower's income and ability to service the loan, and evaluate the need for collateral to secure recovery in the event of default. Southern maintain an allowance for loan losses based upon assumptions and judgments regarding the ultimate collectibility of loans in its portfolio and a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable.

         Southern directs its lending activities primarily to individuals and businesses in its markets whose demand for funds fall within the bank's legal lending limits and are also potential deposit customers. The following is a description of each of the major categories of loans which Southern makes:

         COMMERCIAL LOANS. This category includes loans made to individuals, partnerships or corporate borrowers for a variety of business purposes. Southern places particular emphasis on loans to small to medium-sized professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in Southern's markets. Southern considers "small businesses" to include commercial, professional and retail businesses with annual gross sales of less than $20 million or annual operating costs of less than $5 million. Southern's commercial loans include term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Risks of these types of loans depend on the general business conditions of the local economy and the borrower's ability to sell its products and services in order to generate sufficient business profits to repay the loan under the agreed upon terms and conditions. Personal guarantees may be obtained from the principals of business borrowers and third parties to further support the borrower's ability to service the debt and reduce the risk of non-payment.

         CONSUMER AND INSTALLMENT LOANS. Consumer loans include lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes, including home improvements, education and other personal expenditures. Consumer loans also include installment loans to individuals for personal, family and household purposes, including automobile loans to individuals and pre-approved lines of credit. Consumer loans generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal. This risk is due to the potential for damage to the collateral or other loss of value, while the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance depends on the borrower's continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

         REAL ESTATE LOANS. Southern makes commercial real estate loans, construction and development loans, and residential real estate loans. These loans include commercial loans where Southern takes a security interest in real estate out of an abundance of caution and not as the principal collateral for the loan. Interest rates for all categories may be fixed or adjustable, and will more than likely be fixed for shorter-term loans. Southern will compete for real estate loans with financial institutions and others who are well established and have greater resources and lending limits. As a result, Southern may have to charge lower interest rates to attract borrowers.

         COMMERCIAL REAL ESTATE. Southern offers commercial real estate loans to developers of both commercial and residential properties. Southern manages credit risk associated with these loans by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. Risks associated with commercial real estate loans include the general risk of the failure of the commercial borrower, which are different for each type of business and commercial entity. Southern evaluates each business on an individual basis and attempt to determine such business' risks and credit profile. Southern attempts to reduce credit risks in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, Southern may also require personal guarantees of the principal owners.

         CONSTRUCTION AND DEVELOPMENT LOANS. Southern makes construction and development loans on a pre-sold and speculative basis. If the borrower has entered into an arrangement to sell the property prior to beginning construction, Southern considers the loan to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, Southern considers the loan to be on a speculative basis. Southern makes residential and commercial construction loans to builders and developers and consumers who wish to build their own home. Southern limits the term of most construction and development loans to 18 months, although it may structure the payments based on a longer amortization basis. Southern bases speculative loans on the borrower's financial strength and cash flow position. Southern disburses loan proceeds based on the percentage of completion and only after an experienced construction lender or appraiser inspects the project. These loans generally command higher rates and fees commensurate with the risks warranted in the construction lending field. The risk in construction lending depends upon the performance of the builder, building the project to the plans and specifications of the borrower and the bank's ability to administer and control all phases of the construction disbursements. Upon completion of the construction, Southern typically converts construction loans to permanent loans.

         RESIDENTIAL REAL ESTATE LOANS. Southern makes residential real estate loans to qualified individuals for the purchase of existing single-family residences in the its markets. Southern makes these loans in accordance with its appraisal policy and real estate lending policy which detail maximum loan to value ratios and maturities. Southern believes that these loan to value ratios are sufficient to compensate Southern for fluctuations in real estate market value and minimize losses that could result from a downturn in the residential real estate market. Southern sells mortgage loans that do not conform to its policies in the secondary markets. The risk of these loans depends on the salability of the loan to national investors and on interest rate changes. Southern seeks to limit interest rate risk and credit risk on these loans by locking in the interest rate for each loan with the secondary market investor and receiving the investor's underwriting approval before originating the loan. Southern retains loans for its portfolio when there is sufficient liquidity to fund the needs of the established customers and when rates are favorable to retain the loans. The loan underwriting standards and policies are generally the same for both loans sold in the secondary market and those retained in Southern's portfolio.

ASSET AND LIABILITY MANAGEMENT

         Southern's primary assets are its loan portfolio and investment account. Southern's liabilities consist primarily of deposits. Southern's objective is to support asset growth primarily through the growth of core deposits, which include deposits of all categories made by individuals, partnerships, corporations and other entities. Consistent with the requirements of prudent banking necessary to maintain liquidity, Southern seeks to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. Southern seeks to invest the largest portion of its assets in commercial, consumer and real estate loans. Southern's investment account consists primarily of marketable securities of the United States Government, federal agencies and state and municipal governments, generally with varied maturities.

         Southern monitors its asset/liability mix on a regular basis with a monthly report detailing interest-sensitive assets and interest-sensitive liabilities presented to their board of directors. The objective of this policy is to control interest-sensitive assets and liabilities in order to minimize the impact of substantial movements in interest rates on our banks' earnings.

CORRESPONDENT BANKING

         Correspondent banking involves providing services by one bank to another bank which, from an economic or practical standpoint, cannot provide that service for itself. Southern may purchase correspondent services offered by larger banks, including check collections, purchase of federal funds, securities safekeeping, investment services, coin and currency supplies, overline and liquidity loan participations, and sales of loans to or participations with correspondent banks. Southern will sell loan participations to correspondent banks with respect to loans which exceed Southern's lending limits. As compensation for services provided by a correspondent bank, Southern may maintain balances with correspondents in non-interest bearing accounts.

OTHER SERVICES

         Southern's other services include cash management services, safe deposit boxes, traveler's checks, direct deposit of payroll and social security checks, wire transfers, telephone banking, and automatic drafts for various accounts. Southern offers a debit card, VISA and/or MasterCard credit card services through Southern's correspondent banks. Southern offers extended banking hours, both drive-in and lobby, and an after-hours depository. Southern is associated with a shared network of automated teller machines that customers may use throughout Southern's market areas and other regions. Southern is associated with third party Internet banking service providers that enable us to provide customers with a cost effective, secure and reliable Internet banking solution.

CUSTOMERS

         Southern believes that the recent consolidation of the Florida banking industry provides community banks significant opportunities to build successful, locally-oriented banks. Southern further believes that many of the larger financial institutions do not provide the high level of personalized services desired by many small and medium-sized businesses and their principals. Southern intends to focus its marketing efforts on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as physicians and attorneys.

         Although Southern will concentrate its lending efforts on commercial business, Southern also anticipates that it will attract a significant amount of consumer business. Southern expects that many of its retail customers will be the principals of Southern's small and medium-sized business customers. These customers comprise Southern's private banking clients. Southern emphasizes "relationship banking" in order that each customer will identify and establish a comfort level with the bank officers. Southern intends to develop its retail business with individuals who appreciate a high level of personal service, contact with their lending officer and responsive decision-making. Southern expects that most of its business will be developed through Southern's lending officers and local boards of directors and by pursuing an aggressive strategy of calling on customers throughout the market area.

COMPETITION

         Southern is subject to intense competition in the Orlando and Southwest Florida markets which it currently serves. Southern faces substantial competition in all phases of its operations from a variety of different competitors. This competition includes:

         o large national and super-regional financial institutions which have well-established branches and significant market share in the communities Southern serves;

         o finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;

         o credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks;

         o other community banks, including start-up banks, that can compete with Southern for customers who desire a high degree of personal service; and

         o technology-based financial institutions including large national and super-regional banks offering on-line deposit, bill payment, and mortgage loan application services.

         Other existing community banks, and many new community bank start-ups, have marketing strategies similar to Southern's. These other community banks may open new branches in the communities Southern serves and competes directly for customers who want the level of service offered by community banks. Other community banks also compete for the same management personnel in Florida.

         Various legislative actions in recent years have led to increased competition among financial institutions. With the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, it is easier for financial institutions located outside of the State of Florida to enter the Florida market, including Southern's targeted markets. In addition, recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers through computer and telephone-based banking and similar services. There can be no assurance that the United States Congress, or the Florida Legislature or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on Southern. Southern's failure to compete effectively for customers in its market areas could have a material adverse effect on its business, future prospects, financial condition or results of operations.

FACILITIES

         Southern's principal executive office is located at 250 North Orange Avenue, Orlando, Florida. Southern shares its office with the main office of Southern Community Bank. These offices occupy approximately 6,000 square feet on the ground floor of a high-rise office building. The main office is leased for a term of ten years through June 30, 2008. Southern may extend the lease for up to an additional ten years.

         Southern Community Bank's Altamonte Springs branch is located in a building containing approximately 4,182 square feet under a ground lease with an initial term expiring on November 30, 2018. Southern may extend the lease until November 30, 2028.

         Southern Community Bank's Longwood branch is located in the Springs Plaza Shopping Center in a space containing approximately 2,200 square feet under a lease with an initial term expiring on December 8, 2003. Southern may extend the lease until December 8, 2018.

         Southern Community Bank owns its Winter Park branch, which occupies a building containing approximately 4,850 square feet.

         Southern Community Bank of Southwest Florida owns its Bonita Springs branch located at 9021 Bonita Beach Road, S.E., Bonita Springs, Florida. This bank currently operates from a temporary facility, but Southern expects to complete a permanent facility on this site in 2001.

         The Bonita Springs property was formerly the site of a gas station at which leaking underground fuel storage tanks caused some contamination of the subsurface groundwater. The Florida Department of Environmental Protection has accepted this site for clean-up under the state's remediation program and has reserved $250,000 to cover the estimated clean-up costs. Due to the relatively low priority level of the site in the State's clean-up program, Southern cannot predict when the state will commence or complete the clean-up of the site. Southern has received an environmental engineering assessment of the contamination and the required remediation. Based on this report, Southern believes that the clean-up of the site will not disrupt Southern's proposed banking services at the site.

         Southern has purchased an existing banking facility in Naples, Florida, which it plans to use as a branch office of Southern Community Bank of Southwest Florida. This office is expected to open in the second quarter of 2001.

EMPLOYEES

         Southern currently has approximately 55 full-time employees. Southern will hire additional employees as needed to support its growth.

LEGAL PROCEEDINGS

         From time to time, Southern is involved in litigation arising from the ordinary course of its business, such as claims to collect past due loans. As of the date of this proxy statement/prospectus, Southern is not engaged in any material legal proceedings.

MANAGEMENT OF SOUTHERN

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth certain information with respect to Southern's executive officers and directors. All of the persons listed below, other than Messrs. Armstrong, Dunn, Pascarella and Peterson, have been nominated for re-election at Southern's annual meeting scheduled for April 19, 2000. Southern anticipates that all of the nominees will be elected at the annual meeting.


Name                                Age     Position With Southern Community Bancorp
----                                ---     ----------------------------------------
Charlie W. Brinkley, Jr.            47      Chairman of the Board and Chief Executive Officer

John G. Squires                     54      President, Chief Operating Officer and Director

Patrick J. Armstrong                53      Director

Sharyn E. Dickerson                 52      Executive Vice President and Chief Information
                                            Officer

Richard M. Dunn                     51      Director

Richard L. Garner                   47      Vice President and Director

Dennis E. Gilkey                    49      Director

Jennings L. Hurt, III               48      Director

Clark D. Jensen                     51      Director

Stephen R. Jeuck                    49      Secretary and Chief Financial Officer

Eugene M. Pascarella                46      Director

Jon C. Peterson                     62      Director

John K. Ritenour                    49      Director

Stanley H. Sandefur                 48      Director

Joel E. Whittenhall                 41      Vice-President and Director


         CHARLIE W. BRINKLEY, JR. has served as chairman of the board and chief executive officer of Southern since its organization in 1999. Mr. Brinkley was an organizing director of Southern Bank of Central Florida and served as its only president and chief executive officer from 1988 to 1996 when it was acquired by Colonial Bank of Montgomery, Alabama. From 1996 until 1998, Mr. Brinkley continued to serve as president of Colonial Bank, Florida region. Mr. Brinkley began his banking career in the Orlando area in 1978 at ComBank of Casselberry, which was acquired by Freedom Savings and Loan Association in 1983.

         JOHN G. SQUIRES has served as president and chief operating officer of Southern since its organization in 1999. He was an organizing director of Southern Community Bank in 1998 and has served as its only president and chief executive officer. Mr. Squires was also an organizing director of Southern Bank of Central Florida in 1988 and served as its vice-chairman until its acquisition by Colonial Bank in 1996. From 1996 until 1997, Mr. Squires continued to serve as an executive vice president and director of Colonial Bank, Florida region. Mr. Squires began his Florida banking career in 1978 as president and director of ComBank of Casselberry which was acquired by Freedom Savings and Loan Association in 1983.

         PATRICK J. ARMSTRONG has served as a director of Southern since 1999 and director of Southern Community Bank since 1998. Since 1985, Mr. Armstrong has served as president of Parc Records, Inc.

         SHARYN E. DICKERSON has served as executive vice president and chief information officer of Southern since 2000 and of Southern Community Bank since 1999. She previously served as senior vice president and cashier of Citrus Bank, Orlando, from 1997 to 1999. Before that, she served as senior vice president and cashier of Southern Bank of Central Florida from 1988 to 1994 and as senior operations officer for the Florida region for Colonial Bank from 1994 until 1997.

         RICHARD M. DUNN has served as a director of Southern since 1999 and director of Southern Community Bank since 1998. Since 1977, Mr. Dunn has served as president of Richard M. Dunn, D.D.S., P.A.

         RICHARD L. GARNER became a vice president of Southern in 2000 and became a director in 2001 upon the opening of Southern Community Bank of Southwest Florida, of which he is chairman and CEO. He previously served as president and chief executive officer of First National Bank of Bonita Springs (subsequently known as First National Bank of Florida) from 1994 until the acquisition of that bank by The Colonial BancGroup, Montgomery, Alabama, in 1998. From 1998 until 1999, Mr. Garner served as regional president and CEO of Colonial Bank, Southwest Florida region.

         DENNIS E. GILKEY has served as a director of Southern and of Southern Community Bank of Southwest Florida since 2001. He is a professional engineer residing in Bonita Springs. Since 1984, Mr. Gilkey has been employed with the real estate development firm Bonita Bay Properties, Inc., Bonita Springs, and has served as its chief executive officer since 1998.

         JENNINGS L. HURT, III has served as a director of Southern Community Bancorp since 1999 and director of Southern Community Bank since 1998. Since 1988, Mr. Hurt has served as the managing shareholder of the law firm Rissman, Weisberg, Barrett, Hurt, Donahue & McLain, P.A., located in Orlando, Florida.

         CLARK D. JENSEN has served as a director of Southern and of Southern Community Bank of Southwest Florida since 2001. He is a building contractor residing in Naples. Since 1998, Mr. Jensen has been president of Jensen & Bernier, Inc., Naples. From 1994 to 1998 he was vice president of Imperial Homes of Naples, Inc.

         STEPHEN R. JEUCK has served as secretary and chief financial officer of Southern since its organization in 1999. Since 1998, Mr. Jeuck has served as vice president and chief financial officer of Southern Community Bank. From 1995 until 1997, Mr. Jeuck served as vice president and controller of Southern Bank of Central Florida and Colonial Bank, Florida.

         EUGENE M. PASCARELLA has served as a director of Southern since 1999 and director of Southern Community Bank since 1998. Since 1984, Mr. Pascarella has served as a principal in Foot and Ankle Associates of Florida.

         JON C. PETERSON has served as a director of Southern since 1999 and was an organizing director of Southern Community Bank. Since 1984, Mr. Peterson has been the owner and chief executive officer of Peterson Broadcasting which owns an Albany, Georgia radio station. Since 1994, Mr. Peterson has been the owner and chief executive of Riskey, Inc., which owns a motel in Marathon, Florida. Since 1995, Mr. Peterson has been the owner and chief executive of Kinetic Communications which owns a Fayetteville, North Carolina radio station.

         JOHN K. RITENOUR has served as a director of Southern since 1999 and director of Southern Community Bank since 1998. Since 1988, Mr. Ritenour has served as chief executive officer of the Insurance Office of America, Inc.

         STANLEY H. SANDEFUR has served as a director of Southern since 1999 and director of Southern Community Bank since 1998. Since 1978, Mr. Sandefur has served as president and chief executive officer of Sandefur Holding Co., Inc. From 1985 to 1997, Mr. Sandefur served as a director of Seminole National Bank.

         JOEL E. WHITTENHALL has served as a vice president of Southern since 2000 and as a director since 2001. He also has served as president, chief lending officer and director of Southern Community Bank of Southwest Florida since 2001. He previously served as executive vice president and senior lending officer of First National Bank of Florida (subsequently acquired by Colonial
Bank) from 1994 to 1999.

PROPOSED NEW DIRECTORS

         Upon the completion of the merger with Peninsula, Southern will add four individuals selected by Peninsula to its board of directors. These individuals are: George Anderson, Thomas Dargan, P. T. Fleuchaus and Sanford Miller. These individuals each currently serve as directors of Peninsula.

EXECUTIVE COMPENSATION

         The following table sets forth information concerning compensation for services rendered to Southern in 1999 and 2000 by its chief executive officer and president. No other executive officer earned $100,000 or more in combined salary and bonus in 1999 or 2000.

                           SUMMARY COMPENSATION TABLE


                                                                                       Long-term Compensation
                                                                                    ----------------------------
                                                                                              Awards
                                                                                    ----------------------------
                                                      Annual Compensation           Restricted       Securities
                                                   -------------------------           Stock         Underlying
Name and Principal Position             Year          Salary           Bonus           Awards         Options
---------------------------             ----       ------------       ------        -----------      ----------
Charlie W. Brinkley, Jr.                1999         $100,000         $10,000        $75,000(1)         35,000
Chief Executive Officer                 2000         $146,000         $35,000        $75,000(1)

John G. Squires                         1999         $100,000         $10,000           --              17,500
President                               2000         $146,000         $35,000

----------

(1) On January 1, 1999 and January 1, 2000, Mr. Brinkley received 5,000 shares of common stock, valued at $75,000, based on a price of $15.00 per share, as determined by the board of directors. The shares vest over a five-year period from the date of grant with 5% of the total number of shares being vested on the first anniversary of the date of grant, 10% of such shares being vested on the second anniversary of the date of grant, 35% of such shares being vested on the third anniversary of the date of grant, and 25% of such shares being vested on the fourth and fifth anniversaries of the date of grant. Dividends, if any, will be paid on shares which have become vested.

         The following table sets forth information with respect to Southern's chief executive officer and president concerning the exercise of options in 2000 and the value of unexercised options held as of the end of 2000.

      AGGREGATED OPTION EXERCISES IN 2000 AND FISCAL YEAR-END OPTION VALUES


                                                                          Number of
                                                                         Securities
                                                                         Underlying                Value of
                                                                         Unexercised             In-the-Money
                                                                         Options at               Options at
                                      Shares                            12/31/00 ($)              12/31/00($)
                                     Acquired        Value              --------------          ---------------
                                    On Exercise     Realized            Exercisable/             Exercisable/
Name                                    (#)           ($)               Unexercisable            Unexercisable
----                                -----------     ---------          ---------------          ---------------
Charlie W. Brinkley, Jr.                 --              --            14,000 / 21,000          $21,000/$31,500
John G. Squires                          --              --            10,500 /  7,000          $15,750/$10,500


         Southern has entered into salary continuation agreements for Mr. Brinkley and Mr. Squires. Southern has also agreed to issue shares to Mr. Brinkley as compensation for his services as an officer, and to grant stock options to Mr. Squires for his services as an officer.

SALARY CONTINUATION AGREEMENTS

         Southern has entered into salary continuation agreements with Mr. Brinkley and Mr. Squires pursuant to which they are entitled to receive various benefits in the event of the termination of their employment as a result of normal retirement, death, disability, or following a change of control of Southern. With the exception of the change of control benefit, the benefit payments vest over a 10 year period and are payable in monthly installments for a benefit period of 15 years (in the case of Mr. Squires) or 20 years (in the case of Mr. Brinkley), with annual adjustments for changes in the consumer price index. No benefits will be payable under either agreement in the event of termination of the employment for cause. In the event of a change of control of Southern, the fully vested normal retirement benefit would be payable to each of Mr. Brinkley and Mr. Squires for their respective benefit periods, provided that no benefits are payable that would be subject to the excise tax applicable to excess parachute payments under the Internal Revenue Code. In addition to the foregoing, in the event of any termination of their employment as a result of a change of control of Southern, Mr. Brinkley would be entitled to receive a lump sum severance payment equal to 25% of his base salary and Mr. Squires would be entitled to receive a lump sum severance payment equal to three times his base salary if such termination occurs prior to January 1, 2002, or two times his base salary if such termination occurs thereafter.

RESTRICTED STOCK AGREEMENT WITH MR. BRINKLEY

         On January 1, 1999, Mr. Brinkley entered into an agreement with Southern providing for the grant of 50,000 unregistered shares of common stock, which are non-transferable except as described below. The agreement provides that 5,000 shares will be granted to Mr. Brinkley each year for a period of 10 years commencing on January 1, 1999 and on each January 1st thereafter through the year 2008; however, shares granted after year 2003 will be granted in the sole discretion of the board of directors based on the performance of Southern. Shares of stock granted on January 1, 1999 and January 1, 2000 vest over a five year period from the date of grant with five percent (5%) of the total number of such shares being vested on the first anniversary of the date of grant, ten percent (10%) of such shares being vested on the second anniversary of the date of grant, thirty-five percent (35%) of such shares being vested on the third anniversary of the date of grant, and twenty-five percent (25%) of such shares being vested on the fourth and fifth anniversaries of the date of grant. Shares of stock granted after January 1, 2000 shall vest ratably over a three year period from the date of grant, with thirty-three percent (33%) of such shares being vested on each of the first, second and third anniversary of the date of grant. In the event that a majority of the outstanding shares of Southern are acquired in a merger or other transaction requiring approval under the Bank Holding Company Act of 1956, as amended, all shares issuable under the plan will immediately be granted to Mr. Brinkley and become fully vested shares. If Mr. Brinkley is terminated without cause, all of the shares granted to him under the plan shall be immediately and fully vested and transferable without restriction. If Mr. Brinkley is terminated for cause, Mr. Brinkley forfeits all rights to the stock except stock which has become vested as of the date of such termination.

EMPLOYEE INCENTIVE STOCK OPTION PLAN

         Southern adopted the employee incentive stock option plan in 1999. The plan provides for grants of incentive stock options to purchase shares of common stock to certain officers and key management employees of Southern and its subsidiaries. The purpose of the plan is to attract and retain qualified capable management personnel, provide additional incentives to such persons and promote the success of Southern's business. As of the date of this proxy statement/prospectus, Southern had granted options to acquire 100,000 options at an exercise price of $15.00 per share. Southern has the right to issue options to purchase an additional 13,000 shares of common stock under the plan. The options previously granted under the plan include options granted to Messrs. Brinkley and Squires to purchase 35,000 shares and 17,500 shares, respectively.

         Subject to approval by the shareholders of an increase in the number of shares reserved under Southern's existing stock option plans, the board of directors has approved the grant to Mr. John Squires of options to purchase up to an additional 67,500 shares of Southern's common stock. Of this total, Southern will grant an option to purchase 17,500 shares at an exercise price of $15.00 per share, subject to vesting on a pro-rata basis over a term of five years commencing as of January 1, 1998. Southern will grant an option to purchase the balance of 50,000 shares at a price of $15.00 per share with vesting parallel to the vesting of the stock granted to Mr. Brinkley pursuant to the above mentioned agreement after January 1, 2000.

         The board of directors administers and interprets the plan. The board of directors has complete discretion to determine which employees are eligible to receive option grants, the number of shares subject to each such grant, the time or times when options will be granted, the price of the shares subject to each option, the time when each option may be exercised, any other provisions of the option agreement and all questions relating to the administration of the plan. Southern's shareholders may terminate, modify or amend the plan at any time. In addition, Southern's board of directors may amend or modify the plan at any time, provided that no such amendment or modification may adversely affect the rights and obligations of the participants with respect to their outstanding options or vested shares without their consent. In addition, no amendment of the plan may, without the approval of shareholders:

         o increase the number of shares for which options may be granted under the plan;

         o        increase the purchase price for the shares subject to options;

         o alter the periods during which options may be granted or exercised;

         o alter the provisions relating to the determination of employees to whom options may be granted;

         o alter the provisions relating to the annual dollar limitation upon options granted to any employee;

         o alter the provisions relating to the transferability of the options; or

         o alter the provisions relating to the employment status of an employee to whom an option may be granted.

The plan will terminate in 2009. However, this termination will not affect any options granted under the plan or vested shares.

         Each option granted under the plan has a maximum term of 10 years, subject to earlier termination following the participant ceasing to be an employee. The exercise price of an option granted under the plan must be at least 100% of the fair market value of the stock subject to the option on the date of grant, or 110% with respect to an option granted to a holder of more than 10% of the combined voting power of all classes of stock of Southern. The minimum number of shares for which options may be exercised at any one time is 100 shares. In general, options vest ratably over a five year period commencing one year from the date of grant, except as otherwise determined by the board of directors. The purchase price for shares of common stock is payable in cash immediately upon the exercise of the option. Each option granted under the plan is non-transferable and exercisable only during the holder's lifetime. In the event that the holder dies prior to exercising an option, such option may be exercised by the personal representative of the estate of such holder for a period of one year after such representative's appointment. In the event that the holder is terminated for any reason other than death, such option may be exercised at any time prior to the expiration date of the option or within three months after the date of such termination, or 12 months in the case of an employee who is disabled, whichever is earlier, but only to the extent such holder had the right to exercise such option at the date of such termination; provided, however, that, if the holder's employment is terminated as a result of deliberate, willful or gross misconduct, all rights under the option shall terminate and expire upon such termination. If options granted under the plan expire or are terminated for any reason without being exercised, the shares of common stock underlying such grant will again be available for purposes of the plan.

         In the event of a reorganization, merger or consolidation in which Southern is not the surviving corporation, the sale of substantially all of the assets of Southern to another corporation, or a change in control or threatened change in control of Southern, all options granted prior to such event under the plan shall become immediately exercisable. Unless otherwise determined by the board of directors, the term "control" shall refer to the acquisition of ten percent (10%) or more of the voting securities of Southern by any person or group acting in concert.

EMPLOYEE STOCK PURCHASE PLAN

         Southern has established an employee stock purchase plan under which a total of 25,000 shares of Southern's common stock have been made available for sale to Southern's employees. The board of directors administers the plan. Employees are eligible to participate in the plan if they are full-time employees for at least 90 consecutive days. The plan permits eligible employees to purchase common stock through payroll deductions, which, subject to certain limitations, may not exceed 10% of an employee's compensation. The minimum purchase each month by an eligible employee is one share of common stock. The purchase price of each share of common stock under the purchase plan will be equal to the fair market value per share of common stock on the date of purchase, but will never be less than $15.00 per share.

         Eligible employees have the opportunity to enroll in the purchase plan beginning on March 1 and ending on March 31 every year. Employees may terminate their participation in the purchase plan at any time. Participation ends automatically upon termination of employment. In the event that an employee participating in the plan ceases to be a Southern employee, Southern has the right to repurchase all or any portion of the shares purchased by such employee under the plan at any time during the following 24 months for a purchase price equal to the fair market value of the stock at the time of such repurchase. The plan will terminate upon the earlier of September 16, 2004, or the date all of the shares reserved for purchase under the purchase plan have been purchased, unless the board of directors terminates it sooner. The board of directors also has the right to amend or suspend the plan at any time without prior notice.

BOARD COMPENSATION

         Southern does not currently provide its directors with cash compensation for their services as directors, although members are reimbursed for reasonable expenses incurred in attending meetings. Southern also does not intend to pay any cash compensation to the directors of Peninsula bank for their services as directors of Southern. Southern Community Bank commenced the payment of a retainer of $500 per month to its directors in 2001. The retainer is payable in cash or in the equivalent value of Southern's common stock at the election of each director. As of the date of this proxy statement/prospectus, all of the directors of Southern Community Bank have elected to receive their retainers for 2001 in the form of stock (based on a value of $16.50 per share).

         In April 1999, Southern Community Bank granted options to each of its non-employee directors to acquire 10,000 shares of common stock at a price of $15.00 per share. In July 1999, in connection with its acquisition of Southern Community Bank, Southern assumed the obligations of Southern Community Bank with respect to these options and agreed to issue shares of its common stock in lieu of shares of the stock of Southern Community Bank.

         Southern has also agreed to grant options to purchase 5,000 shares to each of the ten directors of Southern Community Bank of Southwest Florida. These options have substantially the same terms as the options granted to Southern's other directors, except that the exercise price is $16.50 per share. The grant of these options is subject to approval by Southern's shareholders.

DIRECTOR STOCK OPTION PLAN

         Southern adopted a director stock option plan in 1999. The plan provides for grants of nonstatutory stock options to purchase shares of common stock to Southern's directors. By encouraging stock ownership, Southern seeks to motivate such individuals to promote its success. As of the date of this proxy statement/prospectus, Southern has granted options to purchase 70,000 shares of common stock under the plan, at an exercise price of $15.00 per share. These options represent all of the options available under the plan.

         The board of directors administers and interprets the plan. The board of directors has complete discretion to determine which directors are eligible to receive option grants, the number of shares subject to each such grant, the terms of each option, and the fair market value of the shares of common stock underlying options. The board of directors may suspend or terminate the plan at any time. The board of directors may amend or modify the plan at any time, provided that no such amendment or modification may adversely affect the rights and obligations of the participants with respect to their outstanding options or vested shares without their consent. In addition, no amendment of the plan may, without the approval of shareholders:

         o modify the class of individuals eligible for participation in the plan;

         o amend the provisions of the plan relating to the plan's administration;

         o increase the number of shares of common stock available for issuance under the plan, except in the event of certain changes to the capital structure of Southern Community Bancorp; or

         o        extend the term of options granted under the plan.

         The plan will terminate in 2009. However, such termination will not affect any options granted under the plan or vested shares.

         Each option granted under the option plan has a term of 10 years, subject to earlier termination following the director's termination for deliberate, willful or gross misconduct. The maximum number of shares for which options may be granted to any director pursuant to the plan is 10,000 shares. In no event will an option be granted to a director who, at the time such option is granted, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of Southern Community Bancorp. The minimum number of shares for which options may be exercised at any one time is 100 shares. The purchase price for shares of common stock is payable in cash immediately upon the exercise of the option. Each option granted under the plan is non-transferable by the director and exercisable during the director's lifetime only by such director. However, in the event that the director dies prior to exercising an option, such option may be exercised by the personal representative of the estate of such director for a period of one year after such representative's appointment. If options granted under the plan expire or are terminated for any reason without being exercised, the shares of common stock underlying such grant will again be available for purposes of the plan.

CERTAIN TRANSACTIONS

         From time to time, Southern makes loans to its executive officers and directors in accordance with its usual loan approval criteria. Southern made all such loans on terms, including interest rates and collateral, and are subject to conditions that are applicable to loans Southern makes to unaffiliated parties. As of March 1, 2001, the aggregate balance of all such loans was $7,192,000. In addition, Southern has approved an unsecured line of credit for each of its directors, including the directors of its existing bank, in the amount of $75,000. These lines of credit are subject to renewal on an annual basis. All extensions of credit to executive officers and directors are subject to approval by the full board of directors with the interested person abstaining from any participation in the discussion or decision with respect to his or her own loan.

         Southern has entered into a lease agreement with one of its directors, Patrick Armstrong, pursuant to which the bank leases the site of its Altamonte Springs branch office. The term of the lease is for a period of 20 years expiring in 2018 which may be extended by the bank for up to 10 additional years. The rent payments are $10,070 per month through the first five years of the lease, increasing at the rate of 4% per year thereafter.

         Southern Community Insurance Agency, Inc., a wholly owned subsidiary of Southern's existing bank, has entered into a relationship with Insurance Office of America, Inc., an insurance agency owned by one of its directors, John Ritenour. Insurance Office of America, Inc. will pay Southern Community Insurance Agency, Inc. a percentage of the commissions received from customers referred by Southern Community Insurance Agency, Inc.

         Southern's recently organized Bonita Springs bank borrowed $642,000 from an unaffiliated bank to fund its initial organizational costs. The loan was guaranteed by the organizers of the new bank, including Charles W. Brinkley, John G. Squire, Richard Garner, Dennis E. Gilkey, Clark D. Jensen and Joel Whittenhall, who currently serve as directors of Southern. In 2001, Southern repaid the loan in connection with the opening of the new bank.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SOUTHERN

         The following table sets forth, as of March 1, 2001, the number and percentage of shares of Southern's outstanding common stock which are beneficially owned, directly or indirectly, by:

                  o each shareholder who owns more than 5% of the outstanding shares;

                  o        each of Southern's directors;

                  o        each of Southern's executive officers; and

                  o all of Southern's directors and executive officers as a group.

         Southern determines beneficial ownership based on the rules of Securities and Exchange Commission. In general, beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of March 1, 2001. Unless otherwise indicated, the persons listed have sole voting and investment power over the shares beneficially owned.


                                             Position with                  Shares
                                           Southern Community            Beneficially
Name                                            Bancorp                     Owned            Percentage
----                                       ------------------            ------------        ----------
Charlie W. Brinkley, Jr. (1)......      Chairman and CEO                    82,228              4.6%

John G. Squires (2)...............      President, COO and                  79,887              4.5%
                                        Director

Patrick J. Armstrong (3)..........      Director                            58,485              3.3%

Sharyn E. Dickerson (4)...........      Executive Vice President and         4,150              0.2%
                                        CIO

Richard M. Dunn (3)...............      Director                            58,485              3.3%

Richard L. Garner.................      Vice President and Director         24,500              1.4%

Dennis E. Gilkey..................      Director                            12,122              0.7%

Jennings L. Hurt, III (3).........      Director                            75,152              4.2%

Clark D. Jensen...................      Director                            15,000              0.8%

Stephen R. Jeuck (5)..............      Secretary and CFO                    2,215              0.1%

Eugene M. Pascarella (3)..........      Director                            43,333              2.4%

Jon C. Peterson (3)...............      Director                            58,485              3.3%

John K. Ritenour (3)..............      Director                            63,940              3.6%

Stanley H. Sandefur (3)...........      Director                            75,151              4.2%

Joel E. Whittenhall...............      Vice President                      17,560              1.0%

All executive officers
      and directors as a group
      (15 persons) (6)............                                         670,693             35.9%


NOTES TO PRECEDING TABLE

         (1) Includes 1,000 shares that are subject to disposition restriction and 14,000 shares issuable upon exercise of outstanding stock options.
         (2) Includes 13,500 shares issuable upon exercise of outstanding stock options.
         (3) Includes 10,000 shares issuable upon exercise of outstanding stock options.
         (4) Includes 1,000 shares issuable upon exercise of outstanding stock options.
         (5) Includes 1,200 shares issuable upon exercise of outstanding stock options.
         (6) Includes 99,700 shares issuable upon exercise of outstanding stock options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SOUTHERN

         THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH SOUTHERN'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

SELECTED FINANCIAL DATA OF SOUTHERN

         THE FOLLOWING TABLE SETS FORTH SELECTED CONSOLIDATED FINANCIAL DATA OF FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000. THE SELECTED FINANCIAL DATA SHOULD BE READ IN CONJUNCTION WITH "MANAGEMENT'S DISCUSSION AND ANALYSIS OF SOUTHERN'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION" AND SOUTHERN'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS.

         The financial condition data as of December 31, 1999 and December 31, 2000, the operating data for the period from the years ended December 31, 1999 and 2000, and have been derived from Southern's audited consolidated financial statements included elsewhere in this proxy statement/prospectus, which have been audited by Hacker, Johnson & Smith, PA, independent auditors. The historical results do not necessarily indicated the results which you should expect in a future period.


                                                          SOUTHERN COMMUNITY BANCORP
FINANCIAL CONDITION DATA                             ---------------------------------------
(Dollars in thousands)                               December 31, 1999     December 31, 2000
------------------------                             -----------------     -----------------
Assets                                                     $ 83,864             $ 210,813
Securities available for sale                                11,998                18,746
Loans receivable, net                                        61,363               150,734
Deposits                                                     65,063               182,225
Stockholders' equity                                         11,838                26,351
Book value per share                                         $13.39                $15.32
Number of full service customer facilities
                                                                  5                     5


                                                                     SOUTHERN COMMUNITY BANCORP
                                                                  --------------------------------
                                                                  Year Ended            Year Ended
OPERATING DATA                                                    December 31,          December 31,
(Dollars in thousands except per share amounts)                       1999                 2000
-----------------------------------------------                    --------              --------
Interest income                                                     $ 3,399               $12,512

Interest expense                                                      1,186                 6,201

Net interest income before loan loss provision                        2,213                 6,311

Provision for loan losses                                               609                 1,174

Net interest income after loan loss provision                         1,604                 5,137

Other income                                                            116                   595

Other expense                                                         3,216                 5,033

Income tax (benefit) provision                                         (554)                  299

Net income (loss)                                                      (942)                  400

Net income (loss) per share, basic and diluted
                                                                    $ (1.10)                $1.40
Total shares outstanding at end of period
                                                                    884,425             1,720,098


                           SOUTHERN COMMUNITY BANCORP
                         NET INTEREST INCOME AND EXPENSE


                                                       Year Ended December 31, 1999
                                            -----------------------------------------------------
                                            Average              Interest &
                                            Balance               Dividends                 Yield
                                            -------               ---------                 -----
                                                           (Dollars in Thousands)
Loans ...............................       $26,915                $ 2,716                   10.09%
Securities ..........................         6,088                    398                    6.54%
Other interest-earning assets(1) ....         5,776                    285                    4.93%
                                            -------                -------
Total Interest Earnings Assets ......        38,779                  3,399                    8.77%
                                                                   -------
Non-interest-earning assets .........         5,950
                                            -------
Total assets ........................       $44,729
                                            =======

Savings and NOW deposits ............       $ 3,592                     34                    0.95%
Money Market Deposits ...............         9,124                    363                    3.98%
Time Deposits .......................        13,985                    772                    5.52%
                                            -------                -------
Total Interest-bearing Deposits .....        26,701                  1,169                    4.38%

Other Borrowings ....................           298                     17                    5.70%
                                            -------                -------

Total interest-bearing liabilities ..        26,999                  1,186                    4.39%
                                                                   -------

Non-interest-bearing deposits .......         4,766
Non-interest-bearing liabilities ....           797
Shareholders' Equity ................        12,167
                                            -------

Total liabilities and equity ........       $44,729
                                            =======
Net Interest Income and Spread(2) ...                              $ 2,213                    4.38%
                                                                   =======                    ====
Net Interest Margin(3) ..............                                                         5.71%
                                                                                              ====
Average interest-earning assets to
 average interest-bearing liabilities          1.44
                                            =======


---------------------------

(1)      Includes federal funds sold and Federal Home Loan Bank stock.
(2) Represents the difference between average interest-earning assets and average interest-bearing liabilities.
(3) Represents net interest income divided by average interest-earning assets.

                           SOUTHERN COMMUNITY BANCORP
                         NET INTEREST INCOME AND EXPENSE


                                                              Year Ended December 31, 2000
                                           ---------------------------------------------------------
                                            Average               Interest &
                                            Balance                Dividends                  Yield
                                           --------               ----------                  -----
                                                             (Dollars in Thousands)
Loans ...............................      $105,566                  10,702                   10.14%
Securities ..........................        16,066                   1,123                    6.99%
Other interest-earning assets(1) ....         8,014                     687                    8.57%
                                           --------                  ------

Total Interest Earnings Assets ......       129,646                  12,512                    9.65%
                                                                     ------

Non-interest-earning assets .........        12,398
                                           --------

Total assets ........................      $142,044
                                           ========
Savings and NOW deposits ............        18,089                     702                    3.88%
Money Market Deposits ...............        17,774                     828                    4.66%
Time Deposits .......................        73,749                   4,618                    6.26%
                                           --------                  ------
Total Interest-bearing Deposits .....       109,612                   6,148                    5.61%

Other Borrowings ....................           849                      53                    6.24%
                                           --------                  ------

Total interest-bearing liabilities ..       110,461                   6,201                    5.61%
                                                                     ------

Non-interest-bearing deposits .......        17,513
Non-interest-bearing liabilities ....           660
Shareholders' Equity ................        13,410
                                           --------
Total liabilities and equity ........      $142,044
                                           ========
Net Interest Income and Spread(2) ...                                $ 6,311                   4.04%
                                                                     =======                   ====
Net Interest Margin(3) ..............                                                          4.87%
                                                                                               ====
Average interest-earning assets to
 average interest-bearing liabilities          1.17
                                           ========

---------------------------

(1)      Includes federal funds sold and Federal Home Loan Bank stock.

(2) Represents the difference between average interest-earning assets and average interest-bearing liabilities.
(3) Represents net interest income divided by average interest-earning assets.

SOUTHERN'S RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 2000

          Southern had a consolidated net loss of $942,000 for the year ended December 31, 1999 compared to net earnings of $400,000 for the year ended December 31, 2000. Southern's results for the year ended December 31, 1999 reflected the start-up nature of Southern's operations at that time. Southern's results of operations for the year ended December 31, 2000 include $419,000 (net of tax benefits of $240,000) in expenses related to the organization of Southern's new bank. In the absence of these expenses, Southern's net income would have been $819,000. This reflects Southern's success in establishing Southern's business in the Orlando market. Results for the year ended December 31, 2000 were aided by a substantial increase in the level of interest income due to the growth of Southern's loan portfolio. Southern's net loans grew from $61.4 million for the year ended December 31, 1999 to $150.7 million at December 31, 2000. Results for the year ended December 31, 2000 were also positively impacted by a substantial increase in non-interest income (consisting primarily of services charges on deposit accounts and other services charges and fees).

          INTEREST INCOME AND EXPENSE. Interest income for the year ended December 31, 1999 was $3.4 million compared to $12.5 million for the year ended December 31, 2000. Interest expense was $1.2 million for the year ended December 31, 1999, compared to $6.2 million for the year ended December 31, 2000. The increase in these amounts was directly attributable to the increase in loans, investment securities, and deposit accounts.

         NET INTEREST INCOME. Southern's operating results depend primarily on Southern's net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Southern's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, Southern's net earnings are also affected by the level of non-performing loans and foreclosed real estate, as well as the level of its non-interest income, and its non-interest expenses, such as salaries and employee benefits and occupancy expense and income taxes.

         PROVISION FOR LOAN LOSSES. The provision for loan losses totaled $609,000 in for the year ended December 31, 1999 and $1,174,000 in 2000. See "- Allowance and Provision for Loan Losses."

          NON-INTEREST INCOME. Non-interest income totaled $116,000 for the year ended December 31, 1999 compared to $595,000 for the year ended December 31, 2000. Non-interest income consists of service charges on deposit accounts and other service charges and fees.

          NON-INTEREST EXPENSES. Non-interest expenses for the year ended December 31, 1999 totaled $3.2 million, and $5.0 million for the year ended December 31, 2000, and was comprised of the following:

          Salaries and employee benefits totaled $1.5 million or 46% of total non-interest expenses for the year ended December 31, 1999 and $2.0 million or 40% in 2000. These increases were the result of new employees, salary increases and higher benefit costs.

          Occupancy and equipment expense for the year ended December 31, 1999 totaled $804,000 or 25% of total non-interest expenses and $980,000 or 19% in 2000. The increase was due to the opening of one additional banking office during the year ended December 31, 2000 as well as the impact of three banking offices which were open during the year ended December 31, 2000.

          Preopening expenses of $659,000 in 2000 consist of organizational and preopening expenses associated with Southern Community Bank of Southwest Florida.

          Other non-interest expenses for the year ended December 31,1999 totaled $947,000 or 29% of total non-interest expenses and $1,359,000 or 27% in 2000. Other non-interest expenses include data processing, printing and office supplies, marketing and advertising, professional fees and other expenses.

          INCOME TAX PROVISION (BENEFIT). The income tax benefit totaled $554,000 in for the year ended December 31,1999 as a result of Southern's net operating loss, and a provision of $299,000 in 2000.

CAPITAL EXPENDITURES

          Southern's capital expenditures are reviewed by its Board of Directors. Southern makes capital expenditures in order to improve Southern's ability to provide quality services to its customers. Capital expenditures equaled $2.7 million in 1999, and $5.7 million for the year ended December 31, 2000. These expenditures were principally related to leasehold improvements and furniture and equipment purchased for new banking facilities opened during 1999 and 2000, and the purchase in 2000 of three parcels of land for office sites the Bonita Springs/Naples area, including the main office location of Southern Community Bank of Southwest Florida in Bonita Springs, Florida.

ASSET QUALITY AND CREDIT RISK

          SECURITIES. Southern maintains a high quality investment portfolio, including U.S. government agencies and mortgage-backed securities. Southern believes that these securities have very little risk of default. At December 31, 1999, and December 31, 2000, all of the securities held in the investment portfolio were rated "A" or better. All of these securities were classified "available for sale." A rating of "A" or better means that the bonds are of "upper medium grade, with strong ability to repay, possibly with some susceptibility to adverse economic conditions or changing circumstances." Ratings are assigned by independent rating agencies and are subject to the accuracy of reported information concerning the issuers and the subjective judgment and analysis of the rating agencies. They are not a guarantee of collectability. Approximately 21.4% of these securities matured in five years or less, at December 31, 1999 and 14.2% at December 31, 2000. As such, Southern is subject to a significant risk of fluctuations in market value due to changes in the general level of interest rates.

          The following table sets forth information regarding the composition of the investment portfolio at December 31, 1999 and 2000 (amounts in thousands):

                                                      1999               2000
                                                      ----               ----
               Securities of U.S. Government
                  agencies and corporations         $10,058            16,768

               Mortgage-backed securities             1,940             1,978
                                                    -------            ------

               Total Securities                     $11,998            18,746
                                                    =======            ======

          LOANS. Southern maintains a high quality portfolio of real estate, commercial and consumer loans. All loans over individual lending limits are reviewed and approved by Southern's loan committee, which ensures that loans comply with applicable credit standards. In most cases, Southern requires collateral from borrowers. The type and amount of collateral varies, but may include residential or commercial real estate, deposits held by financial institutions, U.S. Treasury securities, other marketable securities and personal property. Southern's monitors collateral values to ensure that they are maintained at proper levels.

          As of December 31, 1999, approximately 63.5% of all Southern's loans were real estate loans secured by real estate in central Florida. This percentage increased to 74.6% at December 31, 2000. This level of concentration could present a potential credit risk because the ultimate collectability of these loans is susceptible to adverse changes in real estate market conditions in this market. Southern has sought to address this risk by limiting most loans to a maximum of 75% of the appraised value of the underlying real estate and maximum amortization schedules of 20 years with balloons not exceeding 5 years.

          The following table divides Southern's loan portfolio into four categories. Most of the loans are short-term and may be renewed or rolled over at maturity. At that time, Southern undertakes a complete review of the borrower's credit worthiness and the value of any collateral. If these items are satisfactory, Southern will generally renew the loan at prevailing interest rates. In addition to outstanding loans, Southern enters into legally binding commitments to extend credit, letters of credit and unused line of credit. These commitments equaled $30.4 million at December 31, 1999, and $29.3 million at December 31, 2000.

                                 TYPES OF LOANS




                                        December 31, 1999                    December 31, 2000
                                 ----------------------------------    ---------------------------------
                                                      Percentage of                        Percentage of
                                   Amount              Total Loans      Amount              Total Loans
                                 ---------             ------------    ---------           -------------
                                                         (Dollars in thousands)
Commercial ..............        $  19,122                 30.8%       $  29,287                 19.1%

Commercial real estate ..           26,451                 42.7%          82,958                 54.0%

Residential real estate..           12,915                 20.8%          31,575                 20.6%

Consumer and other ......            3,536                  5.7%           9,724                  6.3%
                                 ---------                -----         --------                -----
Total loans..............        $  62,024                100.0%         153,544                100.0%
                                 =========                =====         ========                =====
Less:

   Allowance for loan
     losses...............            (621)                               (1,795)

   Net deferred loan
     fees.................             (40)                               (1,015)
                                 ---------                             ---------
   Loans receivable, net..       $  61,363                             $ 150,734
                                 =========                             =========

      The following table sets forth information regarding the maturities of Southern's loans. For purposes of the table, demand loans are shown as being payable in one year or less. The entire amount of a balloon loan is treated as maturing in the year that the balloon payment is due.

         MATURITIES OF LOANS BASED ON CONTRACTUAL PRINCIPAL REPAYMENTS


                                                          At December 31, 1999
                                       --------------------------------------------------------------
                                       One Year       Over One to         Over Five
Total Loans:                           or Less         Five Years           Years              Total
------------                           -------        -----------         ---------           -------
                                                               (in thousands)

Commercial.....................         $9,619            $5,806            $3,697            $19,122
Commercial real estate.........          5,644             6,087            14,720             26,451
Residential real estate........          9,362             2,341             1,212             12,915
Consumer and other.............          1,484             1,965                87              3,536
                                       -------           -------           -------            -------
Total..........................        $26,109           $16,199           $19,716            $62,024
                                       =======           =======           =======            =======


         Of the $35.9 million in loans due after one year, 59.3% have fixed interest rates and 40.7% have adjustable rates.


                                                           At December 31, 2000
                                      ---------------------------------------------------------------
                                       One Year        Over One to        Over Five
Total Loans:                           or Less         Five Years           Years              Total
-----------                           --------         ----------         ---------           -------
                                                               (in thousands)
Commercial.....................       $ 12,646             8,080             8,561             29,287
Commercial real estate.........         35,820            22,889            24,249             82,958
Residential real estate........         13,634             8,712             9,229             31,575
Consumer and other.............          4,198             2,683             2,843              9,724
                                        ------            ------            ------            -------
Total..........................         66,298            42,364            44,882            153,544
                                        ======            ======            ======            =======


         Of the $87.2 million in loans due after one year, 58.3% have fixed interest rates and 41.7% have adjustable rates.

         COMMERCIAL LOANS. Southern makes commercial loans primarily to businesses located in central Florida. The credit risk associated with business lending is influenced by general economic conditions, deterioration in a borrower's capital position resulting in increasing debt to equity ratios, deterioration in a borrower's cash position resulting in a liquidity problem, and decreasing revenues due to inefficient operations of the borrower. These loans are generally secured by corporate assets, marketable securities or other liquid financial instruments. These loans totaled $19.1 million or 30.8% of total loans at December 31, 1999 and $29.3 million or 19.1% of total loans at December 31, 2000.

         REAL ESTATE LOANS. Southern makes real estate loans from time to time for real estate projects located in central Florida. Southern generally requires security in the form of a mortgage on the underlying real property and the improvements constructed thereon and personal guarantees. Southern attempts to limit its credit exposure to 75% of the appraised value of the underlying real property. These real estate loans totaled $39.4 million or 63.5% of total loans at December 31, 1999, and $114.5 million or 74.6% of total loans at December 31, 2000. Risks associated with real estate loans include variations from vacancy projections, delays in construction, environmental factors, reliability of subcontractors and timing and reliability of inspections, and costs overruns.

         Southern makes real estate loans secured by commercial real estate, including loans to acquire or refinance office buildings, warehouses and apartments. These loans totaled $26.5 million or 42.7% of total loans at December 31, 1999 and $82.9 million or 54.0% of total loans at December 31, 2000. Most of these loans have a maturity of five years or less. Almost all of these loans are secured by real property located in central Florida. These loans generally require a loan-to-collateral value of not more than 75%.

         Residential real estate loans totaled $12.9 million or 20.8% of total loans at December 31, 1999 and $31.6 million, or 20.6% of total loans at December 31, 2000. Residential real estate loans are predominately adjustable rate home mortgages which generally require a loan-to-collateral value of not more than 90% and equity credit lines which generally limit the loan-to-collateral value to not more than 90%. Most loans have a maximum term of five years. Almost all of the residential real estate loans are secured by homes in central Florida.

         CONSUMER LOANS AND OTHER. Southern offers consumer loans and personal and secured loans. The security for these loans ordinarily consists of automobiles, consumer goods, marketable securities, certificates of deposit and similar items. These loans totaled $3.5 million or 5.7% of total loans at December 31, 1999 and $9.7 million or 6.3% of total loans at December 31, 2000. Risks associated with installment loans include loss of employment of borrowers, declines in the financial condition of borrowers resulting in delinquencies, and rapid depreciation of loan collateral.

NON-PERFORMING ASSETS AND PAST DUE LOANS

         Non-performing assets consist of non-accrual loans and residential and commercial properties acquired in partial or total satisfaction of problem loans which are known as "other real estate owned" or "OREO." Past due loans are loans that are delinquent 30 days or more which are still accruing interest.

      Maintaining a low level of non-performing assets is important to the on-going success of any financial institution. Southern's credit review and approval process is critical to its ability to minimize non-performing assets on a long-term basis. In addition to the negative impact on interest income, non-performing assets also increase operating costs due to the expense of collection efforts. It is Southern's policy to place all loans which are past due 90 days or more on non-accrual status, subject to exceptions made on a case by case basis. As of December 31, 1999, Southern had no such loans. On
December 31, 2000, there were $2.0 million in loans which were nonperforming, and $81,000 in accruing loans which were past due more than 90 days.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

         Southern evaluates the adequacy of its allowance for loan losses as part of Southern's on-going credit review and approval process. The review process is intended to identify, as early as possible, customers who may be facing financial difficulties. Once identified, the extent of the client's financial difficulty is carefully monitored by Southern's credit administrator, who recommends to the directors' loan committee the portion of any credit that needs a specific reserve allocation or should be charged off. Other factors considered by the loan committee in evaluating the adequacy of the allowance include overall loan volume, historical net loan loss experience, the level and composition of nonaccrual and past due loans, local economic conditions, and value of any collateral. From time to time, specific amounts of the reserve are designated for certain loans in connection with the loan review officer's analysis of the adequacy of the allowance for loan losses.

         While a portion of this allowance is typically intended to cover specific loan losses, it is considered a general reserve which is available for all credit-related purposes. The allowance is not a precise amount, but is derived based upon the above factors and represents management's best estimate of the amount necessary to adequately cover probable losses from current credit exposures. The provision for loan losses is a charge against current earnings and is determined by management as the amount needed to maintain an adequate allowance.

         Southern believes that the overall credit quality of its loan portfolio is strong, as evidenced by the fact that it has had non-performing loans of $2.0 million and no charge-offs through December 31, 2000. The low level of non-performing loans and charge-offs may be due, in large part, to Southern's relatively short operating history. Southern expects that it will have additional non-performing loans and charge-offs in the future as its loan portfolio matures. However, Southern believes that its allowance for loan losses will be sufficient to absorb these loan losses. To date, Southern has sought to maintain its allowance for loan losses in excess of 1% of total loans. At December 31, 1999, its allowance was $621,000 or 1.0% of total loans, compared to $1,795,000 or 1.17% of total loans at December 31, 2000.

         The following table further summarizes the allocation of the allowance for loan losses by type of loan at December 31, 1999 and December 31, 2000.

                    Allocation of Allowance for Loan Losses


                                             December 31, 1999                              December 31, 2000
                                         -------------------------                      -------------------------
                                                    Percentage of                                   Percentage of
                                         Amount      Total Loans                        Amount       Total Loans
                                         ------     -------------                       ------      -------------
                                                                 (Dollars in thousands)
Commercial                                $191          30.8%                          $ 293            16.3%

Commercial real estate                     265          42.7                             824            45.9

Residential real estate                     64          10.3                             174             9.7

Consumer loans and
other                                       71          11.4                              99             5.5

Unallocated general
reserves                                    30           4.8                             405            22.6
                                         -----         -----                         -------           -----
Total allowance for
loan losses                              $ 621         100.0%                        $ 1,795           100.0%
                                         =====         =====                         =======           =====


         The following table displays loan originations by type of loan and principal reductions during the year ended December 31, 1999 and December 31, 2000.

                   LOAN ORIGINATIONS AND PRINCIPAL REDUCTIONS


                                                          For the Year Ended            For the Year Ended
                                                          December 31, 1999              December 31, 2000
                                                          -----------------             ------------------
                                                                          (in thousands)
         Originations:
                  Commercial loans                           $ 27,708                        $ 35,701
                  Commercial real estate loans                 38,413                         100,490
                  Residential real estate loans                18,712                          39,128
                  Consumer loans and other                      5,128                          11,854
                                                             --------                        --------

                           Total loans originated              89,961                         187,173

                  Principal reductions                        (29,151)                        (95,653)
                                                             --------                        --------
                           Increase in gross loans           $ 60,810                        $ 91,520
                                                             ========                        ========


SOUTHERN'S FINANCIAL CONDITION

         Southern's goal is to maintain a high quality and liquid balance sheet. Southern seeks to achieve this objective through a high quality portfolio of investment securities with short to medium term maturities, and a high quality portfolio of real estate, commercial and consumer loans. To date, Southern has not experienced any loan losses primarily due to its short operating history. Southern expects that its level of loan losses will increase in the future as Southern's loan portfolio matures. However, Southern believes that its allowance for loan losses will be sufficient to absorb these loan losses.

         SECURITIES. In 1999, securities averaged $6.1 million or 15.7% of total earning assets, on $16.1 million, or 12.4% in 2000. Southern's strategy for its investment account is to maintain a very high quality portfolio with generally short-to medium-term maturities. Securities where $12.0 million at December 31, 1999, and $18.7 million at December 31, 2000. The growth in securities reflects overall increase in the size of Southern's Orlando bank. The following tables sets forth information regarding the investment portfolio at December 31, 1999.

         REMAINING MATURITY AND AVERAGE YIELD OF INVESTMENT SECURITIES
                                DECEMBER 31, 1999


                                         One to Five                  Five to Ten
                                            Years                         Years                        Total
                                   -----------------------      ------------------------       -------------------------
                                   Carrying                     Carrying                        Carrying
                                     Value           Yield        Value            Yield          Value           Yield
                                   ---------         -----      ---------          -----       ----------         ------
                                                                (Dollars in thousands)
Securities of U.S. government
  agencies and corporations.....   $   2,565          5.52%      $   7,493          7.04%      $   10,058          6.71%
Mortgage-backed securities......          --            --           1,940          6.56%           1,940          6.56%
                                   ---------                     ---------                     ----------
      Total ....................   $   2,565          5.52%      $   9,433          6.95%      $   11,998          6.70%
                                   =========                     =========                     ==========


         REMAINING MATURITY AND AVERAGE YIELD OF INVESTMENT SECURITIES
                               DECEMBER 31, 2000



                                         One to Five                  Five to Ten
                                            Years                         Years                        Total
                                   -----------------------      ------------------------       -------------------------
                                   Carrying                     Carrying                        Carrying
                                     Value           Yield        Value            Yield          Value           Yield
                                   ---------         -----      ---------          -----       ----------         ------
                                                                (Dollars in thousands)
Securities of U.S. government
  agencies and corporations......  $ 2,671            5.65      $ 14,097             7.02       $ 16,768           6.80
Mortgage-backed securities.......       --              --         1,978             6.58          1,978           6.58
                                   -------                      --------                        --------
      Total                        $ 2,671                      $ 16,075                        $ 18,746           6.78
                                   =======                      ========                        ========


         LOANS. Loans averaged $26.9 million in 1999 and $105.6 in 2000. Loans grew from $1.2 million at December 31, 1998 to $61.4 million at December 31, 1999, and to $150.7 million at December 31, 2000. This growth reflects the success of Southern's marketing efforts in the Orlando area. See " -Asset Quality and Credit Risk - Loans."

         INTEREST-BEARING LIABILITIES. Interest-bearing liabilities primarily consist of deposits and federal funds purchased. Total interest-bearing liabilities increased from $3.3 million at December 31, 1998 to $71.1 million at December 31, 1999 and to $182.2 million at December 31, 2000. The growth in Southern's deposit portfolio was attributable to a campaign of seeking additional deposits by offering relatively attractive rates on Southern's deposit products. Total interest-bearing liabilities averaged $27.0 million in 1999 and $110.5 million in 2000.

         The following table sets forth information regarding Southern's average deposits for 1999.

                                AVERAGE DEPOSITS


                                                                      1999
                                                          ------------------------------
                                                          Amount           Average Rate
                                                          -------          -------------
                                                               (in thousands)
          Demand deposits - non-interest bearing          $ 4,766               --
          Savings and NOW accounts .............            3,592             0.95%
          Money market accounts ................            9,124             3.98%
          Time deposits ........................           13,985             5.52%
                                                          -------
          Total deposits .......................          $31,467             3.72%
                                                          =======


The following table sets forth information regarding Southern's average deposits for 2000.

                                AVERAGE DEPOSITS


                                                                      2000
                                                          ------------------------------
                                                           Amount          Average Rate
                                                          --------         -------------
                                                                (in thousands)
          Demand deposits - non-interest bearing          $ 17,513               --%
          Savings and NOW accounts .............            18,089             3.88%
          Money market accounts ................            17,774             4.66%
          Time deposits ........................            73,749             6.26%
                                                          --------
          Total deposits .......................          $127,125             4.84%
                                                          ========


         The following table summarizes the maturity of time deposits over $100,000 at December 31, 1999 and 2000.

               SUMMARY OF TIME DEPOSITS OVER $100,000 BY MATURITY
                                 (in thousands)

                                                               December 31,
                                                       -------------------------
                                                         1999             2000
                                                       -------           ------

          Three months or less...............          $ 9,047            8,843
          Three to Six months................            1,956            9,958
          Six to Twelve months...............            2,106           18,241
          Over Twelve months.................            6,219            2,082
                                                       -------           ------
                    Total....................          $19,328           39,124
                                                       =======           ======

         The following table sets forth the net deposit flows during the year ended December 31, 1999 and 2000:

                                NET DEPOSIT FLOWS
                                 (in thousands)

                                                              December 31,
                                                         ---------------------
                                                            1999         2000
                                                         --------      -------

        Net increase before interest credited ........   $ 60,985      111,138
        Net credited .................................        804        6,024
                                                         --------      -------
        Net deposit increase..........................   $ 61,789      117,162
                                                         ========      =======

LIQUIDITY AND RATE SENSITIVITY

         The principal functions of asset and liability management are to provide for adequate liquidity, to manage interest rate exposure by maintaining a prudent relationship between rate sensitive assets and liabilities and to manage the size and composition of the balance sheet so as to maximize net interest income.

         Liquidity is the ability to provide funds at minimal cost to meet fluctuating deposit withdrawals or loan demand. These demands are met by maturing assets and the capacity to raise funds from internal and external sources. Southern primarily utilizes cash and federal funds sold to meet its liquidity needs. Although not utilized in managing daily liquidity needs, the sale of investment securities provides a secondary source of liquidity.

         Fluctuating interest rates, increased competition and changes in the regulatory environment continue to significantly affect the importance of interest-rate sensitivity management. Rate sensitivity arises when interest rates on assets change in a different period of time or a different proportion than that of interest rates on liabilities. The primary objective of interest-rate sensitivity management is to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a reasonable net interest margin even in periods of volatile interest rates.

         Regular monitoring of assets and liabilities that are rate sensitive within 90 days, one year and three years is an integral part of Southern's rate-sensitivity management process. It is Southern's policy to maintain a reasonable balance of rate-sensitive assets and liabilities on a cumulative one-year basis, thus minimizing net interest income exposure to changes in interest rates. A ratio of 1.0 represents perfect matching of interest-earning assets and interest-bearing liabilities. Southern's sensitivity position at December 31, 1999 and 2000 was such that net interest income would decrease modestly if there were an increase in short-term interest rates.

         Southern monitors the interest rate risk sensitivity with traditional gap measurements. The gap table has certain limitations in its ability to accurately portray interest sensitivity; however, it does provide a static reading of Southern's interest rate risk exposure.

         The following tables show the repricing structure of Southern's balance sheet at December 31, 2000 and 1999 with each maturity interval referring to the earliest repricing opportunity for each asset and liability. The earliest repricing opportunity is the earlier of scheduled contractual maturities or the next reset date. As of that date, Southern was liability sensitive. Liability sensitive means interest sensitive liabilities subject to repricing exceeded interest sensitive assets subject to repricing on a 365-day basis to the extent of $16.5 million and $39.4 million at December 31, 1999 and 2000, respectively. This negative gap at December 31, 1999 and 2000 was 19.67% and 18.7%, respectively of total assets. Southern targets gap position is in the range of negative 20 percent to positive 20 percent. Southern measures its gap position as a percentage of its total assets.

                     INTEREST RATE SENSITIVITY & GAP REPORT
                                DECEMBER 31, 1999
                             (Dollars in Thousands)


                                                                                    Over 3 Yrs.
                                      3 Mos.         3 Mos.         Over 1 Yr.         to.
                                     or Less         to Yr.         to 3 Yrs.         5 Yrs.      Over 5 Yrs.       Total
                                    --------        --------        ---------       -----------   -----------      --------
Assets:
Loans(1) ........................   $ 28,578        $  8,414        $  6,372        $  9,497        $  9,163       $ 62,024
Securities ......................         --              --              --           2,565           9,433         11,998
Other Interest-earning
assets(2) .......................        212              --              --              --              --            212
                                    --------        --------        --------        --------        --------       --------
Total Interest-bearing assets....   $ 28,790        $  8,414        $  6,372        $ 12,062        $ 18,596       $ 74,234
                                    ========        ========        ========        ========        ========       ========

Interest-bearing Liabilities:
Savings and NOW deposits(3) .....   $  5,757              --              --              --              --       $  5,757
Money-market deposits(3) ........     14,052              --              --              --              --         14,052
Time deposits(3) ................     19,582        $  8,308        $  6,569        $     26              --         34,485
Other Borrowings ................      6,000              --              --              --              --          6,000
                                    --------        --------        --------        --------        --------       --------
Total Interest-bearing
Liabilities .....................   $ 45,391        $  8,308        $  6,569        $     26              --       $ 60,294
                                    ========        ========        ========        ========        ========       ========
GAP .............................   $(16,601)       $    106        $   (197)       $ 12,036        $ 18,596       $ 13,940
                                    ========        ========        ========        ========        ========       ========
Cumulative GAP ..................   $(16,601)       $(16,495)       $(16,692)       $ (4,656)       $ 13,940
                                    ========        ========        ========        ========        ========
Ratio of interest-earning
assets to interest-bearing
liabilities .....................        .63            1.01             .97          463.92             N/A           1.23
                                    ========        ========        ========        ========        ========       ========
Cumulative ratio of
interest-earning assets to
interest-bearing liabilities.....        .63             .69             .72             .92            1.23
                                    ========        ========        ========        ========        ========

Cumulative GAP to Total Assets...     (19.80)%        (19.67)%        (19.90)%         (5.55)%        16.62%
                                    ========        ========        ========        ========        =======



NOTES TO PRECEDING TABLE

(1) In preparing the above table, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2)      Includes Federal Home Loan Bank Stock, which reprices quarterly.

(3) Savings, NOW and money-market deposits are regarded as readily accessible withdrawable accounts. Time deposits are scheduled according to their respective maturity dates.

                     INTEREST RATE SENSITIVITY & GAP REPORT
                                DECEMBER 31, 2000
                             (Dollars in Thousands)


                                                                                    Over 3 Yrs.
                                      3 Mos.         3 Mos.         Over 1 Yr.         to.
                                     or Less         to Yr.         to 3 Yrs.         5 Yrs.      Over 5 Yrs.       Total
                                    --------        --------        ---------       -----------   -----------      --------
Assets:
Loans(1) .....................        95,843           3,980          15,892          16,073          21,756        153,544
Securities ...................            --              --           1,188           1,483          16,075         18,746
Other Interest-earning
assets(2) ....................        12,963              --              --              --              --         12,963
                                    --------        --------        --------        --------        --------       --------
Total Interest-bearing assets       $108,806           3,980          17,080          17,556          37,831        185,253
                                    ========        ========        ========        ========        ========       ========
Interest-bearing Liabilities:
Savings and NOW deposits(3) ..        39,610              --              --              --              --         39,610
Money-market deposits(3) .....        17,118              --              --              --              --         17,118
Time deposits(3) .............        50,856          44,606           6,801             842              --        103,105
                                    --------        --------        --------        --------        --------       --------
Total Interest-bearing
Liabilities ..................       107,584          44,606           6,801             842              --        159,833
                                    ========        ========        ========        ========        ========       ========
GAP ..........................         1,222         (40,626)         10,279          16,714          37,831         25,420
                                    ========        ========        ========        ========        ========       ========
Cumulative GAP ...............         1,222         (39,404)        (29,125)        (12,411)         25,420
                                    ========        ========        ========        ========        ========
Ratio of interest-earning
assets to interest-bearing
liabilities ..................          1.01             .09            2.51            20.9             N/A           1.16
Cumulative ratio of
interest-earning assets to
interest-bearing
liabilities ..................          1.01             .74             .82             .92            1.16
                                    ========        ========        ========        ========        ========
Cumulative GAP to Total Assets           .01%          (18.7)%         (13.8)%          (5.9)%          12.1%
                                    ========        ========        ========        ========        ========


NOTES TO PRECEDING TABLE

(1) In preparing the above table, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2)    Includes Federal Home Loan Bank Stock, which reprices quarterly.

(3) Savings, NOW and money-market deposits are regarded as readily accessible withdrawable accounts. Time deposits are scheduled according to their respective maturity dates.

CAPITAL

         One of Southern's primary objectives is to maintain a strong capital position to merit the confidence of customers, bank regulators and shareholders. A strong capital position helps Southern withstand unforeseen adverse developments and take advantage of attractive lending and investment opportunities when they raise.

         During 2000, Southern commenced a public offering in order to increase the capital at its existing bank and to capitalize its new bank. As of December 31, 2000, Southern had received $13.5 million in net proceeds from this offering.

         Under the Federal Deposit Insurance Corporation's rules pertaining to risk-based capital, Southern's Orlando bank had a ratio of tier one capital to risk-weighted assets of 16.6% at December 31, 1999 and 8.6% at December 31, 2000, and a ratio of total capital to risk-weighted assets of 17.5% at December 31, 1999 and 9.5% at December 31, 2000. These risk-based capital ratios are in excess of the minimum requirements of 4% for tier one and 8% for total risk-based capital ratios established by the federal regulations. Southern has committed to the Federal Reserve that it will maintain, on a consolidated basis, a ratio of total capital to risk-based assets of at least 10% until January 2004.

         Southern's leverage ratio (tier one capital to total average adjusted quarterly assets) of 15.5% at December 31, 1999, and 8.5% at December 31, 2000, both well in excess of the minimum 4% requirement.

         The following table sets forth Southern's required and actual capital amounts and percentages at December 31,1999 and 2000 (dollars in thousands):


                                                     December 31, 1999
                                     -------------------------------------------------
                                              Actual                   Required
                                     ----------------------      ---------------------
                                     Amount             %        Amount            %
                                     -------          -----      -------          ----
Tier 1 Capital
    (to Risk-Weighted Assets)        $11,551          16.6%      $ 2,776          4.0%

Total Capital
    (to Risk-Weighted Assets)        $12,172          17.5%      $ 5,551          8.0%

Tier 1 Capital
    (to Total Assets)                $11,551          15.5%      $ 2,972          4.0%



                                                     December 31, 2000
                                     -------------------------------------------------
                                              Actual                   Required
                                     ----------------------      ---------------------
                                     Amount             %        Amount            %
                                     -------          -----      -------          ----
Tier 1 Capital
  (to Risk-Weighted Assets)          $16,005          8.6%      $ 7,444          4.0%

Total Capital
  (to Risk-Weighted Assets)          $17,800          9.5%      $14,989          8.0%

Tier 1 Capital
  (to Total Assets)                  $16,005          8.5%      $ 7,532          4.0%



IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of Southern's assets and liabilities of are monetary in nature. As a result, interest rates have a more significant impact on Southern's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market risk is the risk of loss from adverse changes in market prices and rates. Southern's market risk arises primarily from interest rate risk inherent in Southern's lending and deposit taking activities. Southern has little or no risk related to trading account, commodities or foreign exchange.

         Southern actively monitors and manages its interest rate risk exposure. The primary objective in managing interest-rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on its net interest income and capital, while adjusting its asset-liability structure to obtain the maximum yield-cost spread on that structure. Management relies primarily on its asset-liability structure to control interest rate risk. However, a sudden and substantial increase in interest rates could adversely impact Southern's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. There have been no significant changes in Southern's market risk exposure since December 31, 2000.

FUTURE ACCOUNTING REQUIREMENTS

         Financial Accounting Standards 133 - ACCOUNTING FOR DERIVATIVE INVESTMENTS AND HEDGING ACTIVITIES - requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. Southern will be required to adopt this Statement effective January 1, 2001. Southern does not anticipate that this Statement will have a material impact on Southern.

                        INFORMATION CONCERNING PENINSULA

BUSINESS OF PENINSULA

         Peninsula is a bank holding company organized in April 1999. Peninsula acquired Peninsula Bank in January 2000, and its principal activity to date has been to provide advisory services to and to coordinate the general policies of Peninsula Bank. The principal executive office of Peninsula is located at 1030 International Speedway Boulevard, Daytona Beach, Florida 32114, and its telephone number is (904) 252-2265.

         Peninsula's only subsidiary is Peninsula Bank, which accounts for all of Peninsula's consolidated assets. Peninsula Bank is a Florida state bank organized in 1998. It seeks to emphasize the needs of individuals and small to medium sized businesses.

         The bank's principal office is located in Daytona Beach, Florida and it maintains branches in Ormond Beach, Florida and Port Orange, Florida. Peninsula Bank plans to open another branch office in Orange City in Volusia County within the next 12 months. At December 31, 2000, Peninsula Bank had total assets of $50.4 million.

         Peninsula Bank's primary service area is located in Daytona Beach in the northeast section of Volusia County. The area contains both residential and commercial developments, including both single family home developments as well as multiple family home developments. The area has a number of small retail centers and small office buildings, two major medical centers and other small businesses and professional organizations, including manufacturing firms, retail shops, accountants, attorneys, medical service providers, real estate firms and insurance agencies. Peninsula Bank's main office is centrally located within this area.

SERVICES OFFERED

         Peninsula Bank offers a range of commercial and consumer banking services to the entire community of businesses, professionals and individuals, with emphasis on serving the needs of local small and medium-sized businesses.

         Peninsula Bank is primarily engaged in the business of attracting deposits from the public, and of making commercial, real estate and consumer loans. These include loans secured by liens on single family homes and other residential and commercial real estate, home equity loans, home improvement loans, deposit account secured loans, automobile loans, and unsecured personal loans. Peninsula Bank participates in loans generally originating from businesses and individuals within Volusia County, Florida. Peninsula Bank believes that the past population growth in Volusia County and the potential for future growth in this area will facilitate the gathering of deposits by Peninsula Bank. Peninsula Bank's management also believes that the economic activity will continue to provide a significant level of loan demand.

         Peninsula Bank's primary source of funds is deposits and principal and interest payments on loans. Principal sources of income are interest and fees on loans, interest and dividends on investments, and income from service charges. Principal expenses are interest paid on deposits and general operating expenses.

         Peninsula Bank offers traditional demand deposit accounts for individuals, associations, partnerships, governments, and corporations. Also offered are NOW, savings, and money market accounts, credit cards, debit cards, certificates of deposit and Individual Retirement Accounts. Peninsula Bank also offers other services, including interest-bearing checking accounts, commercial checking accounts, credit cards and debit cards.

         Peninsula Bank provides 24-hour access to customer information through its telephone automated voice response system and personal computer banking services, and Peninsula Bank maintains 24-hour automated teller machines. Peninsula Bank also provides direct deposit, online transfer and wire transfer services. Customers may also obtain travelers checks, money orders, U.S. savings bonds and cashier's and treasurer's checks at all locations.

         Peninsula Bank's investment portfolio consists primarily of U.S. government-backed obligations and other investments. Peninsula Bank invests primarily in short-term to intermediate-term securities to provide greater flexibility for growing loan demand.

COMPETITION AND OTHER MARKET FACTORS

         Peninsula Bank competes with other commercial banks, savings banks, thrift institutions, credit unions, finance companies, mutual funds, insurance companies, mortgage companies, and brokerage and investment banking firms located in Florida and elsewhere. Peninsula Bank's primary service area is served by all of the various financial service companies listed above.

         Most of the banks and other institutions with which Peninsula Bank competes for business have greater financial and other resources than Peninsula Bank, which provides them with a competitive advantage. Additionally, most of Peninsula Bank's competitors have established reputations that have been developed over a longer period of time than Peninsula Bank has been in operation, and they have built and maintained loyal customer bases.

EMPLOYEES

         As of the date of this proxy statement/prospectus, Peninsula Bank had approximately 23 full-time employees.

MANAGEMENT OF PENINSULA

         The following table sets forth certain information regarding the directors and executive officers of Peninsula as of the date of this proxy statement/prospectus. The background of these individuals is summarized in the paragraphs following the table.


Name                      Age     Position With Peninsula Bank         Position With Peninsula
----                      ---     ----------------------------         -----------------------
George D. Anderson         60     Director                             Director

Keith A. Bulko             44     Senior Vice-President and            Senior Vice President and
                                  Chief Lending Officer                Chief Lending Officer

Thomas H. Dargan, Jr.      45     President, CEO and Director          President, CEO and
                                                                        Director

Theresa S. Doan            47     Director                             Director

F. Raymond Eddy            66     Director                             Director

P. T. Fleuchaus            72     Chairman                             Chairman

Byron S. Kalin             67     Director                             Director

Sidney Levine              60     Director                             Director

Charles H. Lydecker        37     Director                             Director

Stephen B. McGee           48     EVP, CFO, Cashier and                EVP, CFO and Director
                                    Director

Sanford Miller             47     Director                             Director

Susan D. Tucker            38     Secretary and Director               Director


         Directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Officers serve at the discretion of the Boards of Directors.

BACKGROUND OF DIRECTORS

         Set forth below is a summary of the background and experience during the last five years of each director of Peninsula and Peninsula Bank.

         GEORGE D. ANDERSON has served as a director of Peninsula since 1998. He has owned and operated hotel properties in the Daytona Beach resort area since 1972. Mr. Anderson is the principal owner of Surfside Resorts, and he serves as President of Reliance Petroleum, the owner of several service station/retail stores throughout Southeast Florida. He served as a director of SunTrust Bank of Volusia County from 1995 until 1998.

         KEITH A. BULKO has served as the Senior Vice President and Chief Lending Officer of Peninsula since November 1998. From 1993 to 1998, he held several positions with First Union National Bank, including credit underwriter of its private banking group. He is a graduate of Michigan State University, with a Bachelors Degree in political science.

         THOMAS H. DARGAN has served as President and CEO of Peninsula since its founding in 1998. He has 22 years of banking experience, including 15 years in the Daytona Beach community. He served as President and CEO of Tomoka State Bank from 1994 until its sale in 1997 to Colonial Bancgroup. Subsequent to that transaction he served as Volusia area President for Colonial. Mr. Dargan served as a consumer installment lender, a commercial lender, and a manager of retail banking for First Florida Bank, N.A. and its successor, Barnett Bank. He is a graduate of Michigan State University, holding a Bachelors Degree in marketing. He is a director of the United Way of Volusia County, the Volusia County Business Development Corporation, and the Ormond Memorial Art Museum.

         THERESA S. DOAN has served as a director of Peninsula since 1998. She is the owner of Doan Management, which owns and manages several businesses in Volusia County. Those businesses include amusement, retail, and restaurant businesses in Daytona Beach, and airport hangers in New Smyrna Beach. Ms. Doan is an active investor in several real estate projects in the Daytona area. She is a principal in development plans for the Daytona Beach Oceanwalk project and a director of the United Way of Volusia County. Ms. Doan is a graduate of Northeastern University, Boston, MA, and she has been a resident of Volusia County since 1978.

         F. RAYMOND EDDY has served as a director of Peninsula since 1998. He is President of the Eddy Corporation, which owns a number of McDonalds franchises through east central Florida. He is a principal in a number of real estate development entities in Volusia County. He served as an Advisory Board member of Barnett Bank of Volusia County and its predecessor, First Florida Bank of Volusia County from 1984 through 1997. Mr. Eddy has been a resident of the Daytona Beach area for over thirty years. He holds a Bachelors Degree in geology from Florida State University.

         DR. P. T. FLEUCHAUS has served as a director of Peninsula since 1998. He also serves as Chairman of the Board of Directors of the Bank. He was an organizing director and served as Chairman of the Board of Tomoka State Bank, and served on the advisory board of Colonial Bank following its acquisition of Tomoka State Bank. His banking experience includes nearly a decade on the board of directors of First Florida Bank of Volusia County. Dr. Fleuchaus is a practicing oral surgeon. He is a former Volusia County councilman.

         BYRON S. KALIN has served as a director of Peninsula since 1998. He is the President of Kane Furniture. Mr. Kalin served on the Board of Directors of Tomoka State Bank and chaired its Loan Committee from that bank's organization in 1990 until 1994. Mr. Kalin's previous bank board experience includes service on the boards of directors of Pan American Bank and Ellis Bank from 1974 through 1981. He holds a Bachelors Degree in Business Management from the University of North Carolina.

         SIDNEY LEVINE has served as a director of Peninsula since 1998. He served on the board of directors of Tomoka State Bank from its organization in 1990 until 1994. Mr. Levine has other corporate Board experience, and he has been manager of the Phoenix Home Life Insurance offices in Daytona Beach since 1964. He is a principal in the firm Executive Compensation Group, which specializes in Estate and Business Planning. Mr. Levine is active in the local American Heart Association chapter and is a prominent member of the Volusia County business community.

         CHARLES H. LYDECKER has served as a director of Peninsula since February, 2001. He has been the executive vice president of Brown & Brown, Inc., an insurance agency based in Volusia county for more than 5 years. He also serves as director of Jefferson National Title Insurance. He received his Bachelors Degree in political science from American University in 1985.

         STEPHEN B. McGEE has served as the executive vice president, chief financial officer and director of Peninsula since 1998. He was CFO and Cashier of Tomoka State Bank from 1994 until its acquisition by The Colonial Bancgroup, Inc. in 1997. Previously, he worked as a financial analyst, controller, and regional financial officer for American Pioneer Savings and its predecessor, Heritage Federal Savings. Mr. McGee has completed the course work for a PhD in Finance, and he is an adjunct professor at the University of Central Florida.

         SANFORD MILLER has served as a director of Peninsula since 1998. He is Chairman and CEO of Budget Group, Inc., a NYSE listed corporation that owns Budget Rent A Car Corp. Mr. Miller was a founding director of Tomoka State Bank, serving until its acquisition in 1997. He is a 1975 graduate of the State University of New York, and a resident of the community since 1978.

         SUSAN D. TUCKER has served as a director of Peninsula since 1998. She is the Area Executive Director of the American Cancer Society. From 1996 - 1998, she served as Regional Director of the American Lung Association for the Spaceport Region. Ms. Tucker is a 1984 graduate of Cornell University, holding a Bachelors Degree in business management.

COMPENSATION OF DIRECTORS

         At the present time, the directors of the Peninsula Bank are paid a fee of $300 for attending each board meeting. They also are reimbursed for travel and out-of-pocket expenses incurred in connection with the performance of their duties. The directors of Peninsula receive no cash compensation.

INDEBTEDNESS OF MANAGEMENT

         The Peninsula Bank has made loans to certain of its directors, executive officers and their affiliates in the ordinary course of business. All the loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectability or present other unfavorable features. As of January 31, 2001, the Peninsula Bank had $2.9 million in loans outstanding to the officers, directors and principal shareholders of Peninsula.

INCENTIVE STOCK OPTION PLAN

         Peninsula has assumed the obligations of the Peninsula Bank under a Key Employee Stock Option Plan previously adopted by the Peninsula Bank. Under the terms of this plan, Peninsula's Board of Directors, through a committee, may award eligible employees incentive stock options to purchase shares of the common stock at a purchase price per share not less than the fair market value of the shares as of the date such options are granted. The aggregate number of shares with respect to which options may be granted under the Plan may not exceed 73,585. Options may not be granted to persons owning more than 10% of the outstanding common stock without specific regulatory approval. Options granted under the Plan will expire 10 years after the date of grant. To date, Peninsula has granted options to purchase 33,300 shares of the common stock pursuant to the plan.

                           DIRECTORS STOCK OPTION PLAN

         Peninsula has adopted a directors stock option plan. Pursuant to the terms of the plan, on February 1 of each year, each member of the board of directors of Peninsula is automatically granted an option to purchase 1,000 shares of Peninsula common stock at a purchase price per share not less than the fair market value of the shares as of the date such options are granted. Additional options may be granted under the plan from time to time to the extent shares are available under the plan. The aggregate number of shares of Peninsula common stock with respect to which options may be granted under the plan may also not exceed 73,585. To date, Peninsula has granted options to purchase 45,000 shares of the common stock pursuant to the plan.

SECURITY OWNERSHIP OF PENINSULA

         The following table sets forth, as of March 1, 2001, the number and percentage of shares of Peninsula common stock which are beneficially owned by:

         o each person who is the beneficial owner of 5% or more of the outstanding shares of common stock;

         o        each director and executive officer of Peninsula; and

         o        all executive officers and directors of Peninsula as a group.

         Unless otherwise indicated, each of the following persons may be deemed to have sole voting and dispositive power with respect to such shares.


                                                                                       Shares
                                                                                     Beneficially
Name                                       Position                                     Owned           Percentage
----                                       --------                                  ------------       ----------
George D. Anderson                         Director                                    75,000(1)            7.5%

Keith A. Bulko                             Executive Vice-President                     7,000(2)            0.7%

Jeffrey Congdon                            Principal Shareholder                       75,000               7.5%
8860 Lawton Loop Drive
Indianapolis, Indiana

Thomas H. Dargan, Jr.                      President and Director                      33,500(3)            3.3%

Theresa S. Doan                            Director                                    32,000(1)            3.2%

F. Raymond Eddy                            Director                                    80,000(1)            8.0%

P. T. Fleuchaus                            Chairman                                    65,000(1)            6.5%

Byron S. Kalin                             Director                                    30,000(1)            3.0%

Sidney Levine                              Director                                    20,000(1)            2.0%

Charles Lydecker                           Director                                        --                --

Stephen B. McGee                           Executive Vice President,  CFO and          18,500(4)            1.8%
                                           Director

Sanford Miller                             Director                                    85,000(1)            8.5%

Susan B. Tucker                            Director                                     6,000(1)            0.6%

All executive officers and directors as a
group (12 persons)                                                                    452,000              42.7%

--------------

(1) Includes 5,000 shares issuable upon the exercise of outstanding stock options.

(2) Includes 6,000 shares issuable upon the exercise of outstanding stock options.

(3) Includes 14,000 shares issuable upon the exercise of outstanding stock options.

(4) Includes 9,000 shares issuable upon the exercise of outstanding stock options.

(5) Includes 63,000 shares issuable upon the exercise of outstanding stock options.

INFORMATION ABOUT VOTING SECURITIES

There is no established public trading market for the common stock of Peninsula. As of the date of this proxy statement/prospectus, there were approximately 65 shareholders of record of Peninsula's common stock.

DIVIDENDS

Peninsula has never paid a dividend and currently has no plans to pay dividends in the near future. The payment of dividends by Peninsula is subject to restrictions under Florida and Federal law. See "Supervision and Regulation - Dividends."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF PENINSULA

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH PENINSULA'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000

         Peninsula incurred a net loss of $367,000 for 1999, and net income of $126,000 for 2000. Peninsula's performance in 1999, its first full year of operations, resulted in a return on average shareholders' equity of (5.33%). Peninsula's results for 1999 continued to reflect the start-up nature of its operations. During 1999, peninsula's total assets and deposits grew significantly. Total assets grew from $12.8 Million at december 31, 1998 to $36.2 million at december 31, 1999. Total deposits grew from $5.7 Million to $29.5 million during the same period. The growth in assets and deposits was primarily the result of the establishment of one new branch office in 1999. This expansion has enabled peninsula to target additional markets and customers.

         Peninsula's results for 2000 reflected the beginning of operations at a profitable level. During 2000, peninsula's total assets and deposits continued to grow at a rapid pace. Total assets grew from $36.2 Million at december 31, 1999 to $50.4 Million in december 31, 2000. Total deposits grew from $29.5 Million to $40.9 Million during this same period. The growth in assets and deposits was primarily a result of penetration of the markets served by peninsula's two existing offices.

         NET INTEREST INCOME. Peninsula's operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. The bank's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the bank's net earnings are also affected by the level of non-performing loans and foreclosed real estate, as well as the level of its non-interest income, and its non-interest expenses, such as salaries and employee benefits and occupancy expense and income taxes.

The following table sets forth, for the periods indicated, information regarding:

         o the total dollar amount of interest and dividend income from the bank's interest-earning assets and the resultant average yields;

         o the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost;

         o        net interest/dividend income; interest-rate spread;

         o        interest margin; and

         o ratio of average interest-earning assets to average interest-bearing liabilities.

                                    PENINSULA
                         NET INTEREST INCOME AND EXPENSE


                                                         Year Ended December 31, 1999
                                                -----------------------------------------------
                                                Average          Interest &
                                                Balance           Dividends              Yield
                                                -------          ----------             -------
                                                              (Dollars in Thousands)
Loans ...............................            13,229              1,153                8.72%

Securities ..........................             3,790                220                5.81%

Other interest-earning assets(1) ....             4,744                231                4.87%

Total Interest Earnings Assets ......            21,763              1,604                7.37%

Non-interest-earning assets .........             3,375

Total assets ........................            25,138

Savings and NOW deposits ............               683                 12                1.76%

Money Market Deposits ...............             4,608                185                4.01%

Time Deposits .......................             8,665                418                4.82%

Total Interest-bearing Deposits .....            13,956                615                4.41%

Other Borrowings ....................               740                 28                3.78%

Total interest-bearing liabilities ..            14,696                643                4.38%

Non-interest-bearing deposits .......             3,493

Non-interest-bearing liabilities ....                78

Shareholders' Equity ................             6,871

Total liabilities and equity ........            25,138

Net Interest Income and Spread(2) ...                                  961                2.99%
                                                                     =====                ====

Net Interest Margin(3) ..............                                                     4.42%
                                                                                          ====

Average interest-earning assets to
 Average interest-bearing liabilities              1.48


(1)      Includes federal funds sold and Federal Home Loan Bank stock.

(2) Represents the difference between average interest-earning assets and average interest-bearing liabilities.

(3) Represents net interest income divided by average interest-earning assets.

                                    PENINSULA
                         NET INTEREST INCOME AND EXPENSE

                                                         Year Ended December 31, 2000
                                                -----------------------------------------------
                                                Average          Interest &
                                                Balance           Dividends              Yield
                                                -------          ----------             -------
                                                              (Dollars in Thousands)
Loans ...............................            27,927              2,558

Securities ..........................             5,142                308                6.00%

Other interest-earning assets(1) ....             6,756                425                6.29%

Total Interest Earnings Assets ......            39,825              3,291                8.01%

Non-interest-earning assets .........             3,014

Total assets ........................            42,839

Savings and NOW deposits ............             2,793                100                3.59%

Money Market Deposits ...............             4,411                197                4.46%

Time Deposits .......................            20,476              1,242                6.07%

Total Interest-bearing Deposits .....            27,680              1,539                5.81%

Other Borrowings ....................             1,416                 68                4.78%

Total interest-bearing liabilities ..            29,096              1,607                5.52%

Non-interest-bearing deposits .......             5,341

Non-interest-bearing liabilities ....               141

Shareholders' Equity ................             8,261

Total liabilities and equity ........            42,839

Net Interest Income and Spread(2) ...                                1,684                2.49%
                                                                     =====

Net Interest Margin(3) ..............                                                     4.23%
                                                                                          ====

Average interest-earning assets to
 Average interest-bearing liabilities              1.37


(1)      Includes federal funds sold and Federal Home Loan Bank stock.

(2) Represents the difference between average interest-earning assets and average interest-bearing liabilities.

(3) Represents net interest income divided by average interest-earning assets.

         INTEREST INCOME AND EXPENSE. Interest income in 1999 was $1.6 million compared to $3.3 million in 2000. Interest expense was $0.6 million in 1999, compared to $1.6 million in 2000. The increase in these amounts was attributable to the increase in loans, investment securities, and deposit accounts.

         PROVISION FOR LOAN LOSSES. The provision for loan losses totaled $276 thousand in 1999 and $114 thousand in 2000. The decrease reflected funding of the allowance for loan losses at a level commensurate with the bank's loan growth. See "- Allowance and Provision for Loan Losses."

         NON-INTEREST INCOME. Non-interest income totaled $73 thousand in 1999 compared to $152 in 2000. The increase was due to growth both of loan and deposit accounts. Non-interest income consists of service charges on deposit accounts and other service charges and fees.

         NON-INTEREST EXPENSES. Non-interest expenses for 1999 totaled $1.2 million in 1999, and $1.6 million in 2000, and was comprised of the following:

         Salaries and employee benefits totaled $0.6 million or 49% of total non-interest expenses in 1999 and $0.8 million or 51% in 2000. These increases were the result of new employees, salary increases and higher benefit costs.

         Occupancy and equipment expense in 1999 totaled $232,000 or 19% of total non-interest expenses and $266,000 or 17% in 2000. The increase was due to increases in maintenance, utilities, and insurance expenses during 2000.

         Other non-interest expenses for 1999 totaled $394 thousand or 32% of total non-interest expenses, and $498,000 or 32% in 2000. Other non-interest expenses include data processing, printing and office supplies, marketing and advertising, professional fees and other expenses. The change was primarily due to increases in data processing, marketing, and other expenses.

         INCOME TAX PROVISION (BENEFIT). The income tax benefit totaled ($92,000) in 1999 as a result of Peninsula's net operating loss, and a provision of $45,000 in 2000.

CAPITAL EXPENDITURES

         Peninsula's capital expenditures are reviewed by its Board of Directors. Peninsula makes capital expenditures in order to improve Peninsula's ability to provide quality services to its customers. Capital expenditures equaled $279,000 in 1999, and $1,069,000 in 2000. These expenditures were principally related to furniture and equipment to support additions to staff and the acquisition of property for and construction in progress of a third banking office, which opened in February 2001.

ASSET QUALITY AND CREDIT RISK

         SECURITIES. Peninsula maintains a high quality investment portfolio, including U.S. government agencies. Peninsula believes that these securities have very little risk of default. At December 31, 1999 and 2000, all of the securities held in the investment portfolio were rated "A" or better. All of these securities were classified "available for sale." A rating of "A" or better means that the bonds are of "upper medium grade, with strong ability to repay, possibly with some susceptibility to adverse economic conditions or changing circumstances." Ratings are assigned by independent rating agencies and are subject to the accuracy of reported information concerning the issuers and the subjective judgment and analysis of the rating agencies. They are not a guarantee of collectibility. At December 31, 1999 and 2000 approximately 100% and 95%, respectively, of these securities matured in five years or less. As such, Peninsula is subject to a significant risk of fluctuations in market value due to changes in the general level of interest rates.

         The following table sets forth information regarding the composition of the investment portfolio at December 31, 1999 and 2000 (amounts in thousands):

                                                     December 31,
                                             -----------------------------
                                              1999                   2000
                                             -----                  ------
          Securities of U.S. Government
             Agencies and corporations       $4,438                 $5,322


          Other                                  --                     25
                                             ------                 ------
                Total Securities             $4,438                 $5,347
                                             ======                 ======

         LOANS. Peninsula maintains a high quality portfolio of real estate, commercial and consumer loans. All loans over individual lending limits are reviewed and approved by Peninsula's loan committee, which ensures that loans comply with applicable credit standards. In most cases, Peninsula requires collateral from borrowers. The type and amount of collateral varies, but may include residential or commercial real estate, deposits held by financial institutions, U.S. Treasury securities, other marketable securities and personal property. Peninsula monitors collateral values to ensure that they are maintained at proper levels.

         As of December 31, 1999, approximately 67% of all Peninsula's loans were real estate loans secured by real estate in Volusia County, Florida. This percentage remained at 67% at December 31, 2000. This level of concentration could present a potential credit risk because the ultimate collectibility of these loans is susceptible to adverse changes in real estate market conditions in this market. Peninsula has sought to address this risk by limiting most loans to a maximum of 80% of the appraised value of the underlying real estate and maximum amortization schedules of 20 years with balloons not exceeding 5 years.

         The following table divides Peninsula's loan portfolio into four categories. Most of the loans are short-term and may be renewed or rolled over at maturity. At that time, Peninsula undertakes a complete review of the borrower's credit worthiness and the value of any collateral. If these items are satisfactory, Peninsula will generally renew the loan at prevailing interest rates. In addition to outstanding loans, Peninsula enters into legally binding commitments to extend credit, letters of credit and unused line of credit. These commitments equaled $11.8 million at December 31, 1999, and $12.3 million at December 31, 2000.


                                                                            Types of Loans
                                                     ---------------------------------------------------------------
                                                         December 31, 1999                    December 31, 2000
                                                     -------------------------           ---------------------------
                                                                        (Dollars in thousands)

                                                                 Percentage of                        Percentage of
                                                     Amount        Total Loans           Amount         Total Loans
                                                     ------        -----------           ------         -----------
Commercial                                          $ 6,328              25.9%           $6,843               22.3%
Real estate                                          13,220              54.2%           14,967               48.7%
Residential real estate                               3,212              13.2%            5,706               18.5%
Consumer and other                                    1,638               6.7%            3,221               10.5%
Total loans                                          24,398             100.0%           30,737              100.0%
Less:
    Allowance for loan losses                           305                                 416
    Net deferred loan fees                               46                                  38
                                                    -------                             -------
Loans receivable, net                               $24,047                             $30,283
                                                    =======                             =======


         The following table sets forth information regarding the maturities of Peninsula's loans. For purposes of the table, demand loans are shown as being payable in one year or less. The entire amount of a balloon loan is treated as maturing in the year that the balloon payment is due.

        MATURITIES OF LOANS BASED ON CONTRACTUAL PRINCIPAL REPAYMENTS


                                               At December 31, 1999
                               -----------------------------------------------------
                               One Year    Over One to       Over Five
Total Loans:                   or Less      Five Years         Years         Total
------------                   --------    -----------       --------       -------
                                                  (in thousands)
Commercial.................    $ 1,880        $ 4,448        $    --        $ 6,328

Commercial real estate.....      1,167         11,066            987         13,220

Residential real estate....        998          1,141          1,073          3,212

Consumer and other ........        933            705             --          1,638
                               -------        -------        -------        -------
Total .....................    $ 4,978        $17,360        $ 2,060        $24,398
                               =======        =======        =======        =======


           Of the $19.4 million in loans due after one year, 58% have fixed interest rates and 42% have adjustable rates.

          MATURITIES OF LOANS BASED ON CONTRACTUAL PRINCIPAL REPAYMENTS


                                               At December 31, 2000
                               -----------------------------------------------------
                               One Year    Over One to       Over Five
Total Loans:                   or Less      Five Years         Years         Total
------------                   --------    -----------       --------       -------
                                                  (in thousands)
Commercial ............        $ 4,458        $ 2,385        $    --        $ 6,843

Commercial real
  estate...............          5,496          8,614            857         14,967

Residential real
  estate...............          1,117          3,471          1,118          5,706

Consumer and other ....          1,795          1,426             --          3,221
                               -------        -------        -------        -------
Total .................        $12,866        $15,896        $ 1,975        $30,737
                               =======        =======        =======        =======


         Of the $17.9 million in loans due after one year, 66% have fixed interest rates and 34% have adjustable rates.

         COMMERCIAL LOANS. Peninsula makes commercial loans primarily to businesses located in Volusia County, Florida. The credit risk associated with business lending is influenced by general economic conditions, deterioration in a borrower's capital position resulting in increasing debt to equity ratios, deterioration in a borrower's cash position resulting in a liquidity problem, and decreasing revenues due to inefficient operations of the borrower. These loans are generally secured by corporate assets, marketable securities or other liquid financial instruments. These loans totaled $6.3 million or 25.9% of total loans at December 31, 1999, and $6.8 million or 22.3% of total loans at December 31, 2000.

         REAL ESTATE LOANS. Peninsula makes real estate loans from time to time for real estate projects located in Volusia County, Florida. The bank generally requires security in the form of a mortgage on the underlying real property and the improvements constructed thereon and personal guarantees. Peninsula attempts to limit its credit exposure to 80% of the appraised value of the underlying real property. These real estate loans totaled $16.4 million or 67.3% of total loans at December 31, 1999, and $20.7 million or 67.3% of total loans at December 31, 2000. Risks associated with real estate loans include variations from vacancy projections, delays in construction, environmental factors, reliability of subcontractors and timing and reliability of inspections, and costs overruns.

         Peninsula makes real estate loans secured by commercial real estate, including loans to acquire or refinance office buildings, warehouses and apartments. These loans totaled $13.2 million or 54.2% of total loans at December 31, 1999 and $15.0 million or 48.7% of total loans at December 31, 2000. Most of these loans have a maturity of five years or less. Almost all of these loans are secured by real property located in Volusia County, Florida. These loans generally require a loan-to-collateral value of not more than 80%.

         Residential real estate loans totaled $3.2 million or 13.2% of total loans at December 31, 1999 and $5.7 million or 18.6% of total loans at December 31, 2000. Residential real estate loans are predominately adjustable rate home mortgages which generally require a loan-to-collateral value of not more than 80% and equity credit lines which generally limit the loan-to-collateral value to not more than 80%. Most loans have a maximum term of five years. Almost all of the residential real estate loans are secured by homes in Volusia County, Florida.

         CONSUMER LOANS AND OTHER. Peninsula offers consumer loans and personal and secured loans. The security for these loans ordinarily consists of automobiles, consumer goods, marketable securities, certificates of deposit and similar items. These loans totaled $1.6 million or 6.7% of total loans at December 31, 1999 and $3.2 million or 10.5% of total loans at December 31, 2000. Risks associated with installment loans include loss of employment of borrowers, declines in the financial condition of borrowers resulting in delinquencies, and rapid depreciation of loan collateral.

NON-PERFORMING ASSETS AND PAST DUE LOANS

         Non-performing assets consist of non-accrual loans and residential and commercial properties acquired in partial or total satisfaction of problem loans which are known as "other real estate owned" or "OREO." Past due loans are loans that are delinquent 30 days or more which are still accruing interest.

         Maintaining a low level of non-performing assets is important to the on-going success of any financial institution. Peninsula's credit review and approval process is critical to its ability to minimize non-performing assets on a long-term basis. In addition to the negative impact on interest income, non-performing assets also increase operating costs due to the expense of collection efforts. It is Peninsula's policy to place all loans which are past due 90 days or more on non-accrual status, subject to exceptions made on a case by case basis. As of December 31, 1999, and as of December 31, 2000, Peninsula had no such loans.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

         Peninsula evaluates the adequacy of its allowance for loan losses as part of its on-going credit review and approval process. The review process is intended to identify, as early as possible, customers who may be facing financial difficulties. Once identified, the extent of the client's financial difficulty is carefully monitored by Peninsula's senior credit officer, who recommends to the directors' loan committee the portion of any credit that needs a specific reserve allocation or should be charged off. Other factors considered by the loan committee in evaluating the adequacy of the allowance include overall loan volume, historical net loan loss experience, the level and composition of nonaccrual and past due loans, local economic conditions, and value of any collateral. From time to time, specific amounts of the reserve may be designated for certain loans in connection with the senior loan officer's analysis of the adequacy of the allowance for loan losses.

         While a portion of this allowance is typically intended to cover specific loan losses, it is considered a general reserve which is available for all credit-related purposes. The allowance is not a precise amount, but is derived based upon the above factors and represents management's best estimate of the amount necessary to adequately cover probable losses from current credit exposures. The provision for loan losses is a charge against current earnings and is determined by management as the amount needed to maintain an adequate allowance.

         Peninsula has had only one non-performing loan which became a charge-off of less than $3,000 through December 31, 2000. The low level of non-performing loans and charge-offs may be due, in large part, to Peninsula's relatively short operating history. Peninsula expects that it will have non-performing loans and charge-offs in the future as its loan portfolio matures. However, Peninsula believes that its allowance for loan losses at December 31, 2000 was adequate. To date, Peninsula has sought to maintain its allowance for loan losses in excess of 1.25% of total loans. At December 31, 1999, Peninsula's allowance was $305,000 or 1.25% of total loans, increasing to $416,000 or 1.35% of total loans at December 31, 2000.

         The following table further summarizes the allocation of the allowance for loan losses by type of loan at December 31, 1999 and December 31, 2000.

                     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                        December 31, 1999                    December 31, 2000
                                                      ----------------------              ----------------------
                                                                      (Dollars in thousands)

                                                               Percentage of                       Percentage of
                                                      Amount    Total Loans               Amount    Total Loans
                                                      ------   -------------              ------   -------------
Commercial                                             $ 58        0.2%                    $ 88         0.3%

Commercial real estate                                  134        0.6%                     256         0.8%

Residential real estate                                  24        0.1%                      49         0.2%

Consumer loans and other                                 60        0.2%                      84         0.3%

Unallocated general reserves                             29        0.1%                      39         0.1%
                                                       ----                                ----

Total allowance for loan losses                        $305        1.3%                    $416         1.4%
                                                       ====                                ====


         The following table displays loan originations by type of loan and principal reductions during the year ended December 31, 1999 and 2000.

                   LOAN ORIGINATIONS AND PRINCIPAL REDUCTIONS


                                                                For the Year Ended        For the Year Ended
                                                                December 31, 1999         December 31, 2000
                                                                -----------------         -----------------
                                                                              (in thousands)
    Originations:

         Commercial loans..............................              6,905                      6,288

         Commercial real estate loans..................             13,657                      3,766

         Residential real estate loans.................              1,533                        491

         Consumer loans and other......................              3,387                      2,994

             Total loans originated....................             25,482                     13,539

         Principal reductions..........................              5,229                      7,192
                                                                   -------                    -------
             Increase in gross loans...................            $20,253                    $ 6,347
                                                                   =======                    =======

FINANCIAL CONDITION

         Peninsula's goal is to maintain a high quality and liquid balance sheet. Peninsula seeks to achieve this objective through a high quality portfolio of investment securities with short to medium term maturities, and a high quality portfolio of real estate, commercial and consumer loans. To date, Peninsula has not experienced any material loan losses primarily due to its short operating history. Peninsula expects that its level of loan losses will increase in the future as its loan portfolio matures. However, Peninsula believes that its allowance for loan losses at December 31, 2000 was adequate.

         SECURITIES. Securities averaged $3.8 million or 17.4% of total earning assets in 1999, and $5.1 million or 12.9% in 2000. Peninsula's strategy for its investment account is to maintain a very high quality portfolio with generally short-to medium-term maturities. Securities were $4.4 million at December 31, 1999, and $5.3 million at December 31, 2000. The growth in securities reflects overall increase in the size of Peninsula's principal banking subsidiary. The following tables sets forth information regarding the investment portfolio at December 31, 1999 and 2000.

          REMAINING MATURITY AND AVERAGE YIELD OF INVESTMENT SECURITIES
                                DECEMBER 31, 1999



                                       One to Five                Five to Ten
                                           Years                      Years                     Total
                                  -----------------------    -----------------------    ---------------------
                                                 Carrying                   Carrying                 Carrying
                                  Value           Yield      Value           Yield      Value         Yield
                                  ------         --------    ------         --------    -----        --------
                                                             (Dollars in thousands)
Securities of U.S.
government agencies
and corporations..........        $4,202           5.74%     $  236           7.12%     $4,438           5.81%

Mortgage-backed
 securities...............            --                         --                         --
                                  ------                     ------                     ------
      Total ..............        $4,202           5.74%     $  236           7.12%     $4,438           5.81%
                                  ======                     ======                     ======


          REMAINING MATURITY AND AVERAGE YIELD OF INVESTMENT SECURITIES
                                DECEMBER 31, 2000


                                       One to Five                Five to Ten
                                           Years                      Years                     Total
                                  -----------------------    -----------------------    ---------------------
                                                 Carrying                   Carrying                 Carrying
                                  Value           Yield      Value           Yield      Value         Yield
                                  ------         --------    ------         --------    -----        --------
                                                             (Dollars in thousands)
Securities of U.S. government
agencies and corporations ...      $4,819           5.86%     $  503           7.38%     $5,322           6.00%

Mortgage-backed securities ..          --                         --                         --
                                   ------                     ------                     ------
      Total .................      $4,819           5.86%     $  503           7.38%     $5,322           6.00%
                                   ======                     ======                     ======


         LOANS. Loans averaged $13.2 million in 1999 and $27.9 million in 2000. Loans grew from $4.1 million at December 31, 1998 to $24.3 million at December 31, 1999, and to $30.7 million at December 31, 2000. This growth reflects the success of Peninsula's marketing efforts in Volusia County. See "- Asset Quality and Credit Risk - Loans."

         INTEREST-BEARING LIABILITIES. Interest-bearing liabilities primarily consist of deposits and uninsured "sweep" accounts, reported as repurchase agreements. Total interest-bearing liabilities increased from $4.2 million at December 31, 1998 to $25.6 million at December 31, 1999 and to $34.7 million at December 31, 2000. The growth in Peninsula's deposit portfolio was attributable to efforts to seek additional deposits by offering relatively attractive rates on Peninsula's deposit products. Total interest-bearing liabilities averaged $13.9 million in 1999 and $27.7 million in 2000.

         The following table sets forth information regarding Peninsula's average deposits for 1999 and 2000.

                                AVERAGE DEPOSITS


                                                                    1999                                  2000
                                                      ------------------------------        ------------------------------
                                                       Amount           Average Rate        Amount           Average Rate
                                                      -------           ------------        ------            ------------
                                                                     (Dollars in thousands)
Demand deposits- non-interest bearing                 $ 3,493                               $ 5,341
Savings and NOW accounts                                  683               1.76%             2,793               3.59%
Money market accounts                                   4,608               4.01%             4,411               4.46%
Time deposits                                           8,665               4.82%            20,476               6.07%
                                                      -------                               -------
Total deposits                                        $17,449               3.52%           $33,021               4.66%
                                                      =======                               =======

         The following table summarizes the maturity of time deposits over $100,000 at December 31, 1999 and 2000.

               SUMMARY OF TIME DEPOSITS OVER $100,000 BY MATURITY
                             (Dollars in thousands)

                                                         December 31,
                                                   ----------------------
                                                     1999            2000
                                                   ------          ------

                 Three months or less              $  246          $2,142
                 Three to Six months                2,415           2,835
                 Six to Twelve months               3,623           4,252
                 Over Twelve months                   424             303
                                                   ------          ------
                     Total                         $6,708          $9,532
                                                   ======          ======

         The following table sets forth the net deposit flows during the year ended December 31, 1999 and 2000:

                                NET DEPOSIT FLOWS
                             (Dollars in thousands)

                                                            1999          2000
                                                          -------       -------

                 Net increase before interest credited    $22,955       $ 8,975

                 Net credited                                 484         1,246
                                                          -------       -------
                 Net deposit increase                     $23,439       $10,221
                                                          =======       =======

LIQUIDITY AND RATE SENSITIVITY

         The principal functions of asset and liability management are to provide for adequate liquidity, to manage interest rate exposure by maintaining a prudent relationship between rate sensitive assets and liabilities and to manage the size and composition of the balance sheet so as to maximize net interest income.

         Liquidity is the ability to provide funds at minimal cost to meet fluctuating deposit withdrawals or loan demand. These demands are met by maturing assets and the capacity to raise funds from internal and external sources. Peninsula primarily utilizes cash and federal funds sold to meet its liquidity needs. Although not utilized in managing daily liquidity needs, the sale of investment securities provides a secondary source of liquidity.

         Fluctuating interest rates, increased competition and changes in the regulatory environment continue to significantly affect the importance of interest-rate sensitivity management. Rate sensitivity arises when interest rates on assets change in a different period of time or a different proportion than that of interest rates on liabilities. The primary objective of interest-rate sensitivity management is to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a reasonable net interest margin even in periods of volatile interest rates.

         Regular monitoring of assets and liabilities that are rate sensitive within 90 days, one year and three years is an integral part of Peninsula's rate-sensitivity management process. It is Peninsula's policy to maintain a reasonable balance of rate-sensitive assets and liabilities on a cumulative one-year basis, thus minimizing net interest income exposure to changes in interest rates. A ratio of 1.0 represents perfect matching of interest-earning assets and interest-bearing liabilities. Peninsula's sensitivity position at December 31, 2000 was such that net interest income would decrease modestly if there were an increase in short-term interest rates.

         Peninsula monitors the interest rate risk sensitivity with traditional gap measurements. The gap table has certain limitations in its ability to accurately portray interest sensitivity. However, it does provide a static reading of Peninsula's interest rate risk exposure.

         The following table shows the repricing structure of Peninsula's balance sheet at December, 2000 with each maturity interval referring to the earliest repricing opportunity for each asset and liability. The earliest repricing opportunity is the earlier of scheduled contractual maturities or the next reset date. As of that date, Peninsula was liability sensitive. Liability sensitive means interest sensitive liabilities subject to repricing exceeded interest sensitive assets subject to repricing on a 365-day basis to the extent of $7.0 million. This negative gap at December 31, 2000 was 14% of total assets. Peninsula's targeted gap position is in the range of negative 20 percent to positive 20 percent. Peninsula measures its gap position as a percentage of its total assets.

                     INTEREST RATE SENSITIVITY & GAP REPORT
                                DECEMBER 31, 2000
                             (Dollars in Thousands)


                                     3 Mos.         3 Mos.        Over 1 Yr.     Over 3 Yrs.      Over
                                    or Less         to Yr.        to 3 Yrs.        to 5 Yrs.      5 Yrs.          Total
                                    -------        -------        ----------     -----------      -------        -------
Assets:

Loans(1) .......................    $12,281          2,563           1,861          12,921            992         30,699

Securities .....................        250          1,348           2,240           1,237            273          5,348

Other Interest-earning
assets(2) ......................     10,227                                                                       10,227
                                    -------        -------         -------         -------        -------        -------
Total Interest-bearing assets...    $22,758          3,911           4,101          14,158          1,265         46,274
                                    =======        =======         =======         =======        =======        =======
Interest-bearing Liabilities:
Savings and NOW deposits (2)....    $ 7,232                                                                        7,232

Money-market deposits(2) .......      3,084                                                                        3,084

Time deposits(2) ...............      3,038         18,788           1,030                                        22,856

Other Borrowings ...............      1,495                                                                        1,495
                                    -------         ------         -------                                       -------
Total Interest-bearing
Liabilities ....................    $14,849         18,788           1,030                                        34,667
                                    =======        =======         =======                                       =======

GAP ............................    $ 7,909        (14,877)          3,071          14,158          1,265
                                    =======        =======         =======         =======        =======

Cumulative GAP .................    $ 7,909         (6,968)         (3,897)         10,261         11,526
                                    =======        =======         =======         =======        =======
Ratio of interest-earning
assets to interest-bearing
liabilities ....................       1.53           0.21            3.98            N.M.            N.M           1.33

Cumulative ratio of
interest-earning assets to
interest-bearing liabilities....       1.53           0.79            0.89            1.30           1.33

Cumulative GAP to
Total Assets ...................       15.7%         (13.8)%         (7.73)%         20.36%         22.87%



NOTES TO PRECEDING TABLE

(1) In preparing the above table, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2) Savings, NOW and money-market deposits are regarded as readily accessible withdrawable accounts. Time deposits are scheduled according to their respective maturity dates.

CAPITAL

         One of Peninsula's primary objectives is to maintain a strong capital position to merit the confidence of customers, bank regulators and shareholders. A strong capital position helps it withstand unforeseen adverse developments and take advantage of attractive lending and investment opportunities when they raise.

         Under the Federal Deposit Insurance Corporation's rules pertaining to risk-based capital, Peninsula's ratio of tier one capital to risk-weighted assets was 24.4% at December 31, 1999 and 26.8% at December 31, 2000, and the ratio of total capital to risk-weighted assets was 25.5% at December 31, 1999 and 28.0% at December 31, 2000. These risk-based capital ratios are in excess of the minimum requirements of 4.0% for tier one and 8.0% for total risk-based capital ratios established by the federal regulations.

         Peninsula's leverage ratio (tier one capital to total average adjusted quarterly assets) of 19.9% at December 31, 2000, was also well in excess of the minimum 4% requirement.

         The following table sets forth Peninsula's required and actual capital amounts and percentages at December 31, 2000 (dollars in thousands):


                                               Actual                         Required
                                     -------------------------       ------------------------
                                     Amount               %          Amount               %
                                     ------             ------       ------             -----
Tier 1 Capital                       $9,406             26.78%       $1,405             4.00%
  (to Risk-Weighted Assets)

Total Capital                        $9,822             27.97%       $2,809             8.00%
  (to Risk-Weighted Assets)

Tier 1 Capital                       $9,406             19.88%       $1,893             4.00%
  (to Total Assets)


IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of Peninsula's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Peninsula's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market risk is the risk of loss from adverse changes in market prices and rates. Peninsula's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Peninsula has little or no risk related to trading account, commodities or foreign exchange.

         Peninsula actively monitors and manages its interest rate risk exposure. The primary objective in managing interest-rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on its net interest income and capital, while adjusting Peninsula's asset-liability structure to obtain the maximum yield-cost spread on that structure. Management relies primarily on its asset-liability structure to control interest rate risk. However, a sudden and substantial increase in interest rates could adversely impact Peninsula's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. There have been no significant changes in Peninsula's market risk exposure since December 31, 2000.

FUTURE ACCOUNTING REQUIREMENTS

         Financial Accounting Standards 133 - ACCOUNTING FOR DERIVATIVE INVESTMENTS AND HEDGING ACTIVITIES - requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. Peninsula will be required to adopt this Statement effective January 1, 2001. Peninsula does not anticipate that this Statement will have a material impact on its results or financial condition.

                                  LEGAL MATTERS

         The validity of the Southern common stock to be issued in the Merger will be passed upon by Shutts & Bowen LLP, Orlando, Florida. Certain legal matters will be passed upon for Peninsula by its counsel Smith, Mackinnon, et al, Orlando, Florida.

                                     EXPERTS

         The consolidated financial statements of Southern Community Bancorp as of December 31, 2000 and 1999, included in this prospectus have been audited by Hacker, Johnson & Smith, P.A., independent certified public accountants, as stated in their opinion, which has been rendered upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Peninsula Bancorp, Inc. as of December 31, 2000 and 1999, included in this prospectus have been audited by Camputaro & Associates, independent certified public accountants, as stated in their opinion, which has been rendered upon the authority of such firm as experts in accounting and auditing.

                                  OTHER MATTERS

         As of the date of this proxy statement/prospectus, the Peninsula board does not know of any matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. However, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by such proxy as to any matters that fall within the purposes outlined in the Notice of Special Meeting as determined by a majority of Peninsula's board, including any adjournments or postponements. Nonetheless, a proxy which is voted against the proposal to approve the merger will not be voted in favor of any adjournment or postponement.

                       WHERE YOU CAN FIND MORE INFORMATION

         Southern has filed a registration statement on Form S-4 with the SEC to register the common stock that Southern will issue in the merger. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information that you can find in the registration statement and its exhibits.

         You may read and copy Southern's registration statement, and any reports and other information which Southern may file with the SEC at the SEC's public reference rooms in Washington, D.C., New York or Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants such as Southern that file electronically with the Securities and Exchange Commission. The address of this website is http://www.sec.gov.

         Southern does not currently have a class of securities registered under
Section 12 of the Securities Exchange Act of 1934, although Southern is subject to the periodic reporting requirements of the Exchange Act. As a result, Southern files with the Securities and Exchange Commission an annual report on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K. Southern, however, is not required to deliver annual reports to its shareholders. Nevertheless, Southern will voluntarily send an annual report to each of its shareholders and this report will contain audited financial statements for Southern.

         Southern has filed or will file various applications with the Florida Department of Banking and Finance, the FDIC and the Federal Reserve. You should rely only on information in this prospectus and in Southern's related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the bank regulatory agencies, such other information is superseded by the information in this prospectus. Projections appearing in the applications to such agencies were based on assumptions that the organizers believed were reasonable at the time, but which may have changed or may otherwise be wrong. Southern specifically disclaims all projections for purposes of this prospectus and caution prospective investors against placing reliance on them for purposes of making an investment decision.

         `                                                    EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT and PLAN OF MERGER, dated this 18th day of December, 2000 (the "PLAN"), by and among Peninsula Bancorp, Inc. ("Peninsula"), and Southern Community Bancorp ("Southern").

                                   RECITALS:

         A. PENINSULA. Peninsula is a corporation duly organized and existing in good standing under the laws of the State of Florida, with its principal executive offices located in Daytona Beach, Florida. As of the date hereof, Peninsula's authorized capital stock consisted of 10,000,000 shares of common stock, par value $1.00 per share ("PENINSULA COMMON STOCK"), of which 994,944 shares of Peninsula Common Stock were outstanding. Peninsula Bank of Central Florida ("PENINSULA BANK") is a commercial bank duly organized and existing in good standing under the laws of the State of Florida, with its main office located in Daytona Beach, Florida. As of the date hereof, Peninsula Bank's authorized capital stock consisted of 1,000,000 shares of common stock, par value $5.00 per share ("PENINSULA BANK COMMON STOCK") of which 735,859 shares are outstanding, and all of which are owned by Peninsula.

         B. SOUTHERN. Southern is a corporation duly organized and existing in good standing under the laws of the State of Florida with its principal executive offices located in Orlando, Florida. As of the date hereof, Southern's authorized capital stock consisted of 10,000,000 shares of common stock, par value $1.00 per share ("SOUTHERN COMMON STOCK"), of which 1,090,408 shares were outstanding. Southern Community ("SOUTHERN BANK") is a commercial bank duly organized and existing in good standing under the laws of the State of Florida, with its main office located in Orlando, Florida. As of the date hereof, Southern Bank's authorized capital stock consisted of 2,000,000 shares of common stock, par value $7.50 per share ("SOUTHERN BANK COMMON STOCK"), of which 884,425 shares are outstanding, and all of which are owned by Southern.

         C. MERGER. Pursuant to this Agreement and Plan of Merger, the parties have agreed that Peninsula will merge with and into Southern (the "MERGER"), as a result of which Peninsula Bank will become a direct wholly-owned subsidiary of Southern.

         D. INTENTION OF THE PARTIES. It is the intention of the parties to this Plan that the Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE").

         E. APPROVALS. The Boards of Directors of each of Southern and Peninsula have determined that this Plan and the transactions contemplated hereby are in their respective best interests and the best interests of their respective stockholders, and have approved this Plan at meetings of each of such Boards of Directors.

         NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto, intending to be legally bound, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and basis of carrying the Plan into effect, as follows:

                      I. THE MERGER AND BANK ACQUISITION.

         1.1 THE MERGER. In the event that all of the conditions set forth in
Article VI hereof have been satisfied or waived:

                  (A) THE CONTINUING CORPORATION. On the Merger Effective Date, Peninsula shall merge with and into Southern, the separate existence of Peninsula shall cease and Southern (sometimes hereinafter referred to as the "CONTINUING CORPORATION") shall survive. The name of the Continuing Corporation shall be "Southern Community Bancorp."

                  (B) RIGHTS, ETC. Upon consummation of the Merger, the Continuing Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of Southern and Peninsula, and all property, real, personal and mixed and all debts due on whatever account, and all other causes of action, all and every other interest of or belonging to or due to each of the corporations so merged shall be deemed to be vested in the Continuing Corporation without further act or deed. The title to any real estate, or any interest therein, vested in any of such corporations, shall not revert or be in any way impaired by reason of the Merger, as provided by the laws of the State of Florida.

                  (C) LIABILITIES. Upon consummation of the Merger, the Continuing Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged. All rights of creditors and obligors and all liens on the property of each of Southern and Peninsula shall be preserved unimpaired.

                  (D) ARTICLES OF INCORPORATION; BYLAWS; DIRECTORS; OFFICERS; EXECUTIVE OFFICES.

         (i) The articles of incorporation and bylaws of the Continuing Corporation shall be those of Southern, as in effect immediately prior to the Merger Effective Date (as hereinafter defined).

         (ii) The directors of the Continuing Corporation, who shall hold office until such time as their successors are elected and qualified, shall include all of those persons who were directors of Southern immediately prior to the Merger Effective Date and four persons, including Thomas H. Dargan, Jr., who were directors of Peninsula immediately prior to the Merger Effective Date.

         (iii) The officers of Southern in office immediately prior to the Merger Effective Date shall be the officers of the Continuing Corporation.

         (iv) The executive offices of the Continuing Corporation shall be those of Southern.

         (v) The articles of incorporation, bylaws, directors, and officers of Peninsula Bank immediately prior to the Merger Effective Date shall continue to be those of Peninsula Bank thereafter until, in the case of the articles of incorporation and bylaws, such documents are changed in accordance with applicable law and, in the case of directors and officers, until their successors are elected and qualified. Peninsula Bank will continue to maintain and operate its existing banking offices following the Merger Effective Date as offices of Peninsula Bank.

         1.2 MERGER EFFECTIVE DATE; CLOSING. The Merger shall become effective upon the filing and acceptance of articles of merger by the Office of the Secretary of State of Florida (the "MERGER EFFECTIVE DATE") which such articles of merger shall be filed within ten (10) days after satisfaction of all conditions set forth in Article VI, including, without limitation, the receipt of the regulatory approvals referred to in Section 6.2 thereof unless otherwise agreed to in writing by the parties hereto. All documents required by the terms of this Plan to be delivered at or prior to consummation of the Merger shall be exchanged by the parties at the closing of the Merger (the "CLOSING"), which shall be held on the Merger Effective Date at the offices of Southern, 250 North Orange Avenue, Orlando, Florida 32801 (or at such other location as may be mutually agreed upon) at 10:00 a.m.

                           II. MERGER CONSIDERATION.

         2.1 MERGER CONSIDERATION. Subject to the provisions of this Plan, automatically, as a result of the Merger, and without any action on the part of any party or shareholder:

                  (A) OUTSTANDING SOUTHERN COMMON STOCK. The shares of Southern Common Stock issued and outstanding immediately prior to the Merger shall, on and after the Merger Effective Date, remain issued and outstanding shares of Southern Common Stock.

                  (B) OUTSTANDING SOUTHERN BANK COMMON STOCK. The shares of Southern Bank Common Stock issued and outstanding immediately prior to the Merger shall, on and after the Merger Effective Date, remain issued and outstanding shares of Southern Bank Common Stock.

                  (C) OUTSTANDING PENINSULA COMMON STOCK. Each share of Peninsula Common Stock (excluding shares owned by Peninsula, if any) issued and outstanding immediately prior to the Merger Effective Date shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into the right to receive 0.625 shares (the "EXCHANGE RATIO") of Southern Common Stock. Any shares of Peninsula Common Stock owned by Peninsula shall be canceled and retired upon the Merger Effective Date and no consideration shall be issued in exchange therefor. In the event that prior to the Merger Effective Date the shares of Southern Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the Southern Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of Southern Common Stock into which the Peninsula Common Stock shall be converted; provided, however, that no such adjustment shall be made with respect to the issuance by Southern of up to 850,000 shares of the Southern Common Stock in connection with the public offering of such stock described in the prospectus dated July 17, 2000, and any subsequent amendment to such prospectus (the "Offering").

                  (D) OUTSTANDING SHARES OF PENINSULA BANK. The shares of Peninsula Bank Common Stock issued and outstanding immediately prior to the Merger shall, on and after the Merger Effective Date, remain issued and outstanding shares of Peninsula Bank Common Stock.

         2.2 SHAREHOLDER RIGHTS; STOCK TRANSFERS. On the Merger Effective Date, holders of Peninsula Common Stock shall cease to be, and shall have no rights as stockholders of Peninsula, other than to receive the Merger consideration provided under Section 2.1 above and Section 2.3 below. After the Merger Effective Date, there shall be no transfers on the stock transfer books of Peninsula or the Continuing Corporation of the shares of Peninsula Common Stock which were issued and outstanding immediately prior to the Merger Effective Date.

         2.3 FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of Southern Common Stock, and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, Southern shall pay to each holder of Peninsula Common Stock who would otherwise be entitled to a fractional share of Southern Common Stock an amount in cash determined by multiplying such fractional share of Southern Common Stock by $16.50.

         2.4 EXCHANGE PROCEDURES. As promptly as practicable after the Merger Effective Date, Southern shall send or cause to be sent to each former stockholder of record of Peninsula immediately prior to the Merger Effective Date transmittal materials for use in exchanging such stockholder's certificates formerly representing Peninsula Common Stock ("OLD CERTIFICATES") for the consideration set forth in Section 2.1(C) and Section 2.3 above. The certificates representing the shares of Southern Common Stock ("NEW CERTIFICATES") issuable in exchange for the Old Certificates, and any payment for a fractional share of Southern Common Stock which a Peninsula stockholder may be entitled to receive, will be delivered to such stockholder only upon delivery of Old Certificates representing all of such shares (or, if any of the Old Certificates are lost, stolen or destroyed, indemnity satisfactory to Southern). No interest will be paid on any fractional share payment which the holder of such shares may be entitled to receive. After the Merger Effective Date, to the extent required by law, former stockholders of record of Peninsula shall be entitled to vote at any meeting of holders of Southern Common Stock the number of whole shares of Southern Common Stock into which their respective shares of Peninsula Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Peninsula Common Stock for certificates representing Southern Common Stock in accordance with the provisions of this Plan. Notwithstanding the foregoing, Southern shall not be liable to any former holder of Peninsula Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         2.5 OPTIONS AND WARRANTS.

                  (A) (i) Any valid option or warrant to purchase shares of Peninsula Common Stock (a "PENINSULA OPTION"), outstanding and unexercised immediately prior to the Merger shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into an option or a warrant to purchase that number of shares of Southern Common Stock as shall equal the Exchange Ratio multiplied by that number of shares of Peninsula Common Stock which such option or warrant entitled the holder thereof to purchase (rounded to the nearest whole share), and at an exercise price equal to the exercise price per share of the Peninsula Option divided by the Exchange Ratio (rounded to the nearest cent). Southern shall assume each such Peninsula Option in accordance with the terms of the plan or agreement by which it is evidenced, subject to the foregoing. A list of all outstanding Peninsula Options is set forth in Schedule 2.5(A)(i) of this Plan.

                  (ii) In addition to the foregoing, in order to preserve to the directors, executive officers and key employees of Peninsula Bank benefits substantially equivalent to those provided by the Peninsula stock option plans in existence as of the date of this Plan, at the first meeting of its shareholders called after the Merger Effective Date, Southern will submit to its shareholders for approval one or more stock option plans or amendments to its existing stock option plans (the "REVISED PENINSULA PLANS") which shall:
(x) supersede and replace the existing Peninsula stock option plans as of and after the Merger Effective Date; (y) include substantially the same provisions as are set forth in the existing Peninsula stock option plans, as amended, copies of which are set forth as Schedule 2.5(A)(ii) of this Plan; and (z) authorize the grant of options to purchase an aggregate of 124,320 shares of Southern Common Stock, inclusive of the number of shares of Southern Common Stock issuable upon the exercise of Peninsula Options outstanding on the Merger Effective Date pursuant to Section 2.5(A)(i) of this Plan. The Revised Peninsula Plans shall be subject to administration by a committee of persons who serve both as directors of Southern and of Peninsula Bank, and the grant of options under such Revised Peninsula Plans after the Merger Effective Date shall be determined in the discretion of such committee.

                  (B) Any valid option or warrant to purchase shares of Southern Common Stock (a "SOUTHERN OPTION"), outstanding and unexercised immediately prior to the Merger, shall remain outstanding from and after the Merger Effective Date upon the same terms and conditions as before the Merger Effective Date. A list of all outstanding Southern Options is set forth in
Schedule 2.5(B) to this Plan.

         2.6. DISSENTERS' RIGHTS. Any shareholder of Peninsula who shall not have voted in favor of this Plan and who has complied with the applicable procedures set forth in the Florida Business Corporation Act, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of such holders' shares of Peninsula Common Stock. If after the Merger Effective Date a dissenting shareholder of Peninsula fails to perfect, or effectively withdraws or loses, such holder's right to appraisal and payment for the shares of Peninsula Common Stock, Southern shall issue and deliver the consideration to which such holder of shares of Peninsula Common Stock is entitled under Sections 2.1(C) and 2.3 (without interest) upon surrender by such holder of the certificate or certificates representing the shares of Peninsula Common Stock held by the holder.

                          III. ACTIONS PENDING MERGER.

         3.1 ACTIONS PENDING MERGER. From the date hereof until the Merger Effective Date, except as expressly contemplated by this Plan, without the prior written consent or approval of the other, neither Peninsula (and its subsidiary Peninsula Bank) nor Southern (and its subsidiary, Southern Bank) will:

                  (A) DIVIDENDS. Declare, make or pay any dividend, or declare or make any distribution on, any shares of its capital stock except for dividends or distributions from Peninsula

Bank to Peninsula or Southern Bank to Southern, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

                  (B) COMPENSATION; EMPLOYMENT AGREEMENTS. Enter into or amend any employment, severance or similar agreements or arrangements with, increase the rate of compensation or increase any employee benefit of (except normal individual increases in the ordinary course of business in accordance with existing policy consistent with past practice), or pay or agree to pay any bonus to, any of its directors, officers or employees, except in accordance with plans or agreements existing and as in effect on the date hereof disclosed in Schedule 3.1(B).

                  (C) BENEFIT PLANS. Enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance, or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates (i) the vesting or exercise of any benefits payable thereunder; or (ii) the right to exercise any employee stock options outstanding thereunder, except as disclosed in Schedule 3.1(C).

                  (D) ACQUISITIONS AND DISPOSITIONS. Except as disclosed in
Schedule 3.1(D), dispose of or discontinue any portion of any material assets, business or properties (except for the sale of foreclosed properties, or properties received in lieu of foreclosure, in the ordinary course of business, consistent with past practice), or merge, consolidate or enter into a business combination with, or acquire all or any substantial portion of, the business or property of any other entity (except for properties received through, or in lieu of, foreclosure in the ordinary course of business, consistent with past practice).

                  (E) AMENDMENTS. Amend its articles of incorporation or bylaws.

                  (F) ACTIONS IN ORDINARY COURSE. Except as disclosed in
Schedule 3.1(F), take any other action or engage in any loan, deposit, investment or other transaction not in the usual, regular and ordinary course of business consistent with past practice, including, but not limited to, (i) significantly changing asset liability sensitivity, (ii) making loans which are not consistent with past practice or otherwise changing its credit policies or standards, (iii) purchasing or selling securities except for purchases and sales of investment securities in the ordinary course of business consistent with past practice, (iv) entering into any material contract, except for this Plan, to be performed after the date hereof, (v) incurring any indebtedness for borrowed money, (vi) changing its capital structure, (viii) changing its business practices and (viii) changing its accounting methods or practices.

                  (G) AGREEMENTS. Agree or commit to do or take any of the foregoing actions.

                      IV. REPRESENTATIONS AND WARRANTIES.

         4.1 Peninsula hereby represents and warrants to Southern, and Southern hereby represents and warrants to Peninsula as follows:

                  (A) RECITALS. The facts set forth in the Recitals of this Plan with respect to it or its subsidiary bank are true and correct.

                  (B) CAPITAL SHARES. The outstanding shares of it and its subsidiary bank are duly authorized, validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights. Except for (i) the Peninsula Options and the Southern Options, and (ii) subscriptions to purchase not more than 850,000 shares of the Southern Common Stock in the Offering, there are no outstanding options, warrants, securities, subscriptions, rights or other contractual agreements or arrangements that give any person the right to purchase or otherwise receive or be issued any capital stock of it or its subsidiary or any security of any kind convertible into or exercisable or exchangeable for any shares of capital stock of it or its subsidiary or to receive any benefits or rights similar to any rights enjoyed by or accruing to a holder of shares of capital stock (including any rights to participate in the equity, income or election of directors of it or its subsidiary (collectively, "OPTIONS")).

                  (C) QUALIFICATION. It and its subsidiary bank are duly qualified to do business and are in good standing in the State of Florida and in any other states of the United States and foreign jurisdictions where their ownership, use or leasing of property or the conduct or nature of their business requires either of them to be so qualified, licensed or admitted and in which the failure to be so qualified, licensed or admitted and in good standing could reasonably be expected to have a Material Adverse Effect (as such term is defined in Section 8.8(B)). Each of its and its subsidiary bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets. Each of it and its subsidiary bank has in effect all federal, state and local authorizations, licenses and approvals necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

                  (D) SUBSIDIARIES. Peninsula does not have any direct or indirect subsidiaries except for Peninsula Bank. Southern does not have any direct or indirect subsidiaries except for Southern Bank and Southern Community Insurance Agency, Inc. Upon completion of the Offering, however, and receipt of required regulatory approvals, Southern intends to acquire all of the shares of capital stock of Southern Community Bank of Southwest Florida.

                  (E) AUTHORITY. Subject to receipt of any necessary approval by its stockholders and the regulatory approvals referred to in Section 6.2, it has the corporate power and authority to execute, deliver and perform its obligations under this Plan, this Plan has been authorized by all necessary corporate action by it and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, receivership, conservatorship and other laws of general applicability relating to or affecting creditors rights and to general equity principles.

                  (F) NO CONFLICT. The execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby by it will not constitute (i) a breach or violation of, or a default under, any law, rule or regulation (collectively "LAWS") or any judgment, decree or order (collectively "ORDERS"), governmental permit or license (collectively "LICENSES"), or contract, agreement, indenture or instrument (collectively "CONTRACTS") of it or its subsidiaries or to which it or its subsidiaries or any of their properties is subject or by which any of them are bound, which breach, violation or default is reasonably likely to have, either by itself or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it; (ii) a breach or violation of, or a default under, its articles of incorporation, charter or bylaws (or other comparable corporate charter documents), or those of its subsidiaries; (iii) result in or give any person any right of termination, cancellation, acceleration or modification in or with respect to any Orders, Licenses or Contracts, (iv) result in or give to any person any additional rights or entitlement to increased, accelerated or guaranteed payments under any Orders, Licenses or Contracts, or (v) result in the creation or imposition of any lien or encumbrance on the assets or properties of it or its subsidiaries; and the consummation of the transactions contemplated by this Plan will not require any consent or approval under any Laws, Orders, Licenses or Contracts or, except as set forth in Schedule 4.1(F), the consent or approval of any other party to any Orders, Licenses or Contracts other than the required approvals of applicable regulatory authorities referred to in Section 6.2.

                  (G) FINANCIAL STATEMENTS. Prior to the execution of this Plan, each party has delivered to the other true and complete copies of the following financial statements (which are attached as Schedule 4.1(G):

                           (i) the audited consolidated balance sheets of it
and its consolidated subsidiaries as of December 31, 1999 and 1998 (except, in the case of Peninsula, such balance sheets may be those of Peninsula Bank), and the related audited consolidated statements of operations, stockholders' equity and cash flows for the fiscal year then ended (the "Audited Financial Statements"), together with a true and correct copy of the report on such audited information by their respective independent accountants, and all letters from such accountants with respect to the results of such audits; and

                           (ii) the unaudited consolidated balance sheets of it
and its consolidated subsidiaries as of September 30, 2000 and the related unaudited consolidated statements of operations, stockholders' equity and cash flows for the period then ended (the "Unaudited Financial Statements") (the Audited Financial Statements and the Unaudited Financial Statements are sometimes hereinafter collectively referred to as the "Financial Statements"). All such Financial Statements were prepared in accordance with generally accepted accounting principles consistently applied and fairly present its consolidated financial condition and results of operations as of the respective dates thereof and for the respective periods covered thereby.

                  (H) ABSENCE OF CHANGES. Except for the execution and delivery of this Plan and the transactions to take place pursuant hereto on the Merger Effective Date, since December 31, 1999 there has not been any change, development or event which, individually or together with other such changes, developments or events, could reasonably be expected to have a Material Adverse Effect on its business, financial condition or results of operations. Without limiting the foregoing, except as disclosed in Schedule 4.1(H) or in the Unaudited Financial Statements, there has not occurred between December 31, 1999 and the date hereof:

                           (i) any declaration, setting aside or payment of any
dividend or other distribution in respect of its capital stock, or any direct or indirect redemption, purchase or other acquisition by it or its banking subsidiary of any such capital stock of or any Option with respect to it or its banking subsidiary;

                           (ii) any authorization, issuance, sale or other
disposition by it or its subsidiary of any shares of capital stock of or Option with respect to it or its subsidiaries, or any modification or amendment of any right of any holder of any outstanding shares of capital stock of or Option with respect to it or its subsidiary;

                           (iii) (x) any increase in the salary, wages or other
compensation of any officer, employee or consultant of it or its subsidiaries whose annual salary is, or after giving effect to such change would be, $100,000 or more; (y) any establishment or modification of (A) targets, goals, pools or similar provisions in respect of any fiscal year under any benefit plan, employment contract or other employee compensation arrangement or (B) salary ranges, increase guidelines or similar provisions in respect of any benefit plan, employment contract or other employee compensation arrangement; or (z) any adoption, entering into, amendment, modification or termination (partial or complete) of any benefit plan except to the extent required by applicable Laws and, in the event compliance with legal requirements presented options, only to the extent the option which it or its subsidiary reasonably believed to be the least costly was chosen;

                           (iv) any borrowing by it or its subsidiaries except
in the ordinary course of business;

                           (v) with respect to any property securing any loan
or other credit arrangement made by it or its banking subsidiary, and to the knowledge of Southern or Peninsula, as the case may be, any physical damage, destruction or other casualty loss (whether or not covered by insurance) in an aggregate amount exceeding $100,000;

                           (vi) any material change in (w) any pricing,
investment, accounting, financial reporting, credit, allowance or tax practice or policy of it or its subsidiaries, (x) any method of calculating any bad debt, contingency or other reserve of it or its subsidiaries for accounting, financial reporting or tax purposes, (y) the fiscal year of it or its subsidiaries or (z) any credit policy or standard of it or its banking subsidiary, including, without limitation, criteria relating to placement of a debtor on any credit watch or other similar list maintained by it or its subsidiary;

                           (vii) with respect to any loan or other credit
arrangement made by it or its banking subsidiary, any write off or write down of or any determination to write off or write down any such loan or other credit arrangement in an aggregate amount exceeding $10,000 per month;

                           (viii) except for the sale of foreclosed properties,
or properties received in lieu of foreclosure in the ordinary course of business consistent with past practice, any acquisition or disposition of, or incurrence of a lien or other encumbrance on, any assets and properties of it or its banking subsidiary;

                           (ix) any (x) amendment of the certificate or
articles of incorporation or by-laws (or other comparable corporate charter documents) of it or its subsidiaries, (y) reorganization, liquidation or dissolution of it or its subsidiaries or (z) merger, consolidation or business combination involving it or its subsidiaries and any other person;

                           (x) any capital expenditures or commitments for
additions to property, plan or equipment of it or its subsidiaries constituting capital assets in an aggregate amount exceeding $100,000;

                           (xi) any commencement or termination by it or its
subsidiaries of any line of business;

                           (xii) any transaction by it or its subsidiaries with
any officer, director, affiliate or associate of it or its subsidiary or any affiliate or associate of any such officer, director or affiliate (other than it or its subsidiary) (A) outside the ordinary course of business consistent with past practice or (B) other than on an arm's-length basis, other than pursuant to any Contract in effect on December 31, 1999 and disclosed in
Schedule 4.1(H);

                           (xiii) any agreement to do or engage in any of the
foregoing;

                           (xiv) any other transaction involving, or
development affecting, it or its subsidiaries outside the ordinary course of business consistent with past practice, except as disclosed in Schedule 4.1(H).

                  (I) NO UNDISCLOSED LIABILITIES. Except as referred to or reserved against in its Financial Statements, there are no liabilities against, relating to or affecting it or its subsidiary or any of their respective assets and properties, other than liabilities incurred in the ordinary course of business consistent with past practice which in the aggregate are not material to the business, financial condition or results of operations of it or its subsidiaries.

                  (J) LITIGATION; REGULATORY ACTION. Except as set forth in
Schedule 4.1(J) or in its Financial Statements, no litigation, proceeding, or controversy before any court or governmental agency is pending which, either by itself or in the aggregate with one or more other events, occurrences or circumstances, is reasonably likely to have a Material Adverse Effect on it and, to the best of its knowledge, no such litigation, proceedings or controversy has been threatened; and except as set forth in Schedule 4.1(J), neither it nor any of its subsidiaries is a party to, or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or has adopted any board resolution at the request of, any federal, state or other government, governmental agency or authority charged with the supervision or regulation of financial institutions or their holding companies or the issuance of securities or engaged in the insurance of deposits (including, without limitation, the Florida Department of Banking, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation) or the supervision or regulation of it or any of its subsidiaries or properties (collectively, the "REGULATORY AUTHORITIES"); and neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission or any such resolutions.

                  (K) COMPLIANCE WITH LAWS. Each of its and its subsidiaries is in material compliance, in the conduct of its business, with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws relating to discriminatory business practices; and each of it and its banking subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to conduct their businesses substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and neither it nor its banking subsidiary has received notification or communication from any Regulatory Authority (i) asserting that it or its subsidiary is not in material compliance with any of the statutes, regulations, or ordinances which such Regulatory Authority enforces or (ii) threatening to revoke any license, franchise, permit, or governmental authorization or (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance (nor, to its knowledge, do any grounds for any of the foregoing exist).

                  (L) MATERIAL CONTRACTS. Except as set forth in Schedule 4.1(L) or in its Financial Statements, and except for this Plan, neither it nor its subsidiaries are bound by any material contract, agreement or other arrangement to be performed after the date hereof.

                  (M) DEFAULTS. Neither it nor its subsidiaries are in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Neither it nor its subsidiaries are subject to, or bound by, any Contract containing covenants which (i) limit the ability of it or any such subsidiary to compete in any material line of business or with any person, or (ii) involve any material restriction of geographical area in which, or method by which, it or its subsidiary may carry on its business (other than as may be required by law or any applicable Regulatory Authority).

                  (N) REAL PROPERTY. Except as set forth in Schedule 4.1(N), it and its subsidiaries do not own any real property. Schedule 4.1(N) also contains a true and correct list of each parcel of real property leased by it or its subsidiaries (as lessor or lessee).

                           (i) It or its subsidiaries have a valid and
subsisting leasehold estate in and the right to quiet enjoyment of the real properties leased by any of them as lessee for the full term of the lease thereof. Each lease referred to in this paragraph (i) is a legal, valid and binding agreement, enforceable in accordance with its terms, and there is no, and neither it nor any subsidiary has received notice of any, default, or any condition or event which, after notice or lapse of time or both, would constitute a default thereunder. Neither it nor any subsidiary owes any brokerage commissions with respect to any such leased space.

                           (ii) Except as disclosed in Schedule 4.1(N), the
improvements on the real property identified therein are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to its knowledge, there are no condemnation or appropriation proceedings pending or threatened against any of such real property or the improvements thereon.

                  (O) TANGIBLE PERSONAL PROPERTY. It and its subsidiaries are in possession of and have good title to, or have valid leasehold interests in or valid rights under contact to use, all tangible personal property used in the conduct of their business, including all tangible personal property reflected on its Financial Statements and tangible personal property acquired subsequent to September 30, 2000, other than property disposed of since such date in the ordinary course of business consistent with past practice. All such tangible personal property is free and clear of all liens, other than liens disclosed in Schedule 4.1(O), and is in good working order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable laws.

                  (P) INTELLECTUAL PROPERTY RIGHTS. Schedule 4.1(P) lists all Intellectual Property (as such term is hereinafter defined) owned by it or its subsidiaries or used in their business and operations as currently conducted. Except as set forth in Schedule 4.1(P), it or its subsidiaries have such ownership and use (free and clear of all liens) of, or rights by license, lease or other agreement to use (free and clear of all liens), such Intellectual Property as is necessary to permit them to conduct their business and operations as currently conducted, except where the failure to have any such right would not have a material adverse effect on their business, financial condition or results of operations. Except as disclosed in Schedule 4.1(P), (i) all registrations with and applications to Regulatory Authorities in respect of such Intellectual Property are valid and in full force and effect and are not subject to the payment of any taxes or maintenance fees or the taking of any other actions to maintain their validity or effectiveness, (ii) there are no restrictions on the direct or indirect transfer of any license, or any interest therein in respect of such Intellectual Property, (iii) it and its subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of their trade secrets, (iv) neither it nor any subsidiary is, or has received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property and (v) neither it nor any subsidiary has any knowledge that such Intellectual Property is being infringed by any other person. Neither it nor any subsidiary has received notice that any of them are infringing any Intellectual Property of any other person, no claim is pending or, to their knowledge (after having made due inquiry), has been made to such effect that has not been resolved and, to their knowledge (after having made due inquiry), they are not infringing any Intellectual Property rights of any other person. For purposes of this Plan "INTELLECTUAL PROPERTY" means all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, formulae, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies, computer programs (including all source codes) and related documentation, software license and sub-license agreements, end-user license agreements for software, software maintenance agreements, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

                  (Q) NO BROKERS. Except as set forth in Schedule 4.1(Q), all negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it and its agents directly with the other parties hereto and their agents and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment.

                  (R) EMPLOYEE BENEFIT PLANS. Except as Previously Disclosed:

                           (i) Each party has delivered to the other a true and
complete copy of each "employee benefit plan" within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covering employees or former employees of it and Peninsula Bank (the "EMPLOYEES").

                           (ii) All employee benefit plans of each party
covering Employees, to the extent subject to ERISA (the "ERISA PLANS"), have been operated and administered, and are in material compliance with, applicable law, including ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act or any rules or regulations thereunder, and all filings, disclosures and notices required by any such laws have been timely made, except for failures to so comply which are not reasonably likely, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it. Each ERISA Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("PENSION PLAN") and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), has either (a) received a favorable determination letter from the Internal Revenue Service; or (b) is or will be the subject of an application for a favorable determination letter, and it is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter. There is no pending or, to the best of its knowledge, threatened litigation relating to the ERISA Plans which is reasonably likely, either by itself or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it; and neither it nor any of its subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject it or any of its subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA in an amount which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it.

                           (iii) No liability under Subtitle C or D of Title IV
of ERISA has been or is expected to be incurred by Peninsula or Peninsula Bank with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a) (15) of ERISA, currently or formerly maintained by any of them or any entity which is considered one "employer" with it under Section 4001 (a) (14) of ERISA or Section 414 of the Code (an "ERISA AFFILIATE"), which liability is reasonably likely to have either by itself or in the aggregate with one or more other events, occurrences or circumstances a Material Adverse Effect on it. Peninsula and Peninsula Bank have not incurred and do not expect to incur any withdrawal liability with respect to a multi-employer plan under Subtitle E of Title IV of ERISA. No notice of a "reportable event" within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or the Pension Plan of an ERISA Affiliate ("ERISA AFFILIATE PLAN") within the 12-month period ending on the date hereof. To Peninsula's knowledge, there is no pending investigation or enforcement action by the Pension Benefit Guaranty Corporation ("PBGC"), the Department of Labor (the "DOL") or the IRS or any other governmental agency with respect to any employee benefit plan.

                           (iv) All contributions required to be made under the
terms of any ERISA Plan of either party or any ERISA Affiliate have been timely made; and no pension plan of either party or any ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of
Section 412 of the Code or Section 302 of ERISA.

                           (v) Under each Pension Plan or ERISA Affiliate Plan,
as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a) (16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Plan's or ERISA Affiliate Plan's most recent actuarial valuation) did not exceed the then current value of the assets of such Pension Plan or ERISA Affiliate Plan, and there has been no material adverse change in the financial position of such Pension Plan or ERISA Affiliate Plan since the last day of the most recent plan year nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder which in either case reasonably could be expected to change such result.

                           (vi) There are no material current or projected
liabilities for retiree health or life insurance benefits;

                  (S) NO REGULATORY IMPEDIMENT. It knows of no reason why the regulatory approvals referred to in Section 6.2 should not be obtained.

                  (T) LABOR MATTERS. Neither it nor any subsidiary is a party to, or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it or any subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations
Act) or seeking to compel it or its subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

                  (U) INSURANCE. Schedule 4.1(U) contains a true and complete list (including the names and addresses of the insurers, the expiration dates thereof, the annual premiums and payment thereof and a brief description of the interests insured thereby) of all liability, property, workers' compensation, directors' and officers' liability and other insurance policies currently in effect that insure the business, operations or employees of it or any subsidiary or affect or relate to the ownership, use or operation of any of their assets and properties and that (i) have been issued to any of them or (ii) have been issued to any person for their benefit. The insurance coverage provided by the policies described in clause (i) above will not terminate or lapse by reason of the transactions contemplated by this Plan. Each policy listed in Schedule 4.1(U) is valid and binding and in full force and effect, no premiums due thereunder have not been paid and neither it, any subsidiary nor the person to whom such policy has been issued has received any notice of cancellation or termination in respect of any such policy or is in default thereunder. The insurance policies listed in Schedule 4.1(U), in light of the respective business, operations and assets and properties of it and its subsidiaries, are in amounts and have coverages that are reasonable and customary for persons engaged in such businesses and operations and having such assets and properties. Neither it nor its subsidiaries have received notice that any insurer under any insurance policy (x) is denying liability with respect to a claim thereunder or defending under a reservation of rights clause or (y) has filed for protection under applicable bankruptcy or insolvency laws or is otherwise in the process of liquidating or has been liquidate. Schedule 4.1(U) sets forth a complete and accurate list of all claims in excess of $25,000 made under the policies and binders described in clause (i) above since December 31, 1999. Neither it nor its subsidiaries have or maintain any self-insurance arrangement.

                  (V) AFFILIATE TRANSACTIONS. Except as disclosed in Schedule 4.1(V), in any other Schedule to this Plan or in the Financial Statements, as of the date of this Agreement there are no intercompany liabilities between Peninsula and Peninsula Bank, on the one hand, and Southern and its subsidiaries, on the other. Neither any officer, director, affiliate or associate of Peninsula or Southern, nor any associate of any such officer, director or affiliate, provides or causes to be provided any assets, services of facilities to Peninsula or Southern, respectively; neither Peninsula nor Southern provides or causes to be provided any assets, services or facilities to any such officer, director, affiliate or associate; and neither Peninsula nor Southern beneficially owns, directly or indirectly, any assets of any such officer, director, affiliate or associate. Except as disclosed in Schedule 4.1(V), in any other Schedule to this Plan or in the Financial Statements, each of the liabilities and transactions referred to in the previous sentence was incurred or engaged in, as the case may be, on an arm's length basis. Except as disclosed in Schedule 4.1(V), since December 31, 1999, all settlements of intercompany liabilities between Peninsula and Peninsula Bank, on the one hand, Southern and its subsidiaries on the other, and all such settlements between Peninsula and Southern and their respective officers, directors, affiliates and associates, have been made, and all allocations of intercompany expenses have been applied, in the ordinary course of business consistent with past practice.

                  (W) ASSET CLASSIFICATION. Set forth on Schedule 4.1(W) is a list, accurate and complete in all material respects, of all loans, extensions of credit or other assets that are classified as of September 30, 2000 by it (the "ASSET CLASSIFICATION"); and no amounts of loans, extensions of credit or other assets that are classified by Peninsula Bank and Southern Bank as of September 30, 2000 by any regulatory examiner as "Other Assets Especially Mentioned", "Substandard", "Doubtful," "Loss," or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by Peninsula Bank and Southern Bank, respectively, prior to September 30, 2000. The allowances for loan losses disclosed in the Financial Statements were, and the allowances for loan losses for periods ending after the date of this Plan will be, adequate as of the date thereof, under generally accepted accounting principles consistently applied to banks and bank holding companies and under all other regulatory requirements, for all losses reasonably anticipated in the ordinary course of business as of the date thereof based on information available as of such date, and the assets comprising other real estate owned and in-substance foreclosures included in any of their non- performing assets are carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.

                  (X) TAKEOVER LAWS; DISSENTERS' RIGHTS. It has taken all necessary action to exempt the transactions contemplated by this Plan from, or the transactions contemplated by this Plan are otherwise exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "control transaction," "business combination" or other anti-takeover laws and regulations (collectively, the "TAKEOVER LAWS") of the State of Florida, including, without limitation, Sections 607.0901 and 607.0902, Florida Statutes.

                  (Y) ENVIRONMENTAL MATTERS. Except as set forth in Schedule 4.1(Y), to the best of its knowledge:

                           (i) neither it nor any subsidiary, nor any
properties owned or operated by it or any subsidiary, has been or is in violation of or liable under any Environmental Law (as such term is defined in subsection (iii) below), except for such violations or liabilities that, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, would not have a Material Adverse Effect on its assets, business, financial condition or results of operations taken as a whole. There are no (and there is no reasonable basis for any) actions, suits or proceedings, or demands, claims, notices or investigations including, without limitation, notices, demand letters or requests for information from any environmental agency or other person, instituted, pending or threatened relating to the liability of any property owned or operated by it or any subsidiary under any Environmental Law.

                           (ii) Neither it nor any subsidiary has received any
notice, citation, summons or order, complaint or penalty assessment by any governmental or other entity or person with respect to a property in which it or any subsidiary holds a security interest or other lien for (i) any alleged violation of Environmental Law, (ii) any failure to have any environmental permit, certificate, license, approval, registration, and (iii) any use, possession, generation, treatment, storage, recycling, transportation or disposal of any Hazardous Material (as such term is defined in subsection (3), below).

                           (iii) The following definitions apply for purposes
of this Plan: "ENVIRONMENTAL LAW" means (i) any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as in effect on or prior to the date of this Plan and includes, without limitation, the Federal Comprehensive Environmental

Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; "HAZARDOUS MATERIAL" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, and includes, without limitation, any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl;

                  (Z) TAX MATTERS. Except as set forth in Schedule 4.1(Z), (i) all reports and returns with respect to Taxes (as defined below) that are required to be filed by or with respect to it or its subsidiary (collectively, the "TAX RETURNS"), have been duly filed, or requests for extensions have been timely filed and have not expired except to the extent any such filing is not yet due or all such failures to file, taken together, are not reasonably likely to have either by themselves or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it, and such Tax Returns were true, complete, accurate and correct in all material respects,
(ii) all taxes (which shall mean federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, occupancy, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties, operations or activities of it, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties, collectively the "TAXES") shown to be due on the Tax Returns have been paid in full on or before the due date or are being contested in good faith and adequately reserved for on its consolidated balance sheet, (iii) the Tax Returns have never been examined by the Internal Revenue Service, (iv) no notice of deficiency, pending audit or assessment with respect to the Tax Returns has been received from the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (v) all Taxes due with respect to completed and settled examinations have been paid in full, (vi) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely to result in a determination that would have, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it, except as reserved against in its Financial Statements, and (vii) no waivers of statutes of limitations have been given by or requested with respect to any Taxes of it.

         (AA) REORGANIZATION. It is aware of no reason why the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

         (BB) ARTICLES AND BYLAWS. It has previously delivered to the other party the articles of incorporation and bylaws (or other comparable corporate charter documents) of it and each of its subsidiaries which are true, correct and complete copies of such documents as in effect on the date of this Plan.

         (CC) DISCLOSURE. All material facts to the business, financial condition or results of operations of it or its subsidiaries have been disclosed to the other party in connection with this Plan. No representation or warranty contained in this Plan, and no statement contained in the Schedules hereto or in any certificate, list or other writing furnished pursuant to any provision of this Plan contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

                                 V. COVENANTS.

Peninsula hereby covenants to Southern, and Southern hereby covenants to Peninsula, that:

         5.1 REASONABLE BEST EFFORTS. Subject to the terms and conditions of this Plan, it shall use its best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, as promptly as practicable so as to permit consummation of the Merger at the earliest possible date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto, and each party shall use, and shall cause each of their respective subsidiaries to use, its best efforts to cause to be satisfied the conditions referred to in Article VI, to lift or rescind any injunction, restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Plan, to obtain all consents (governmental or other) necessary or desirable for the consummation of the transactions contemplated by this Plan and to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated by this Plan.

         5.2 PRESS RELEASES. Unless approved by the other party hereto in advance, it will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by law.

         5.3 ACCESS; INFORMATION.

                  (A) Upon reasonable notice, it will afford the other party hereto, and its officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Merger Effective Date to all of its properties, books, contracts, commitments and records and, during such period, it shall furnish promptly to the other party hereto, (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state banking or other laws, and (ii) all other information concerning its business, properties and personnel as the other parties hereto may reasonably request. No party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or agreement entered into prior to the date hereof. The parties will use their reasonable best efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

                  (B) No investigation pursuant to this Section 5.3 by any party shall affect or be deemed to modify or waive any representation or warranty made by any other party hereto or the conditions to the obligation of the first party to consummate the transactions contemplated by this Plan; and each party hereto will not use any information obtained pursuant to this
Section 5.3 for any purpose unrelated to this Plan, the consummation of the transactions contemplated hereby and, if the Merger is not consummated, will hold all information and documents obtained pursuant to this paragraph in confidence (as provided in Section 8.6) unless and until such time as such information or documents become publicly available other than by reason of any action or failure to act by such party or as it is advised by counsel that any such information or document is required by law to be disclosed, and in the event of the termination of this Plan, each party will, upon request by the other party, deliver to the other all documents so obtained by it or destroy such documents.

         5.4 ACQUISITION PROPOSALS. In the case of Peninsula only, it shall not solicit or encourage inquiries or proposals with respect to, or, except as required by the fiduciary duties of its Board of Directors (as advised in writing by its counsel), furnish any nonpublic information relating to or participate in any negotiations or discussions concerning, any tender offer or exchange offer for, or any proposal for the acquisition or purchase of all or a substantial portion of its assets, or a substantial equity interest in it or in any of its subsidiaries, or any merger or other business combination other than as contemplated by this Plan, and it shall instruct its officers, directors, agents, advisors and affiliates to refrain from doing any of the foregoing; provided that, notwithstanding the foregoing, it may communicate information about any such proposal to its stockholders if and to the extent that it is legally required to do so (as advised in writing by its counsel); it shall notify the other party immediately if any such inquiries or proposals are received by it or if any person seeks to initiate such negotiations or discussions.

         5.5 PLACEMENT AGREEMENTS. In the case of Peninsula only, it will cause each of its executive officers and directors to execute and deliver to Southern on or before the Merger Effective Date an agreement in the form attached hereto as Schedule 5.5 making certain representations and warranties and restricting the disposition of the shares of Southern Common Stock to be received by such person in exchange for such person's shares of Peninsula Common Stock or shares of Southern Common Stock issuable pursuant to the exercise of the Peninsula Options, as applicable.

         5.6 TAKEOVER LAWS. It shall not take any action that would cause the transactions contemplated by this Plan to be subject to any applicable state takeover statute in effect as of the date of this Plan and shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from, or if necessary challenge the validity or applicability of, any applicable state takeover law, as now or hereafter in effect, including, without limitation, the provisions of Section 607.0902, Florida Statutes.

         5.7 NO RIGHTS TRIGGERED.

                  (A) It shall take all necessary steps to ensure that the entering into of this Plan and the consummation of the transactions contemplated hereby and thereby (including without limitation the Merger) and any other action or combination of actions, or any other transactions contemplated hereby or thereby do not and will not (i) result in the grant of any rights or claims under it's articles of incorporation or bylaws or under any agreement to which it or any of its subsidiaries is a party, or (ii) restrict or impair in any way the ability of the other party to exercise the rights granted hereunder.

                  (B) It shall not adopt any plan or arrangement that would adversely affect in any way the rights of the other party under this Plan.

         5.8 REGULATORY APPLICATIONS. It undertakes and agrees to use its best efforts to cause the Merger to be effected, including, without limitation, promptly preparing and filing any and all regulatory applications and disclosure documents.

         5.9 QUARTERLY INFORMATION. It shall promptly after the end of each fiscal quarter after the date of this Plan and on the Merger Effective Date provide the other party with a list of all of its loans, extensions of credit or other assets that have been classified internally or by any regulatory examiner since the date it provided the other party with the Asset Classification.

         5.10 NOTIFICATION OF CERTAIN MATTERS. It shall give prompt notice to the other party of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

         5.11 REGISTRATION STATEMENT. The shares of Southern Common Stock to be issued to Peninsula shareholders in the Merger shall be registered by Southern under the Securities Act of 1933, as amended, and applicable state securities laws.

         5.12 INDEMNIFICATION. For a period of six years after the Merger Effective Date, Southern shall indemnify, defend and hold harmless each director and executive officer of Peninsula and Peninsula Bank against all liabilities arising out of actions or omissions occurring upon or prior to the Merger Effective Date (including without limitation the transactions contemplated by this Plan) to the extent authorized under Florida law.

                 VI. CONDITIONS TO CONSUMMATION OF THE MERGER.

Consummation of the Merger is conditioned upon:

         6.1 STOCKHOLDER VOTE. Approval of the Merger and the other transactions contemplated hereby by the required vote of the stockholders of Peninsula and Southern as and to the extent required by law.

         6.2 REGULATORY APPROVALS. Procurement by Southern and Peninsula of all requisite approvals and consents of Regulatory Authorities, and the expiration of applicable statutory waiting periods relating thereto, provided, however, that no such approval or consent shall have imposed any condition or requirement (other than conditions or requirements set forth in any Schedule hereto) which would so materially and adversely impact the economic or business benefits to Southern or the stockholders of Peninsula of the transactions contemplated by this Plan that, had such condition or required been known, such party would not, in its reasonable judgment, have entered into this Plan.

         6.3 THIRD PARTY CONSENTS. All consents or approvals of all persons (other than Regulatory Authorities) required for the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Peninsula or Southern.

         6.4 NO PROHIBITION. There not being in effect any law, order, decree or injunction of any court or agency of competent jurisdiction that restrains, enjoins or otherwise prohibits or makes illegal consummation of the Merger or which could be reasonably expected to result in a material diminution of the benefits of the transaction to Southern or the stockholders of Peninsula, and there shall not be pending or threatened on the Merger Effective Date any action or proceeding which could reasonably be expected to result in the enactment or issuance of any such law, order, decree or injunction.

         6.5 LEGAL OPINIONS.

                  (A) The receipt by Peninsula and its directors of an opinion, dated the Merger Effective Date, of Shutts & Bowen, LLP, counsel for Southern, in form and substance reasonably satisfactory to Peninsula; and

                  (B) The receipt by Southern and its directors of an opinion, dated the Merger Effective Date, of Smith, Mackinnon, Greeley, Bowdoin, Edwards, Brownlee & Marks, P.A., counsel to Peninsula, in form and substance reasonably satisfactory to Southern.

         6.6 REPRESENTATIONS, WARRANTIES AND COVENANTS. (i) Each of the representations and warranties contained herein of any party being true and correct as of the date of this Plan and upon the Merger Effective Date with the same effect as though all such representations and warranties had been made on the Merger Effective Date, except (x) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (y) as expressly contemplated by this Plan, or (z) for representations and warranties (other than the representations and warranties set forth in Paragraph (A) of Article IV, which shall be true and correct in all material respects) the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Plan; (ii) each and all of the agreements and covenants contained herein of any party to be performed and complied with pursuant to this Plan and the other agreements contemplated hereby prior to the Merger

Effective Date shall have been duly performed and complied with in all material respects, and (iii) each of Peninsula and Southern shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the other party dated the Merger Effective Date, to such effect.

         6.7 PLACEMENT AGREEMENTS. Southern shall have received a completed and executed placement agreement from each of Peninsula's executive officers and directors.

         6.8 TAX OPINION. Southern and Peninsula shall have received an opinion from Shutts & Bowen, LLP, to the effect that the Merger constitutes a reorganization under Section 368 of the Code and that no gain or loss will be recognized by the shareholders of Peninsula who receive shares of Southern Common Stock except to the extent of any cash received by such persons from Southern, which such opinion may rely upon factual representations contained in certificates of officers of Southern, Peninsula and others.

         6.9 ELECTION OF DIRECTORS. The election or appointment of the directors of Southern and as set forth in Section 1.1(D).

         6.10 OPINION OF FINANCIAL ADVISOR.

                  (A) Peninsula having received the written opinion of ProfessionalBankServices, Inc., in form and substance satisfactory to Peninsula, as to the fairness of the Merger to the stockholders of Peninsula from a financial point of view, dated as of the date of this Plan and as of the date of any solicitation of proxies from the stockholders of Peninsula for a vote to approve this Plan and the Merger.

                  (B) Southern having received the written opinion of The Carson Medlin Company, in form and substance satisfactory to Southern, as to the fairness of the Merger to the stockholders of Southern from a financial point of view as of the date of this agreement and as of the date of any solicitation of proxies from the stockholders of Southern for a vote to approve this Plan and the Merger.

Provided, however, a failure to satisfy any of the conditions set forth in Sections 6.5(B) and 6.10(B) shall only constitute conditions if asserted by Southern; and a failure to satisfy any of the conditions set forth in Sections 6.5(A), 6.9, and 6.10(A) of this Article VI shall only constitute conditions if asserted by Peninsula.

                               VII. TERMINATION.

         7.1 TERMINATION. This Plan may be terminated prior to the Merger Effective Date either before or after receipt of required shareholder approvals:

                  (A) MUTUAL CONSENT. At any time prior to the Merger Effective Date, by the mutual consent of Southern and Peninsula, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

                  (B) BREACH. At any time prior to the Merger Effective Date, by Southern or Peninsula, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of (i) a breach by the other party of any representation or warranty contained herein, which breach has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breaches, individually or in the aggregate, materially adversely affect the Merger and the other transactions contemplated by this Plan, or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach.

                  (C) DELAY. By Southern or Peninsula, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by June 30, 2001; provided, however, that such date may be extended by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Plan;

                  (D) NO APPROVAL. By Peninsula, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that any stockholder approval contemplated by Section 6.1 is not obtained at a meeting or meetings called for the purpose of obtaining such approval; or

                  (E) FAILURE TO RECOMMEND, ETC. By Southern, at any time prior to the stockholders' meeting of Peninsula, if the Board of Directors of Peninsula shall have failed to recommend approval of the Merger, withdrawn such recommendation or modified or changed such recommendation in a manner adverse to the interests of Southern.

         7.2 EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Plan and the abandonment of the Merger pursuant to this Article VII, no party to this Plan shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 8.1, and (ii) that termination will not relieve a breaching party from liability for any willful breach of this Plan giving rise to such termination.

                              VIII. OTHER MATTERS.

         8.1 SURVIVAL. If the Merger Effective Date occurs, the agreements of the parties in Article II of this Plan and in Sections 5.12, 8.1, 8.3, 8.4, 8.6, 8.7 and 8.9 of the Plan shall survive the Merger Effective Date; the representations, warranties, agreements and covenants contained in this Plan shall be deemed to be conditions of the Merger and shall not survive the Merger Effective Date. If this Plan is terminated prior to the Merger Effective Date, the agreements and representations of the parties in Sections 4.1(Q), 5.3(B), 7.2, 8.1, 8.4, 8.5, 8.6 and 8.9 shall survive such termination.

         8.2 WAIVER OR AMENDMENT. Prior to the Merger Effective Date, any provision of this Plan may be (i) waived by the party benefitted by the provision, or (ii) amended or modified at any time (including the structure of the transaction), by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Plan, except that, after the vote by the stockholders of Peninsula, the consideration to be received by the stockholders of Peninsula for each share of Peninsula Common Stock shall not thereby be decreased.

         8.3 COUNTERPARTS. This Plan may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Plan shall become effective when one counterpart has been signed by each party hereto.

         8.4 GOVERNING LAW. This Plan shall be governed by, and interpreted in accordance with, the substantive laws of the State of Florida without regard to its principles of conflicts of laws, except as federal law may be applicable.

         8.5 EXPENSES. Each party hereto will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby.

         8.6 CONFIDENTIALITY. Except as otherwise provided in Section 5.3, each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed.

         8.7 NOTICES. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto:

         If to Southern, to                 Charlie W. Brinkley, Jr.
                                            Chief Executive Officer
                                            Southern Community Bancorp
                                            250 North Orange Avenue
                                            Orlando, Florida 32801

         With, in each                      Rod Jones, Esq.
         instance, a copy to:               Shutts & Bowen, LLP
                                            300 South Orange Avenue, Suite 1000
                                            Orlando, Florida 32801

         If to Peninsula, to:               Thomas H. Dargan, Jr.
                                            Chief Executive Officer
                                            Peninsula Bancorp, Inc.
                                            1030 International Speedway Drive
                                            Daytona Beach, Florida 32114

         With, in each                      John P. Greeley, Esq.
         instance, a copy to:               Smith, Mackinnon, Greeley, Bowdoin,
                                            Edwards, Brownlee & Marks, P.A.
                                            255 South Orange Avenue, Suite 800
                                            Orlando, Florida 32801

         8.8 DEFINITIONS. Any term defined anywhere in this Plan shall have the meaning ascribed to it for all purposes of this Plan (unless expressly noted to the contrary). In addition:

                  (A) the term "knowledge" when used with respect to a party shall mean the knowledge, after due inquiry, of any "EXECUTIVE OFFICER" of such party, as such term is defined in Regulation O of the Federal Reserve Board;

                  (B) the term "MATERIAL ADVERSE EFFECT" shall mean (a) an event, occurrence or circumstance, which individually or in the aggregate, results, or is reasonably likely to result, in a decrease in the shareholders' equity account of a party, as determined in accordance with generally accepted accounting principles and as measured from its Unaudited Financial Statements in an amount equal to or greater than $100,000, including, without limitation,
(i) the making of any provisions for possible loan and lease losses, write-downs of other real estate and taxes, (ii) operating losses and (iii) a breach of a representation or warranty, or (b) a breach of a representation or warranty which would materially impair the party's ability to perform its obligations under this Plan or the consummation of the Merger and the other transactions contemplated by this Plan; provided, however, that the term Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities; (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and bank holding companies generally; and (c) expenses accrued by Southern in connection with the organization of Southern Community Bank of Southwest Florida and the Offering.

         8.9 ENTIRE UNDERSTANDING; NO THIRD PARTY BENEFICIARIES. This Plan represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Nothing in this Plan expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Plan.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

Attest:                                              SOUTHERN COMMUNITY BANCORP


      /s/ STEPHEN R. JEUCK                  By:     /s/   CHARLIE W. BRINKLEY, JR.
-----------------------------------            --------------------------------------------------------------
Stephen R. Jeuck, Secretary                               Charlie W. Brinkley, Jr., Chief Executive Officer



         Attest:                                     PENINSULA BANCORP, INC.


       /s/ KEITH A. BULKO                   By:         /s/ THOMAS H. DARGAN, JR.
-----------------------------------            -------------------------------------------------------------
Keith A. Bulko, Secretary                                  Thomas H. Dargan, Jr., Chief Executive Officer


                                   EXHIBIT B

                  OPINION OF PROFESSIONAL BANK SERVICES, INC.

                                 Date XX, 2001


Board of Directors
Peninsula Bancorp, Inc.
1030 International Speedway Boulevard
Daytona Beach, Florida 32114

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of Peninsula Bancorp, Inc., Daytona Beach, Florida (the "Company") of the proposed merger of the Company with Southern Community Bancorp, Orlando, Florida ("Southern Bancorp"). In the proposed merger, Company shareholders will receive 0.625 shares of Southern Bancorp common stock for each Company common share, as further defined in the Agreement and Plan of Reorganization by and between the Company and Southern Bancorp (the "Agreement").

Professional Bank Services, Inc. ("PBS") is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. PBS is independent with respect to the parties of the proposed transaction.

For purposes of this opinion, PBS performed a review and analysis of the historic performance of the Company, Southern Bancorp and their respective subsidiary banks, Peninsula Bank and Southern Community Bank including: (i) December 31, 1999 independent audit report of Peninsula Bank (ii) December 31, 1998 and 1999 independent audit report of Southern Bancorp; (iii) March 31, 2000, unaudited financial statements of Southern Bancorp; (iv) June 30, 2000 unaudited financial statements of Peninsula Bank (v) December 31, 1998, December 31, 1999, March 31, 2000 and June 30, 2000 Reports of Condition and Income as filed by Peninsula Bank and Southern Community Bank with the Federal Deposit Insurance Corporation; (vi) June 30, 2000 Uniform Bank Performance Reports for Peninsula Bank and Southern Community Bank (vii) July 17, 2000 Southern Community Bancorp common stock offering prospectus and (viii) Pro-forma projections for financial projections for December 31, 2000 through December 31, 2005 for the Company and Southern Bancorp as provided by management. In addition, PBS has reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics.

Board of Directors
Peninsula Bancorp, Inc.
Date XX, 2001
Page Two

Financial analysis as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry.

PBS has not compiled, or audited the financial statements of the Company or Southern Bancorp, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. PBS has not made independent evaluation of the assets of the Company or Southern Bancorp.

PBS, its officers, and its staff have no present business interest in the Company or Southern Bancorp. No benefits will accrue to PBS as a result of this review, other than the professional fees previously agreed to by the Company. Fees paid to PBS for the preparation of this review are neither dependent, nor contingent upon any transaction or upon the results of the review.

Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of the Company under the Agreement is fair and equitable from a financial perspective.

                                              Very truly yours,


                                              Professional Bank Services, Inc.

                                   EXHIBIT C

                            DISSENTERS PROVISIONS OF
                        FLORIDA BUSINESS CORPORATION ACT

                        Florida Business Corporation Act

SECTION 607.1301. DISSENTERS' RIGHTS;  DEFINITIONS

         The following definitions apply to ss. 607.1302 and 607.1320:

         (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

         (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

SECTION 607.1302. RIGHT OF SHAREHOLDERS TO DISSENT

         (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

         (a) Consummation of a plan of merger to which the corporation is a party:

         1. If the shareholder is entitled to vote on the merger, or

         2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

         (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

         (c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

         (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

         (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

         1. Altering or abolishing any preemptive rights attached to any of his or her shares;

         2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

         3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

         4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

         5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

         6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

         7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

         (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

         (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

         (3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

         (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

         (5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SECTION 607.1320. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

         (1) (a) If a proposed corporate action creating dissenters' rights under s. 607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of ss. 607.1301, 607.1302, and
607.1320. A shareholder who wishes to assert dissenters' rights shall:

         1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

         2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

         (b) If proposed corporate action creating dissenters' rights under s.
607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

         (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

         (3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

         (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

         (a) Such demand is withdrawn as provided in this section;

         (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

         (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

         (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

         (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

         (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

         (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

         (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

         (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

         (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

         (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

         (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                   EXHIBIT D

                           SOUTHERN COMMUNITY BANCORP

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report....................................................................................D-1

Consolidated Balance Sheets, December 31, 2000 and 1999.........................................................D-2

Consolidated Statements of Operations for the Years Ended
         December 31, 2000 and 1999.............................................................................D-3

Consolidated Statements of Changes in Stockholders' Equity for the
         Years Ended December 31, 2000 and 1999.................................................................D-4

Consolidated Statements of Cash Flows for the Years Ended
         December 31, 2000 and 1999.............................................................................D-5

Notes to Consolidated Financial Statements for the Years Ended
         December 31, 2000 and 1999.............................................................................D-6


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Southern Community Bancorp
Orlando, Florida:

         We have audited the accompanying consolidated balance sheets of Southern Community Bancorp and Subsidiaries (the "Company") at December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA
Orlando, Florida
February 2, 2001

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                                         AT DECEMBER 31,
                                                                            -------------------------------------
                                                                                   2000                    1999
                                                                            -------------             -----------
       ASSETS
Cash and due from banks                                                     $  14,562,217               4,519,649
Federal funds sold                                                             12,751,000                      --
                                                                            -------------             -----------
                   Cash and cash equivalents                                   27,313,217               4,519,649

Securities available for sale                                                  18,745,599              11,997,900
Loans receivable, net of allowance for loan losses of
       $1,794,983 in 2000 and $621,000 in 1999                                150,733,879              61,362,573
Accrued interest receivable                                                     1,154,136                 554,036
Federal Home Loan Bank stock, at cost                                             212,400                 212,400
Premises and equipment, net                                                     9,705,204               4,317,768
Deferred income tax asset                                                         250,279                 811,146
Other assets                                                                    2,697,860                  88,696
                                                                            -------------             -----------

                   Total assets                                             $ 210,812,574              83,864,168
                                                                            =============             ===========

       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
       Noninterest-bearing demand deposits                                     22,392,360              10,768,768
       Money-market deposits                                                   17,118,064              14,051,702
       Savings and NOW deposits                                                39,609,523               5,757,244
       Time deposits                                                          103,104,728              34,485,277
                                                                            -------------             -----------

                   Total deposits                                             182,224,675              65,062,991

       Federal funds purchased                                                         --               6,000,000
       Official checks                                                          1,445,908                 662,237
       Other liabilities                                                          791,046                 300,453
                                                                            -------------             -----------

                   Total liabilities                                          184,461,629              72,025,681
                                                                            -------------             -----------

Commitments and contingencies (Notes 4, 6, 7 and 16)

Stockholders' equity:
       Common stock, $1 par value, 10,000,000 shares authorized,
             1,720,098 and 884,425 shares issued and outstanding                1,720,098                 884,425
       Additional paid-in capital                                              25,173,184              12,381,950
       Accumulated deficit                                                       (825,699)             (1,225,661)
       Accumulated other comprehensive income (loss)                              283,362                (202,227)
                                                                            -------------             -----------
                   Total stockholders' equity                                  26,350,945              11,838,487
                                                                            -------------             -----------
                   Total liabilities and stockholders' equity               $ 210,812,574              83,864,168
                                                                            =============             ===========







See accompanying Notes to Consolidated Financial Statements.

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                              ---------------------------------
                                                                                 2000                  1999
                                                                              -----------            ----------
Interest income:
       Loans receivable                                                       $10,701,962             2,715,861
       Securities available for sale                                            1,123,379               398,178
       Other interest earning assets                                              686,853               285,012
                                                                              -----------            ----------
            Total interest income                                              12,512,194             3,399,051
                                                                              -----------            ----------
Interest expense:
       Deposits                                                                 6,148,727             1,168,568
       Other borrowings                                                            52,532                17,171
                                                                              -----------            ----------
            Total interest expense                                              6,201,259             1,185,739
                                                                              -----------            ----------
Net interest income                                                             6,310,935             2,213,312

            Provision for loan losses                                           1,173,983               609,000
                                                                              -----------            ----------
Net interest income after provision for loan losses                             5,136,952             1,604,312
                                                                              -----------            ----------
Noninterest income:
       Service charges on deposit accounts                                        266,271                53,036
       Gain on the sale of securities available for sale                           29,594                    --
       Earnings on bank owned life insurance                                       84,056                    --
       Other service charges and fees                                             215,495                62,858
                                                                              -----------            ----------
            Total noninterest income                                              595,416               115,894
                                                                              -----------            ----------
Noninterest expenses:
       Salaries and employee benefits                                           2,034,987             1,464,520
       Occupancy expense                                                          979,761               804,439
       Preopening expenses                                                        659,064                    --
       Data processing                                                            287,488               127,413
       Printing and office supplies                                               164,491               148,313
       Marketing and advertising                                                  211,321               173,586
       Professional fees                                                          175,237               135,682
       Other                                                                      520,661               362,461
                                                                              -----------            ----------
            Total noninterest expenses                                          5,033,010             3,216,414
                                                                              -----------            ----------
            Earnings (loss) before income tax provision (benefit)                 699,358            (1,496,208)

Income tax provision (benefit)                                                    299,396              (554,223)
                                                                              -----------            ----------
            Net earnings (loss)                                               $   399,962              (941,985)
                                                                              ===========            ==========
Earnings (loss) per share:
       Basic                                                                  $       .40                 (1.10)
                                                                              ===========            ==========
       Diluted                                                                $       .40                 (1.10)
                                                                              ===========            ==========


See accompanying Notes to Consolidated Financial Statements.

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                                             ACCUMULATED
                                                                                                OTHER
                                                                                               COMPRE-
                                                                 ADDITIONAL                    HENSIVE           TOTAL
                                                   COMMON         PAID-IN       ACCUMULATED     INCOME       STOCKHOLDERS'
                                                   STOCK          CAPITAL         DEFICIT       (LOSS)           EQUITY
                                                   -----        -----------    ------------  ------------    -------------

Balance at December 31, 1998                  $   834,425       11,681,950        (283,676)            --        12,232,699
                                                                                                                -----------

Comprehensive income (loss):

    Net loss                                           --               --        (941,985)            --          (941,985)

    Net change in unrealized loss on
       securities available for sale,
       net of tax                                      --               --              --       (202,227)         (202,227)
                                                                                                                -----------

    Comprehensive income (loss)                                                                                  (1,144,212)

Sale of common stock                               50,000          700,000              --             --           750,000
                                              -----------       ----------      ----------       --------       -----------

Balance at December 31, 1999                      884,425       12,381,950      (1,225,661)      (202,227)       11,838,487
                                                                                                                -----------

Comprehensive income (loss):

    Net earnings                                       --               --         399,962             --           399,962

    Net change in unrealized gain
       on securities available for sale,
       net of tax                                      --               --              --        485,589           485,589
                                                                                                                -----------
    Comprehensive income                                                                                            885,551
                                                                                                                -----------

Common stock issued as compensation                   250            3,500              --             --             3,750

Sale of common stock in connection with
    401(k) Profit Sharing Plan                      5,155           72,170              --             --            77,325

Sale of common stock in connection
    with Employee Stock Purchase Plan                 986           13,804              --             --            14,790

Proceeds from common stock
    offering, net of offering costs of
    $152,111                                      829,282       12,701,760              --             --        13,531,042
                                              -----------       ----------      ----------       --------       -----------

Balance at December 31, 2000                  $ 1,720,098       25,173,184        (825,699)       283,362        26,350,945
                                              ===========       ==========      ==========       ========       ===========


See accompanying Notes to Consolidated Financial Statements.

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     YEARS ENDED DECEMBER 31,
                                                                                 -----------------------------
                                                                                      2000            1999
                                                                                 -------------     -----------
Cash flows from operating activities:
        Net earnings (loss)                                                      $     399,962        (941,985)
        Adjustments to reconcile net earnings (loss) to net cash
          provided by (used in) operating activities:
            Provision for loan losses                                                1,173,983         609,000
            Depreciation and amortization                                              345,785         184,180
            Provision (credit) for deferred income taxes                               299,396        (554,223)
            Net amortization of securities                                             (35,641)        (11,552)
            Common stock issued as compensation                                          3,750              --
            Gain on sale of securities available for sale                              (29,594)             --
            Increase in accrued interest receivable                                   (600,100)       (522,975)
            (Increase) decrease in other assets                                     (2,609,164)         28,052
            Increase (decrease) in official checks                                     783,671        (373,148)
            Increase in other liabilities                                              490,593         235,704
                                                                                 -------------     -----------
                Net cash provided by (used in) operating
                       activities                                                      222,641      (1,346,947)
                                                                                 -------------     -----------

Cash flows from investing activities:
        Proceeds from sale of securities available for sale                          8,931,325              --
        Maturities and repayments of securities available for sale                   1,190,891          18,005
        Purchases of securities available for sale                                 (16,057,620)    (12,315,472)
        Net increase in loans                                                      (90,545,289)    (60,768,968)
        Purchases of premises and equipment                                         (5,733,221)     (2,651,876)
        Purchases of Federal Home Loan Bank stock                                           --        (212,400)
                                                                                 -------------     -----------
                Net cash used in investing activities                             (102,213,914)    (75,930,711)
                                                                                 -------------     -----------

Cash flows from financing activities:
        Net increase in deposits                                                   117,161,684      61,789,387
        Net (decrease) increase in Federal funds purchased                          (6,000,000)      6,000,000
        Proceeds from issuance of common stock, net                                 13,623,157         750,000
                                                                                 -------------     -----------
                Net cash provided by financing activities                          124,784,841      68,539,387
                                                                                 -------------     -----------

Net increase (decrease) in cash and cash equivalents                                22,793,568      (8,738,271)

Cash and cash equivalents at beginning of year                                       4,519,649      13,257,920
                                                                                 -------------     -----------

Cash and cash equivalents at end of year                                         $  27,313,217       4,519,649
                                                                                 =============     ===========

Supplemental disclosures of cash flow information:
        Cash paid during the year for:
            Interest                                                             $   6,076,835       1,070,498
                                                                                 =============     ===========
            Income taxes                                                         $          --              --
                                                                                 =============     ===========
        Noncash investing activity-
            Accumulated other comprehensive income (loss),
                unrealized loss on securities available for sale,
                net of tax                                                       $     485,589        (202,227)
                                                                                 =============     ===========


See accompanying Notes to Consolidated Financial Statements.

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              DECEMBER 31, 2000 AND 1999 AND THE YEARS THEN ENDED

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION. Southern Community Bancorp (the "Holding Company") owns 100% of the outstanding common stock of Southern Community Bank and Southern Community Bank of Southwest Florida (collectively the "Banks"). Southern Community Bank of Southwest Florida was formed in 2000 and commenced operations on January 2, 2001. Southern Community Bank owns 100% of the outstanding common stock of Southern Community Insurance Agency, Inc. (the "Insurance Agency"). The Holding Company was formed on July 30, 1999 and on April 15, 1999, the Southern Community Bank stockholders approved a plan of corporate reorganization under which Southern Community Bank became a wholly-owned subsidiary of the Holding Company. Southern Community Bank stockholders exchanged their common shares for shares of the Holding Company. As a result, all of the previously issued $7.50 par value common shares of the Bank were exchanged for 834,425 shares of the $1.00 par value common shares of the Holding Company. The Holding Company's acquisition of Southern Community Bank has been accounted for similar to a pooling of interests and, accordingly, the financial data for periods presented include the results of Southern Community Bank.

        The Holding Company's only business activity is the operation of the Banks. The Banks are state (Florida) chartered commercial banks. The Banks offer a variety of financial services to individual and corporate customers through its five banking offices located in Orange, Seminole and Lee Counties, Florida. The deposits of the Banks are insured by the Federal Deposit Insurance Corporation. The Insurance Agency was formed in 2000 as a wholly-owned subsidiary of Southern Community Bank. The Insurance Agency refers certain customers of Southern Community Bank to certain insurance agencies for the purchase of insurance products.

    BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of the Holding Company and the Banks (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices:

    USE OF ESTIMATES. In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

    CASH AND CASH EQUIVALENTS. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    SECURITIES. The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

    LOANS RECEIVABLE. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

        Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

        The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

    ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    ALLOWANCE FOR LOAN LOSSES, CONTINUED. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

       Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

    PREMISES AND EQUIPMENT. Land is carried at cost. Buildings, leasehold improvements and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally using the straight-line method over the estimated useful lives of the assets. The Company amortizes leasehold improvements over the lease term, which could include lease renewal periods, if it is the intent of management to exercise the renewal option on the lease. Interest costs capitalized was $143,696 during the year ended December 31, 2000. No interest costs were capitalized during the year ended December 31, 1999.

    TRANSFER OF FINANCIAL ASSETS. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

    INCOME TAXES. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

        The Holding Company and its subsidiaries file a consolidated income tax return. Income taxes are allocated proportionately to the Holding Company and subsidiaries as though separate income tax returns were filed.

    ORGANIZATIONAL AND PREOPENING COSTS. Preopening and organizational costs associated with Southern Community Bank of Southwest Florida totaled $419,064 (net of tax benefits of $240,000) and were charged to expense as incurred during the organizational period in 2000.

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    STOCK COMPENSATION PLANS. Statement of Financial Accounting Standards
        (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net earnings (loss), earnings (loss) per share and other disclosures, as if the fair value based method of accounting had been applied.

    OFF-BALANCE SHEET INSTRUMENTS. In the ordinary course of business, the Company has entered into off-balance-sheet instruments consisting of commitments to extend credit, standby letters of credit, undisbursed loans in process and unused lines of credit. Such financial instruments are recorded in the financial statements when they are funded.

    FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Company in estimating fair values of financial instruments disclosed herein:

         CASH AND CASH EQUIVALENTS. The carrying amounts of cash and cash equivalents approximate their fair value.

         SECURITIES AVAILABLE FOR SALE. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         FEDERAL HOME LOAN BANK STOCK. Fair value of the Company's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

         LOANS. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         DEPOSIT LIABILITIES. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

         ACCRUED INTEREST. The carrying amounts of accrued interest approximate their fair values.

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED.

         OFF-BALANCE-SHEET INSTRUMENTS. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    RECLASSIFICATIONS. Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

    ADVERTISING.  The Company expenses all media advertising as incurred.

    EARNINGS (LOSS) PER SHARE. Basic earnings (loss) per share is computed on the basis of the weighted-average number of common shares outstanding. For 2000 diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. Market value is based on the Company's public offering price of $16.50 per share. For 1999 such options were antidilutive. Earnings (loss) per common share have been computed based on the following:

                                                                              YEAR ENDED DECEMBER 31,
                                                                            ----------------------------
                                                                                2000               1999
                                                                            ---------            -------
        Weighted-average number of common shares outstanding                  994,591            855,258

        Effect of dilutive options                                             15,455                 --
                                                                            ---------            -------
        Weighted-average number of common shares outstanding
             used to calculate diluted earnings per common share            1,010,046            855,258
                                                                            =========            =======

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    COMPREHENSIVE INCOME (LOSS). Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net earnings (loss), are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows:


                                                                         BEFORE            TAX           AFTER
                                                                           TAX            EFFECT          TAX
                                                                        ---------       ----------      --------
         FOR THE YEAR ENDED DECEMBER 31, 2000:
           Unrealized holding gains                                      $ 776,654       (271,829)       504,825
           Reclassification adjustment for gains included
             in net earnings                                                29,594        (10,358)        19,236
                                                                         ---------       --------       --------
                                                                         $ 747,060       (261,471)       485,589
                                                                         =========       ========       ========
         FOR THE YEAR ENDED DECEMBER 31, 1999:
           Unrealized holding losses                                     $(311,119)       108,892       (202,227)
                                                                         =========       ========       ========

       There were no sales of securities during the year ended December 31, 1999.

    FUTURE ACCOUNTING REQUIREMENTS. Financial Accounting Standards No. 133 -
        ACCOUNTING FOR DERIVATIVE INVESTMENTS AND HEDGING ACTIVITIES (as amended) requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement effective January 1, 2001. Management does not anticipate that this Statement will have a material impact on the Company.

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(2)  SECURITIES AVAILABLE FOR SALE
    Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair value at December 31, 2000 are summarized as follows:

                                                                                         GROSS            GROSS
                                                        AMORTIZED     UNREALIZED      UNREALIZED           FAIR
                                                          COST           GAINS          LOSSES             VALUE
                                                      -----------      --------       -----------       ----------
         AT DECEMBER 31, 2000:
              U.S. governments agency securities      $16,332,185       466,582           (30,619)      16,768,148
              Mortgage-backed security                  1,977,472            --               (21)       1,977,451
                                                      -----------      --------       -----------       ----------
                                                      $18,309,657       466,582           (30,640)      18,745,599
                                                      ===========      ========       ===========       ==========
         AT DECEMBER 31, 1999:
              U.S. governments agency securities       10,336,148        19,760          (297,714)      10,058,194
              Mortgage-backed security                  1,972,871            --           (33,165)       1,939,706
                                                      -----------      --------       -----------       ----------
                                                      $12,309,019        19,760          (330,879)      11,997,900
                                                      ===========      ========       ===========       ==========

        The following summarizes sales of securities available for sale:


                                                                                YEAR ENDED
                                                                             DECEMBER 31, 2000
                                                                             -----------------

                  Proceeds from sales of securities available for sale           $ 8,931,325
                                                                                 ===========
                  Gross gains from sale of securities                            $    29,594
                                                                                 ===========


        There was no sales of securities in 1999.

        At December 31, 2000 and 1999, the Company has pledged securities with a carrying value of approximately $2.2 million and $2.4 million, respectively for public deposits.

        The scheduled maturities at December 31, 2000 are as follows:

                                                               AMORTIZED          FAIR
                                                                 COST             VALUE
                                                              -----------      -----------

           Due from one to five years                        $  2,689,859        2,671,219
           Due from five to ten years                          13,642,326       14,096,929
           Mortgage-backed security                             1,977,472        1,977,451
                                                              -----------      -----------

                                                             $ 18,309,657       18,745,599
                                                               ==========      ===========

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(3) LOANS

    The components of loans were as follows:


                                                        AT DECEMBER 31,
                                                -------------------------------
                                                      2000              1999
                                                -------------       -----------
         Commercial                             $  29,287,071        19,122,523
         Commercial real estate                    82,958,218        26,450,845
         Residential real estate                   31,574,962        12,915,102
         Consumer and other                         9,723,533         3,535,775
                                                -------------       -----------
            Total loans                           153,543,784        62,024,245

         Less:
           Allowance for loan losses               (1,794,983)         (621,000)
           Net deferred loan fees and
              other discounts                      (1,014,922)          (40,672)
                                                -------------       -----------
            Loans receivable, net               $ 150,733,879        61,362,573
                                                =============       ===========


    The following is a summary of the activity in the allowance for loan losses:

                                                YEARS ENDED DECEMBER 31,
                                                -----------------------
                                                    2000         1999
                                                ----------      -------

         Allowance, at beginning of period      $  621,000       12,000
         Provision for loan losses               1,173,983      609,000
                                                ----------      -------
         Allowance, at end of period            $1,794,983      621,000
                                                ==========      =======

    The Company had no impaired loans during 1999. The following summarizes the amounts of impaired loans at December 31, 2000, all of which are collateral dependent:

         Loans identified as impaired:
            Gross loans with no related allowance for losses          $1,333,606
            Gross loans with related allowance for losses recorded            --
            Less: Allowances on these loans                                   --
                                                                      ----------
                                                                      $1,333,606
                                                                      ==========

    The average net investment in impaired loans and interest income recognized and received on impaired loans during the year ended December 31, 2000 was as follows:

         Average net investment in impaired loans          $351,533
                                                           ========
         Interest income recognized on impaired loans      $ 21,905
                                                           ========
         Interest income received on impaired loans        $ 21,905
                                                           ========

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(4) PREMISES AND EQUIPMENT
    Premises and equipment were as follows:


                                                         AT DECEMBER 31,
                                                  -----------------------------
                                                      2000             1999
                                                  ------------       ----------
         Cost:
            Land                                  $  4,068,715          450,000
            Buildings                                2,486,865          839,514
            Leasehold improvements                   2,159,221        2,110,188
            Furniture and equipment                  1,526,512        1,108,390
                                                  ------------       ----------
               Total cost                           10,241,313        4,508,092

         Less accumulated depreciation and
               amortization                           (536,109)        (190,324)
                                                  ------------       ----------
               Premises and equipment, net        $  9,705,204        4,317,768
                                                  ============       ==========


    The Company leases office facilities under operating leases. The leases contain escalation clauses and have renewal options from 5 to 15 years. Rent expense under operating leases for the years ended December 31, 2000 and 1999 was approximately $396,000 and $327,000, respectively. Future minimum rental commitments under noncancelable leases are approximately as follows:

          YEAR ENDING DECEMBER 31:                         AMOUNT
          ------------------------                         ------
              2001                                   $    450,000
              2002                                        430,000
              2003                                        433,000
              2004                                        440,000
              2005                                        448,000
              Thereafter                                1,414,000
                                                     ------------
                                                     $  3,615,000
                                                     ============
    The Company is in the process of constructing a new main office building for Southern Community Bank of Southwest Florida. As of December 31, 2000 construction commitments associated with this project which is expected to be completed in the third quarter of 2001 are approximately $1.5 million.

(5)  DEPOSITS

   The aggregate amount of jumbo time deposits with a minimum denomination of $100,000, were approximately $38.7 million and $19.3 million at December 31, 2000 and 1999, respectively.

   At December 31, 2000, the scheduled maturities of time deposits were as follows:

         YEAR ENDING DECEMBER 31,                             AMOUNT
         ------------------------                             ------

             2001                                          $   95,334,032
             2002                                               6,526,787
             2003                                                 402,519
             2004                                                  52,287
             2005                                                 789,103
                                                           --------------
                                                           $  103,104,728
                                                           ==============

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(6) BENEFIT AGREEMENTS

    The Company has entered into Salary Continuation Agreements (the
       "Agreements") with the Chairman of the Board of Directors/Chief Executive Officer ("Chairman") and the President/Chief Operating Officer ("President") which requires the Company to provide salary continuation benefits to them upon retirement. The Agreements require the Company to pay annual benefits for up to twenty years following their normal retirement ages.

(7) FINANCIAL INSTRUMENTS

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, standby letters of credit, undisbursed loans in process and unused lines of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved is essentially the same as that involved in extending loans to customers.

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(7) FINANCIAL INSTRUMENTS, CONTINUED

     The estimated fair values of the Company's financial instruments were as follows (in thousands):


                                                 AT DECEMBER 31, 2000       AT DECEMBER 31, 1999
                                                 ---------------------      -------------------
                                                 CARRYING       FAIR        CARRYING      FAIR
                                                  AMOUNT        VALUE        AMOUNT      VALUE
                                                 --------      -------      --------    --------
         Financial assets:
              Cash and cash equivalents          $ 27,313       27,313       4,520       4,520
              Federal Home Loan Bank stock            212          212         212         212
              Securities available for sale        18,746       18,746      11,998      11,998
              Loans receivable                    150,734      150,516      61,363      61,316
              Accrued interest receivable           1,154        1,154         554         554

         Financial liabilities:
              Deposit liabilities                 182,225      182,946      65,063      64,598
              Federal funds purchased                  --           --       6,000       6,000

    A summary of the notional amounts of the Company's financial instruments with off-balance-sheet risk at December 31, 2000, follows (in thousands):

         Commitments to extend credit            $13,301
                                                 =======

         Standby letters of credit               $ 1,061
                                                 =======

         Undisbursed loans in process            $18,244
                                                 =======

         Unused lines of credit                  $14,956
                                                 =======

(8) CREDIT RISK

    The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Orange, Seminole and Lee Counties area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Orange, Seminole and Lee Counties area.

(9) INCOME TAXES

    The income tax provision (benefit) consisted of the following:

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                                2000                1999
                                                              --------            --------
         Deferred:
             Federal                                          $255,636            (473,218)
             State                                              43,760             (81,005)
                                                              --------            --------

                Total deferred provision (benefit)            $299,396            (554,223)
                                                              ========            ========

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(9) INCOME TAXES, CONTINUED

    The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                     ---------------------------------------------
                                                                           2000                      1999
                                                                     ------------------       --------------------
                                                                      AMOUNT        %          AMOUNT          %
                                                                     --------      ----       ---------       ----
         Income tax provision (benefit) at statutory rate            $237,782      34.0%      $(508,711)      (34.0)%
         Increase (decrease) resulting from:
            State income taxes, net of Federal benefit                 28,882       4.1         (53,463)      (3.6)
            Other                                                      32,732       4.7           7,951         .5
                                                                     --------      ----       ---------       ----

         Income tax provision (benefit)                              $299,396      42.8%      $(554,223)      (37.1)%
                                                                     ========      ====       =========       ====

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                        AT DECEMBER 31,
                                                                   ------------------------
                                                                      2000           1999
                                                                   ---------       --------
         Deferred tax assets:
             Allowance for loan losses                             $ 554,339        164,044
             Start up and organizational costs                       321,016        108,370
             Deferred compensation                                    39,051         20,707
             Net operating loss carryforwards                         29,082        572,844
             Unrealized loss on securities available for sale             --        108,892
             Other                                                        --         13,510
                                                                   ---------       --------
                Gross deferred tax assets                            943,488        988,367
                                                                   ---------       --------
         Deferred tax liabilities:
             Accrual to cash conversion                             (457,915)      (174,106)
             Unrealized gain on securities available for sale       (152,580)            --
             Depreciation                                            (82,714)        (3,115)
                                                                   ---------       --------
                Gross deferred tax liabilities                      (693,209)       177,221
                                                                   ---------       --------
                Net deferred tax asset                             $ 250,279        811,146
                                                                   =========       ========

    At December 31, 2000, the Company has a net operating loss carryforward of approximately $77,000 available to offset future Federal and state taxable income. This carryforward expires in 2019.

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(10)  RELATED PARTY TRANSACTIONS

    In the ordinary course of business, the Company has made loans, at terms and rates prevailing at the time, to Company officers, directors and their affiliates. The aggregate dollar amount of these loans totaled $7.0 million and $4.5 million at December 31, 2000 and 1999, respectively. During the year ended December 31, 2000 and 1999, total principal additions were $4.0 million and $2.6 million and total principal repayments were $.1 million and $.9 million, respectively. As of the same dates, these individuals and entities had approximately $16.7 million and $12.6 million, respectively, of funds on deposit with the Company.

    In addition, the Company leases one of its branch facilities from a director of the Company. Total lease payments to this director totaled $129,299 and $115,724 for the years ended December 31, 2000 and 1999, respectively. The Company also has entered into agreements for various insurance coverages which have resulted in normal commissions being paid to a company affiliated with a director. The total insurance premiums paid for these policies was approximately $220,500 and $202,800 for the years ended December 31, 2000 and 1999, respectively.

(11)  STOCK OPTION PLANS

    In 1999, the Company adopted an employee incentive stock option plan. Under this plan, the total number of shares which may be issued is 106,000. The option price shall not be less than the greater of the par value of the common stock or the fair market value at the date of grant and the options vest ratably over a five year period. Options granted during 1999 were effective the date employees were hired by the Company. During the year ending December 31, 2000 and 1999, 12,000 and 93,000 options, respectively were granted under this plan.

    Also in 1999, the Company adopted a directors' nonstatutory stock option plan. Under this plan, the total number of shares which may be issued is 70,000. The option price shall not be less than the greater of the par value of the common stock or the fair market value at the date of grant and all options are immediately excisable when granted. During 1999, 70,000 options were granted under this plan. No options were granted under this plan during the year ending December 31, 2000.

    A summary of stock option transactions follows:

                                                                                    RANGE
                                                                                   OF PER      WEIGHTED-
                                                                                    SHARE       AVERAGE    AGGREGATE
                                                                    NUMBER OF       OPTION     PER SHARE    OPTION
                                                                     SHARES         PRICE       PRICE        PRICE
                                                                   ----------    -----------  ----------  -----------
              Options granted and outstanding at
                  December 31, 1999                                  163,000      $ 15.00         15.00     2,445,000
              Granted                                                 12,000        15.00         15.00       180,000
              Expired                                                 (5,000)       15.00         15.00       (75,000)
                                                                    --------        -----         -----    ----------
              Balance at December 31, 2000                           170,000      $ 15.00         15.00     2,550,000
                                                                     =======        =====         =====     =========


                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(11)  STOCK OPTION PLANS, CONTINUED

     All options granted under both plans have ten year lives. The weighted-average remaining contractual life of options outstanding at December 31, 2000 and 1999 was 8.0 years and 9.1 years, respectively.

    The options are exercisable as follows:

                                                                 NUMBER OF               WEIGHTED-AVERAGE
              YEAR ENDING DECEMBER 31,                            SHARES                  EXERCISE PRICE
              -------------------------                          ---------               ----------------
                    Currently exercisable                           93,200                 $ 15.00
                    2001                                            18,500                   15.00
                    2002                                            19,000                   15.00
                    2003                                            21,500                   15.00
                    2004                                            14,900                   15.00
                    2005                                             2,900                   15.00
                                                                   -------
                                                                   170,000                 $ 15.00
                                                                   =======                   =====

    In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 6.0%, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active market for the stock. For purposes of pro forma disclosures, the estimated fair value is included in expense during the vesting period. The following information summarizes the options granted under both plans:

                                                                                YEAR ENDING DECEMBER 31,
                                                                             ------------------------------
                                                                                 2000              1999
                                                                             ------------      ------------
         Weighted-average grant-date fair value of options
             issued during the year                                          $     77,833         1,057,227
                                                                             ============      ============
         Net earnings (loss):
             As reported                                                     $    399,962          (941,985)
                                                                             ============      ============
             Proforma                                                        $    209,596        (1,671,471)
                                                                             ============      ============
         Basic earnings (loss) per share:
             As reported                                                     $        .40              1.10
                                                                             ============      ============
             Proforma                                                        $        .21             (1.95)
                                                                             ============      ============

         Diluted earnings (loss) per share:
             As reported                                                     $        .40             (1.10)
                                                                             ============      ============
             Proforma                                                        $        .21             (1.95)
                                                                             ============      ============

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(12)  PROFIT SHARING PLAN

     The Company has a 401(k) profit sharing plan (the "Plan") which is available to all employees electing to participate after meeting certain length-of-service requirements. The Company's contributions to the Plan are discretionary and are determined annually. The Company did not make any contributions to the Plan during the years ended December 31, 2000 and 1999. One of the investment choices available under the Plan, allows for participants to purchase the Company's common stock. 25,000 shares of the Company's common stock has been allocated to the Plan of which 19,845 are available for purchase as of December 31, 2000.

 (13) EMPLOYEE STOCK PURCHASE PLAN

     The Company has a Employee Stock Purchase Plan (the "Plan") whereby employees can elect to make payroll deductions to purchase the Company's common stock. The total number of shares which has been allocated under the Plan is 15,000 shares of which 14,014 are available for purchase as of December 31, 2000.

(14)  REGULATORY MATTERS

     Banking regulations place certain restrictions on dividends and loans or advances made by the Banks to the Holding Company.

     The Company and the Banks are subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Under the regulatory framework for prompt and corrective action the Bank must also meet specific capital guidelines. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and Southern Community Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 and 1999, the Company and Southern Community Bank met all capital adequacy requirements to which they are subject.

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(14)  REGULATORY MATTERS, CONTINUED

     As of December 31, 2000, the most recent notification from the regulatory authorities categorized Southern Community Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed Southern Community Bank's category. The Company's and Southern Community Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

                                                                                                      MINIMUM
                                                                                                    TO BE WELL
                                                                          FOR CAPITAL            CAPITALIZED UNDER
                                                                            ADEQUACY             PROMPT CORRECTIVE
                                                       ACTUAL              PURPOSES:            ACTION PROVISIONS:
                                                  -----------------     ----------------      -----------------------
                                                  AMOUNT      %         AMOUNT       %          AMOUNT            %
                                                  ------   ------       ------    ------      ----------       ------
     AS OF DECEMBER 31, 2000:
        Total capital to Risk-Weighted assets:
              Consolidated                      $ 28,146    14.9%     $ 15,107      8.0%            N/A          10.0%
              Southern Community Bank             17,800     9.5        14,989      8.0        $ 18,737          10.0
         Tier I Capital to Risk-Weighted Assets:
              Consolidated                        26,351    14.0         7,554      4.0             N/A           6.0
              Southern Community Bank             16,005     8.6         7,444      4.0          11,166           6.0
         Tier I Capital to Total Assets:
              Consolidated                        26,351    13.9         7,583      4.0             N/A           5.0
              Southern Community Bank             16,005     8.5         7,532      4.0           9,415           5.0

     AS OF DECEMBER 31, 1999:
         Total capital to Risk-Weighted assets:
              Consolidated                        12,172    17.5         5,551      8.0             N/A          10.0
              Southern Community Bank             12,172    17.5         5,551      8.0           6,939          10.0
         Tier I Capital to Risk-Weighted Assets
              Consolidated                        11,551    16.6         2,776      4.0             N/A           6.0
              Southern Community Bank             11,551    16.6         2,776      4.0           4,163           6.0
         Tier I Capital to Total Assets:
              Consolidated                        11,551    15.5         2,972      4.0             N/A           5.0
              Southern Community Bank             11,551    15.5         2,972      4.0           3,715           5.0


                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(15)  HOLDING COMPANY FINANCIAL INFORMATION
     The Holding Company's financial information follows:


                            CONDENSED BALANCE SHEETS

                                                               YEARS ENDED DECEMBER 31,
                                                             ----------------------------
                                                                 2000             1999
                                                             -----------      -----------
                 ASSETS

         Cash                                                $   291,503               --
         Other assets                                             25,573               --
         Investment in subsidiaries                           26,074,037       11,838,487
                                                             -----------      -----------

             Total assets                                    $26,391,113       11,838,487
                                                             ===========      ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY

         Other liabilities                                        40,168               --
         Stockholders' equity                                 26,350,945       11,838,487
                                                             -----------      -----------

             Total liabilities and stockholders' equity      $26,391,113       11,838,487
                                                             ===========      ===========


                       CONDENSED STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31,
                                                             ----------------------------
                                                                 2000             1999
                                                             -----------      -----------
         Equity earnings (loss) of subsidiaries              $   349,961         (941,985)
         Other earnings                                           50,001               --
                                                             -----------      -----------

             Net earnings (loss)                             $   399,962         (941,985)
                                                             ===========      ===========



                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(15) HOLDING COMPANY FINANCIAL INFORMATION, CONTINUED

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED DECEMBER 31,
                                                                              ---------------------------
                                                                                  2000             1999
                                                                              ------------       --------

         Cash flows from operating activities:
             Net earnings (loss)                                              $    399,962       (941,985)
             Adjustments to reconcile net earnings (loss) to net
               cash provided by operating activities:
                 Common stock issued as compensation                                 3,750             --
                 Equity in undistributed loss of subsidiary                       (349,961)      (941,985)
                 Increase in other assets                                          (25,573)            --
                 Increase in other liabilities                                      40,168             --
                                                                              ------------       --------
                 Net cash provided by operating activities                          68,346             --
                                                                              ------------       --------
         Cash flows from investing activity-
             Investment in subsidiaries                                        (13,400,000)            --
                                                                              ------------       --------
         Cash flows from financing activity-
             Net proceeds from sale of common stock                             13,623,157             --
                                                                              ------------       --------
         Net increase in cash and cash equivalents                                 291,503             --

         Cash and cash equivalents at beginning of the year                             --             --
                                                                              ------------       --------
         Cash and cash equivalents at end of year                             $    291,503             --
                                                                              ============       ========

         Noncash transactions:
             Change in investment in subsidiary due to change in
                 accumulated other comprehensive income, unrealized loss
                 on securities available for sale,
                 net of income tax                                            $    485,589       (202,227)
                                                                              ============       ========

(16)  ACQUISITION

     On December 18, 2000, the Holding Company entered into an Agreement and
         Plan of Merger ("Definitive Agreement") with Peninsula Bancorp, Inc. ("Peninsula"). Peninsula is the parent company of Peninsula Bank of Central Florida, a state bank with two offices in Volusia County Florida. The Definitive Agreement provides that the Holding Company will issue shares of its common stock to the stockholders of Peninsula upon the consummation of the Merger. On the effective date of the Merger, each share of Peninsula common stock will be converted into .625 shares of the common stock of the Holding Company. This transaction is subject to approval by the stockholders of Peninsula and regulatory authorities. The Holding Company intends to account for this transaction using the purchase method of accounting.

                                                                    (continued)

                  SOUTHERN COMMUNITY BANCORP AND SUBSIDIARIES

(17)  SELECTED QUARTERLY RESULTS (UNAUDITED)

         The following table presents summarized quarterly data (in thousands, except per share amounts):

                                                                      FIRST     SECOND       THIRD     FOURTH
                                                                     QUARTER    QUARTER     QUARTER    QUARTER      TOTAL
                                                                     -------    -------     -------    -------      -----
         YEAR ENDED DECEMBER 31, 2000:
         Interest income                                             $ 1,957      2,718      3,399      4,438      12,512
         Interest expense                                                967      1,407      1,723      2,248       6,345
                                                                     -------     ------     ------     ------     -------
              Net interest income                                        990      1,311      1,676      2,190       6,167

         Provision for loan losses                                       178        243        419        334       1,174
                                                                     -------     ------     ------     ------     -------

              Net interest income after provision for loan losses        812      1,068      1,257      1,856       4,993

         Noninterest income                                               93        123        266        257         739
         Noninterest expense                                            (887)    (1,015)    (1,676)    (1,455)     (5,033)
                                                                     -------     ------     ------     ------     -------

         Earnings (loss) before provision (benefit)                       18        176       (153)       658         699

         Income tax provision (benefit)                                    7         70        (46)       268         299
                                                                     -------     ------     ------     ------     -------
         Net earnings (loss)                                         $    11        106       (107)       390         400
                                                                     =======     ======     ======     ======     =======
         Earnings (loss) per share:
              Basic                                                  $   .01        .12       (.12)       .39         .40
                                                                     =======     ======     ======     ======     =======
              Diluted                                                $   .01        .12       (.12)       .39         .40
                                                                     =======     ======     ======     ======     =======

         YEAR ENDED DECEMBER 31, 1999:
         Interest income                                                 360        631        965      1,443       3,399
         Interest expense                                                 67        137        364        618       1,186
                                                                     -------     ------     ------     ------     -------
              Net interest income                                        293        494        601        825       2,213

         Provision for loan losses                                        79        104        185        241         609
                                                                     -------     ------     ------     ------     -------

              Net interest income after provision for loan losses        214        390        416        584       1,604

         Noninterest income                                                2         15         46         53         116
         Noninterest expense                                             624        757        862        973       3,216
                                                                     -------     ------     ------     ------     -------
         Loss before income tax benefit                                 (408)      (352)      (400)      (336)     (1,496)

         Income tax benefit                                             (145)      (141)      (147)      (121)       (554)
                                                                     -------     ------     ------     ------     -------

         Net loss                                                    $  (263)      (211)      (253)      (215)       (942)
                                                                     =======     ======     ======     ======     =======
         Loss per share:
              Basic                                                  $  (.31)      (.25)      (.29)      (.25)      (1.10)
                                                                     =======     ======     ======     ======     =======
              Diluted                                                $  (.31)      (.25)      (.29)      (.25)      (1.10)
                                                                     =======     ======     ======     ======     =======

                                   EXHIBIT E

                             PENINSULA BANCORP INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report....................................................................................E-1

Consolidated Balance Sheets, December 31, 2000 and 1999.........................................................E-2

Consolidated Statements of Operations for the Years Ended
         December 31, 2000 and 1999.............................................................................E-3

Consolidated Statements of Changes in Stockholders' Equity for the
         Years Ended December 31, 2000 and 1999.................................................................E-4

Consolidated Statements of Cash Flows for the Years Ended
         December 31, 2000 and 1999.............................................................................E-5

Notes to Consolidated Financial Statements for the Years Ended
         December 31, 2000 and 1999.............................................................................E-6


To the Stockholders and
Board of Directors
Peninsula Bancorp, Inc.
Daytona Beach, Florida

                         INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Peninsula Bancorp, Inc. and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peninsula Bancorp, Inc. and Subsidiary as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the periods then ended in conformity with generally accepted accounting principles.

February 6, 2001


Camputaro & Associates

                     PENINSULA BANCORP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999



                                                                                            2000             1999
                                                                                        ------------     ------------
                                                               ASSETS
         Cash and due from banks                                                        $  2,167,725     $  1,473,490
         Federal funds sold                                                               10,227,000        4,875,000
                                                                                        ------------     ------------
                        Total cash and cash equivalents                                   12,394,725        6,348,490
         Investment Securities - Available for sale                                        5,347,554        4,438,063
         Loans, less allowance for loan losses of $416,355
            and $305,000, respectively                                                    30,283,134       24,046,694
         Property and equipment, net                                                       1,996,901          927,808
         Accrued interest receivable                                                         211,778          148,755
         Other assets                                                                        169,001          281,811
                                                                                        ------------     ------------
                                                                                        $ 50,403,093     $ 36,191,621
                                                                                        ============     ============

                                                LIABILITIES AND STOCKHOLDERS' EQUITY
         Deposits:
            Non-interest bearing                                                        $  6,094,741     $  3,850,838
            Interest bearing                                                              33,172,046       25,195,112
                                                                                        ------------     ------------
                                                                                          39,266,787       29,045,950
         Customer repurchase agreements                                                    1,494,850          393,874
         Accrued interest payable                                                             73,241           54,177
         Other liabilities                                                                   104,240           55,321
                                                                                        ------------     ------------
                        Total liabilities                                                 40,939,118       29,549,322
                                                                                        ------------     ------------
         Stockholders' equity
             Common stock, $1 par value,10,000,000 shares
                 authorized, 994,806 and 735,859 shares issued
                 and outstanding                                                             994,806          735,859
             Capital surplus                                                               8,953,254        6,622,731
             Accumulated Deficit                                                            (461,963)        (587,550)
             Accumulated other comprehensive loss                                            (22,122)        (128,741)
                                                                                        ------------     ------------
                        Total stockholders' equity                                         9,463,975        6,642,299
                                                                                        ------------     ------------
                                                                                        $ 50,403,093     $ 36,191,621
                                                                                        ============     ============

The accompanying Auditors' Report and notes should be read with the financial statements.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                           2000           1999
                                                                        ----------    -----------
         Interest Income
             Interest and fees on loans                                 $2,557,626    $ 1,153,172
             Interest on investment securities                             308,567        219,912
             Interest on federal funds sold                                425,381        231,439
                                                                        ----------    -----------
                                                                         3,291,574      1,604,523
                                                                        ----------    -----------
         Interest expense
             Interest on deposits                                        1,607,777        643,244
                                                                        ----------    -----------

                 Net interest income                                     1,683,797        961,279
         Provision for loan losses                                         114,000        276,000
                                                                        ----------    -----------

                 Net interest income after provision for loan losses     1,569,797        685,279
                                                                        ----------    -----------

         Non-interest income
             Service fees                                                  136,896         60,906
             Other                                                          15,244         12,155
                                                                        ----------    -----------
                                                                           152,140         73,061
                                                                        ----------    -----------

         Non-interest expense
             Salaries and employee benefits                                787,431        591,090
             Occupancy and equipment                                       265,743        232,240
             Other operating expense                                       497,669        394,120
                                                                        ----------    -----------
                                                                         1,550,843      1,217,450
                                                                        ----------    -----------

                 Income (loss) before income tax provision                 171,094       (459,110)
         Income tax provision (benefit)                                     45,507        (92,405)
                                                                        ----------    -----------
                 Net income (loss)                                      $  125,587    $  (366,705)
                                                                        ==========    ===========
         Net income (loss) per share of common stock                    $     0.14    $     (0.50)
                                                                        ==========    ===========
         Average shares outstanding                                        930,069        735,859
                                                                        ==========    ===========


The accompanying Auditors' Report and notes should be read with the financial statements.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                               COMMON STOCK                                    ACCUMULATED
                                             ----------------                                     OTHER          TOTAL
                                                          PAR       CAPITAL    ACCUMULATED    COMPREHENSIVE  STOCKHOLDERS'
                                             SHARES      VALUE      SURPLUS      DEFICIT       INCOME (LOSS)       EQUITY
                                             ------      -----      -------      -------       ------------- --------------
Balances, December 31, 1998                  735,859    $735,859    $6,622,731    $(220,845)    $  (9,441)    $ 7,128,304

COMPREHENSIVE LOSS
    Net Loss                                      --          --            --     (366,705)           --        (366,705)
    Other comprehensive loss
         net of tax:
         Change in unrealized gain (loss)
         on securities, net of deferred
         income tax benefit of $33,197            --          --            --           --      (119,300)       (119,300)
                                             -------    --------    ----------    ---------     ---------     -----------
         TOTAL COMPREHENSIVE
         LOSS                                     --          --            --           --            --        (486,005)
                                             -------    --------    ----------    ---------     ---------     -----------
Balances, December 31, 1999                  735,859     735,859     6,622,731     (587,550)     (128,741)      6,642,299

Sale of Common Stock                         258,947     258,947     2,330,523           --            --       2,589,470

COMPREHENSIVE INCOME
    Net Income                                    --          --            --      125,587            --         125,587
    Other comprehensive loss
      net of tax:
        Change in unrealized gain (loss)
          on securities, net of deferred
          income tax benefit of $5,704            --          --            --           --       106,619         106,619
                                             -------    --------    ----------    ---------     ---------     -----------
            TOTAL COMPREHENSIVE
              INCOME                              --          --            --           --            --         232,206
                                             -------    --------    ----------    ---------     ---------     -----------
BALANCES, DECEMBER 31, 2000                  994,806    $994,806    $8,953,254    $(461,963)    $ (22,122)    $ 9,463,975
                                             =======    ========    ==========    =========     =========     ===========



The accompanying Auditors' Report and notes should be read with the financial statements.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                     2000             1999
                                                                ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                             $    125,587     $   (366,705)
  Adjustments to reconcile net loss to net cash provided
   by operating activities:
     Provision for loan losses                                       114,000          276,000
     Depreciation                                                     97,075           85,004
     Deferred income taxes                                            45,507          (92,405)
     Net change in:
       Accrued interest receivable                                   (63,023)        (117,242)
       Accrued interest payable                                       19,064           47,543
       Other assets                                                   39,810          (57,883)
       Other liabilities                                              48,919           (2,059)
                                                                ------------     ------------
         Net cash provided by (used in) operating activities         426,939         (227,747)
                                                                ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchases of securities available for sale                    (775,380)      (2,100,000)
      Net increase in loans                                       (6,350,440)     (20,252,690)
      Purchases of property and equipment                         (1,166,167)        (249,695)
                                                                ------------     ------------
         Net cash used in investing activities                    (8,291,987)     (22,602,385)
                                                                ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Net increase in deposits                                    10,220,837       23,439,091
      Proceeds from sale of stock                                  2,589,470               --
      Increase in customer repurchase agreements                   1,100,976          393,874
                                                                ------------     ------------
         Net cash provided by financing activities                13,911,283       23,832,965
                                                                ------------     ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                          6,046,235        1,002,833

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                       6,348,490        5,345,657
                                                                ------------     ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $ 12,394,725     $  6,348,490
                                                                ============     ============


SUPPLEMENTAL INFORMATION:
  Cash paid during the year for interest                        $  1,588,713     $    595,701
                                                                ============     ============

The accompanying Auditors' Report and notes should be read with the financial statements.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      ORGANIZATION - On April 26, 2000, a majority of the stockholders approved an "Agreement and Plan of Share Exchange". Pursuant to this plan, a new Florida corporation known as Peninsula Bancorp, Inc. (The Holding Company) became effective and on January 3, 2000 the Articles of Share Exchange were filed with the State of Florida completing the reorganization of the Bank with the Holding Company. Under the terms of the reorganization, the Bank's stockholders exchanged one share of common stock for one share of common stock of the Holding Company, which operates as a one-bank holding company. The Holding Company's acquisition of the Bank has been accounted for similar to a pooling of interests, and accordingly, the financial data for periods presented include results of the Bank.

      NATURE OF OPERATIONS - The Holding Company's only business activity is the operation of the Bank. The Bank generates commercial, mortgage and consumer loans and receives deposits from customers primarily in the Volusia county area of Florida. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulation by the Florida State Banking Department and the Federal Deposit Insurance Corporation.

      BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to generally accepted accounting principles and to general practices within the banking industry.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

      INVESTMENT SECURITIES - Investment securities are comprised of debt securities classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available for sale are included in other income (expense) and when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific identification method.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

      LOANS AND ALLOWANCE FOR LOAN LOSSES - Loans are stated at the amount of unpaid principal, reduced by allowance for loan losses. Interest on loans is calculated by using the simple interest method on the principal amounts outstanding. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful. Fees and related costs on loans are amortized over the term of the loan as required by generally accepted accounting principles.

      PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets, which are 40 years for building, 3 to 12 years for furniture and equipment.

      STOCK COMPENSATION PLANS - Statement of Financial Accounting Standards
      (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows and entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net loss and other disclosures, as if the fair value based method of accounting had been applied. (See Note 11).

      INCOME TAXES - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses, accumulated depreciation, amortization of organizational costs, and operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED


      EARNINGS PER SHARE - Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.

2.    INVESTMENT SECURITIES:

      The amortized cost of securities and their approximate fair values as of December 31, 2000 and 1999, are as follows:

                                               GROSS          GROSS
                                CARRYING    UNREALIZED     UNREALIZED        FAIR
                                 AMOUNT        GAINS         LOSSES         VALUE
                                --------    ----------     ---------        -----
       DECEMBER 31, 2000

       Available for Sale:
            Federal Agencies    $5,350,000    $  4,897     $   (32,723)    $5,322,174
            Corporate Stock         25,380          --              --         25,380
                                ----------    --------     -----------     ----------
                                $5,375,380    $  4,897     $   (32,723)    $5,347,554
                                ==========    ========     ===========     ==========

       DECEMBER 31, 1999

       Available for Sale:
            Federal Agencies    $4,600,000    $     --     $  (161,937)    $4,438,063
                                ==========    ========     ===========     ==========


      There were no sales of securities in 2000 or 1999.

      The amortized cost and approximate fair values of investment securities at December 31, 2000, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   AMORTIZED       FAIR
                                                     COST          VALUE
                                                  ----------    ----------

       Amounts maturing in:
            One year or less                      $  250,000    $  249,609
            After one year through five years      4,600,000     4,569,293
            After five years through ten years       500,000       503,272
            After ten years                               --            --
                                                  ----------    ----------
                                                   5,350,000     5,322,174
            Other securities                          25,380        25,380
                                                  ----------    ----------
                                                  $5,375,380    $5,347,554
                                                  ==========    ==========

      Securities carried at approximately $2,228,000 and $1,920,000 were pledged to secure deposits for customer repurchase agreements at December 31, 2000 and 1999, respectively.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED


3.    LOANS AND ALLOWANCE FOR LOAN LOSSES:

      Loans at December 31, 2000 and 1999 are summarized as follows:

                                              2000             1999
                                          ------------     ------------

       Commercial loans                   $ 23,276,818     $ 17,540,300
       Residential real estate loans         1,287,044        3,900,151
       Consumer loans                        6,173,507        2,957,295
                                          ------------     ------------
                                            30,373,369       24,397,746
       Unamortized loan fees                   (37,880)         (46,052)
                                          ------------     ------------
                                            30,699,489       24,351,694
       Allowance for loan losses              (416,355)        (305,000)
                                          ------------     ------------
                                          $ 30,283,134     $ 24,046,694
                                          ============     ============

       Allowance for loan losses:
            Balance, beginning of year    $    305,000     $     29,000
            Provision for losses               114,000          276,000
            Recoveries on loans                     --               --
            Loan charged off                    (2,645)              --
                                          ------------     ------------
            Balance, end of year          $    416,355     $    305,000
                                          ============     ============

      There were no impaired loans recognized under SFAS 114 and 118 during 2000 or 1999.

4.    PROPERTY AND EQUIPMENT:

      A summary of property and equipment at December 31, 2000 and 1999 follows:

                                            2000            1999
                                     -----------     -----------

       Land                          $   564,275     $   253,398
       Vehicles                           13,800          13,800
       Buildings and improvements        922,261         285,245
       Furniture and equipment           691,982         473,707
                                     -----------     -----------
                                       2,192,318       1,026,150
       Accumulated depreciation         (195,417)        (98,342)
                                     -----------     -----------
                                     $ 1,996,901     $   927,808
                                     ===========     ===========

      Total depreciation expense for December 31, 2000 and 1999 was $97,075 and $85,004, respectively.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED


5.    DEPOSITS:

      Deposit account balances at December 31, 2000 and 1999 are summarized as follows:

                                                        2000           1999
                                                     -----------    -----------

       Non-interest bearing                          $ 6,094,741    $ 3,850,838
       Interest bearing demand                        10,008,815      7,046,308
       Savings deposits                                  308,166        182,989
       IRA deposits                                      617,149        395,223
       Certificates of deposit, $100,000 and over      9,427,264      6,908,262
       Certificates of deposit, other                 12,810,652     10,662,330
                                                     -----------    -----------
                                                     $39,266,787    $29,045,950
                                                     ===========    ===========

      Certificates maturing in year ending December 31, as of December 31, 2000:

                      2001                           $21,299,128
                      2002                               835,871
                      2003                               102,917
                      2004                                    --
                      2005 and thereafter                     --
                                                     -----------
                                                     $22,237,916
                                                     ===========

6.    INCOME TAXES:

      The components of income tax benefit as of December 31, 2000 and 1999 are as follows:

                                 2000           1999
                               --------       --------
       Currently payable:
            Federal            $     --       $     --
            State                    --             --
                               --------       --------
                                     --             --
                               --------       --------

       Deferred:
            Federal              33,297        (67,613)
            State                12,210        (24,792)
                               --------       --------
                                 45,507        (92,405)
                               --------       --------

                               $ 45,507       $(92,405)
                               ========       ========

      The Company's expected provision using statutory federal income tax rates differs from the actual provision due to permanent (non-deductible) back tax timing differences and state income taxes.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED




      As of December 31, 2000, the Bank has net operating losses of approximately $131,000 for tax purposes, which will begin to expire in the year 2018.

      Deferred tax asset included in other assets at December 31, 2000 and 1999 consists of the following:

                                                  2000          1999
                                              --------      --------
       Deferred tax assets:
            Net operating loss carryover      $ 27,875      $ 80,793
            Market valuation reserve             5,704        33,197
            Allowance for loan losses           85,353        62,525
            Organization costs                  11,308        17,770
                                              --------      --------
                                               130,240       194,285
                                              --------      --------
       Deferred tax liabilities:
            Fixed assets                        21,117        12,162
                                              --------      --------
                                              $109,123      $182,123
                                              ========      ========

7.    LEASES:

      The Bank leases office space under an operating lease expiring in 2008 with an option to renew for two additional terms of five years. Rent expense for the periods ending December 31, 2000 and 1999, amounted to $102,797 and $100,944, respectively, including taxes and other building operating costs.

      At December 31, 2000, future minimum lease payments approximated the following:

      Year ending December 31:
           2001                                $  69,991
           2002                                   69,991
           2003                                   69,991
           2004                                   69,991
           2005                                   69,991
           2006 and thereafter                   209,973
                                               ---------
                                               $ 559,928
                                               =========

                     PENINSULA BANCORP, INC AND SUBSIDIARY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED




8.    FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENCIES:

      In the normal course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. At December 31, 2000 and 1999, unfunded commitments aggregated $13,389,678 and $11,600,566, respectively. The bank does not anticipate any material losses as a result of these commitments.

      The Bank is not a defendant in legal actions arising from normal business activities.

9.    RELATED PARTY TRANSACTIONS:

      The Bank has entered into transactions with certain officers, directors, principal shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on the same terms and conditions, including interest rates and collateral, as those for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2000 and 1999 was $2,521,573 and $3,082,754,
      respectively. At December 31, 2000, total deposits of officers, directors and their affiliates were $1,709,512.

10.   RESTRICTION ON DIVIDENDS:

      The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2000, no retained earnings were available for dividend declaration without prior regulatory approval.

11.   STOCK OPTION PLANS:

      O n April 26, 2000, a majority of the stockholders approved the "Key Employee Stock Option Plan" ("Employee Plan") and the "Directors Stock Option Plan" ("Directors Plan"). Under both of these plans, stock options may be granted to certain key employees or members of the Company's board of directors for the right to purchase shares of the Company's common stock up to an aggregate limit of 10% of the number of shares outstanding at an exercise price equal to the fair market value of a share of common stock as of the date of grant.

      Options granted under the Employee Plan are vested at 20% per year for five years and are not exercisable for the first six months after the date of grant.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED




      Options granted under the Directors Plan are vested immediately and are not exercisable for a period of one year after the date of grant.

                                                                      DIRECTORS      EMPLOYEE
                                                                        PLAN           PLAN
                                                                      ---------      --------
       Number of options outstanding on January 1, 1999                  --              --

       Number of options granted in 1999                             27,000          17,800
                                                                  ---------       ---------

       Number of options outstanding on December 31, 1999            27,000          17,800

       Number of options granted in 2000                              9,000          20,600

       Number of options forfeited in 2000                           (4,000)         (5,300)
                                                                  ---------       ---------

       Number of options outstanding at December 31, 2000            32,000          33,100
                                                                  =========       =========

       Number of options exercisable at December 31, 2000            24,000           7,380
                                                                  =========       =========

       Number of options exercisable at December 31, 1999                --           3,560
                                                                  =========       =========

       Weighted average exercise price per share outstanding
         and per share exercisable for 2000 and 1999              $   10.00       $   10.00
                                                                  =========       =========

       Total compensation cost recognized in 2000 and 1999
         for stock based compensation awards                      $    0.00       $   0 .00
                                                                  =========       =========

       Grant date fair value of options granted in 2000           $  79,560       $ 182,104

       Weighted average grant date fair value of options
         granted in 2000                                          $    8.84       $    8.84
                                                                  =========       =========

       Grant date fair value of options granted in 1999           $ 121,500       $  80,100

       Weighted average grant date fair value of options
         granted in 1999                                          $    4.50       $    4.50
                                                                  =========       =========


      No options were exercised, were forfeited or expired in 2000.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED




      Following is a summary of the status of fixed stock options outstanding at December 31, 2000:

                                                 OUTSTANDING OPTIONS                    EXERCISABLE OPTIONS
                              ---------------------------------------------            -----------------------
                                             WEIGHTED
                                              AVERAGE             WEIGHTED                            WEIGHTED
             EXERCISE                        REMAINING            AVERAGE                              AVERAGE
               PRICE                        CONTRACTUAL           EXERCISE                            EXERCISE
              RANGE            NUMBER            LIFE              PRICE               NUMBER           PRICE
            ---------          ------       ----------------    ------------           ------        -----------
            $ 10.00            39,000        8.5 years          $ 10.00                 27,000        $ 10.00
            $ 10.00            26,100        9.5 years          $ 10.00                  4,380        $ 10.00
                               ------                                                  -------
                               65,100                                                   31,380
                               ======                                                  =======

      In order to calculate the fair value of the options, it was assumed that risk-free interest rate was 5.06%, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active market for the stock. For purposes of proforma disclosures, the estimated fair value is included in expense during the vesting period. The following summarizes compensation expense and resulting net income or loss in relation to the options under accounting standard FAS 123:

           Compensation expense               $ 277,399          $    16,020
                                              =========          ===========
           Net income (loss)                  $ (94,945)         $ (379,441)
                                              =========          ==========

12.   REGULATORY CAPITAL:

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

                     PENINSULA BANCORP, INC. AND SUBSIDIARY

      As of December 31, 2000, the most recent notification from the FDIC, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risked-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

      The Bank's actual and required capital amounts and ratios are as follows (dollars in thousands):

                                                                                                   TO BE WELL
                                                                                               CAPITALIZED UNDER
                                                                        FOR CAPITAL             PROMPT CORRECTIVE
                                                ACTUAL               ADEQUACY PURPOSES          ACTION PROVISIONS
                                          -----------------          ------------------       -----------------------
                                          AMOUNT      RATIO          AMOUNT       RATIO         AMOUNT       RATIO
                                          ------      -----          ------       -----       ---------      -------
        As of December 31, 2000:
         Total Risk-Based Capital
            (To Risk-Weighted Assets)   $   9,822      27.94%     >  $   2,813    > 8.0%     > $  3,516    > 10.0%
                                                                  -               -          -             -
         Tier 1 Capital
            (To Risk-Weighted Assets)   $   9,406      26.75%     >  $   1,406    > 4.0%     > $   2,110   >   6.0%
                                                                  -               -          -             -
         Tier 1 Capital
            (To Adjusted Total Assets)  $   9,406      19.85%     >  $   1,895    > 4.0%     > $   2,368   >   5.0%
                                                                  -               -          -             -

        As of December 31, 1999:
         Total Risk-Based Capital
            (To Risk-Weighted Assets)   $   6,894      26.00%     >  $   2,121    > 8.0%     > $   2,652   > 10.0%
                                                                  -               -          -             -
         Tier 1 Capital
            (To Risk-Weighted Assets)   $   6,589      24.85%     >  $   1,061    > 4.0%     > $   1,591   >   6.0%
                                                                  -               -          -             -
         Tier 1 Capital
            (To Adjusted Total Assets)  $   6,589      20.36%     >  $   1,295    > 4.0%     > $   1,618   >   5.0%
                                                                  -               -          -             -

13.     PROFIT SHARING PLAN:

        During 2000, the Company adopted a 401(k) plan for the benefit of its employees. This plan is available to all employees electing to participate after meeting certain length-of-service requirements. Under the Plan, the Company makes basic contributions which matches fifty percent of employee salary reduction contributions (up to six percent of compensation). Total contributions to the Plan for the year ended December 31, 2000 amounted to $15,270.

14.     PENDING MERGER:

        Peninsula Bancorp Inc. and Southern Community Bancorp entered into an agreement to merge the two companies. The agreement provides that, upon consummation of the merger, each .625 outstanding share of Peninsula Bancorp, Inc. common stock shall be converted and exchanged for the right to receive one share of Southern Community Bancorp common stock. The merger will be accounted for as a purchase. The merger is subject to regulatory and shareholder approval and is anticipated to be consummated in February, 2001.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Southern's bylaws limit, to the maximum extent permitted by Florida law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors or officers. The bylaws provide further that Southern shall indemnify to the fullest extent permitted by Florida law any person made a party to an action or proceeding by reason of the fact that such person was director, officer, employee or agent of Southern. The bylaws also provide that directors and officers who are entitled to indemnification shall be paid their expenses incurred in connection with any action, suit, or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of Southern to the maximum extent permitted by Florida law.

         Reference is made to the following documents filed as Exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

DOCUMENT                                                   EXHIBIT NUMBER
--------                                                   --------------

Registrant's Articles of Incorporation...................           3.1
Registrant's Bylaws......................................           3.2


ITEM 21.  EXHIBITS.

         (a)      Exhibits

EXHIBIT
NUMBER                     EXHIBIT
------                     -------

   3.1      Articles of Incorporation, as amended, of Registrant (a)

   3.2      Bylaws of Registrant (a)

   4.1      Specimen Common Stock Certificate of Registrant (a)

   5.1      Opinion of Shutts & Bowen LLP Re: Legality

   8.1      Opinion of Shutts & Bowen LLP Re: Tax Matters

   10.1     Employees' Incentive Stock Option Plan of Registrant (a)

   10.2     Directors' Statutory Stock Option Plan of Registrant (a)

   10.3     Amended and Restated Employee Stock Purchase Plan of Registrant (a)

   10.4 Salary Continuation Agreement between the Registrant and Charlie W. Brinkley, Jr. dated February 23, 1999 (a)

   10.5 Salary Continuation Agreement between the Registrant and John G. Squires dated February 23, 1999 (a)

   10.6 Lease Agreement dated April 22, 1998 between Marx Realty and Improvement Co., Inc. and Registrant (a)

   10.7 Lease Agreement dated November 30, 1998 between Patrick J. Armstrong and Registrant(a)

   10.8 Electronic Data Processing Agreement dated August 12, 1998 between the Registrant and First Commerce Technologies, Inc.(a)

   10.9 Restricted Stock Agreement made effective as of January 1, 1999 between the Registrant and Charlie W. Brinkley, Jr. (a)

   10.10 Purchase and Sale Agreement dated September 25, 2000 between Bank of America, N.A. and Southern Community Bank (b)

   10.11 Letter of Intent dated September 21, 2000 by and between Southern Community Bancorp and Peninsula Bancorp, Inc. (c)

   10.12 Agreement and Plan of Merger dated as of December 18, 2000 by and between Registrant and Peninsula Bancorp, Inc.

   21.1     List of Subsidiaries of Registrant

   23.1     Consent of Hacker, Johnson & Smith, PA

   23.2     Consent of Shutts & Bowen LLP (included in Exhibit 5.1)

   23.3     Consent of Camputaro & Associates

   23.4     Consent of Professional Bank Services, Inc.

   24.1     Powers of Attorney

   99.1     Form of Proxy

   -------------

   (a) Previously filed as an Exhibit to the Registrant's Registration Statement on Form SB-2 (File No. 333-35548).

   (b) Previously filed as an Exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000 (filed with the Commission on October 20, 2000).

   (c) Previously filed as an Exhibit to the Registrant's Current Report on Form 8-K (filed with the Commission on October 2, 2000).

ITEM 28. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the registration statement; (iii) to include any additional or changed material information on the plan of distribution.

   (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

   (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer or controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida on March 20, 2001.

                     SOUTHERN COMMUNITY BANCORP

                     By:       /s/ CHARLIE W. BRINKLEY, JR.
                        -----------------------------------------------
                                 Charlie W. Brinkley, Jr.
                     Chairman of the Board and Chief Executive Officer

                               POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Charlie W. Brinkley, Jr., as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  NAME                                       TITLE                                     DATE
                  ----                                       -----                                     ----
 /s/ CHARLIE W. BRINKLEY, JR.                   Chairman of the Board and Chief                   March 20, 2001
----------------------------------               Executive Officer (Principal
        Charlie W. Brinkley, Jr.                      Executive Officer)


 /s/ JOHN G. SQUIRES                                President and Director                        March 20, 2001
----------------------------------
            John G. Squires

   /s/ PATRICK J. ARMSTRONG                                Director                               March 20, 2001
----------------------------------
          Patrick J. Armstrong

   /s/   RICHARD M. DUNN                                   Director                               March 20, 2001
----------------------------------
            Richard M. Dunn

----------------------------------                         Director                               March , 2001
           Richard L. Garner

----------------------------------                         Director                               March , 2001
            Dennis E. Gilkey

 /s/ JENNINGS L. HURT, III                                 Director                               March 20, 2001
----------------------------------
         Jennings L. Hurt, III

----------------------------------                         Director                               March    , 2001
            Clark D. Jensen

 /s/ EUGENE M. PASCARELLA                                  Director                               March 20, 2001
----------------------------------
          Eugene M. Pascarella

----------------------------------                         Director                               March , 2001
            Jon C. Peterson

   /s/ JOHN K. RITENOUR                                    Director                               March 20, 2001
----------------------------------
            John K. Ritenour

----------------------------------                         Director                               March , 2001
          Stanley H. Sandefur

----------------------------------                         Director                               March    , 2001
          Joel E. Whittenhall

      /s/ STEPHEN R. JEUCK                        Chief Financial Officer and                     March 20, 2001
----------------------------------            Secretary (Principal Financial and
            Stephen R. Jeuck                     Principal Accounting Officer)


                                 EXHIBIT INDEX

EXHIBIT
NUMBER            EXHIBIT
-------           -------

5.1      Opinion of Shutts & Bowen LLP Re: Legality

8.1      Opinion of Shutts & Bowen LLP Re: Tax Matters

10.12 Agreement and Plan of Merger dated as of December 18, 2000 by and between Southern Community Bancorp and Peninsula Bancorp Inc.

21.1     List of Subsidiaries

23.1     Consent of Hacker, Johnson & Smith P.A.

23.3     Consent of Camputaro and Associates

23.4     Consent of Professional Bank Services, Inc.

24.1     Powers of Attorney

99.1     Form of Proxy